As filed with the Securities and Exchange Commission on January 17, 2006
Registration No. 333-129108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Thomas Weisel Partners Group, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6211	20-3550472
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
One Montgomery Street
San Francisco, California 94104
(415) 364-2500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David A. Baylor
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104
(415) 364-2500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Scott D. Miller	Jeffrey D. Saper
Sullivan & Cromwell LLP	Robert G. Day
1870 Embarcadero Road	Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California 94303	650 Page Mill Road
(650) 461-5600	Palo Alto, California 94304 (650) 493-9300
       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Per Unit(2)	Price(1)(2)	Registration Fee(3)

Common Stock, par value $0.01 per share	5,750,000 shares	$15	$86,250,000	$9,228.75

(1)	Includes offering price of shares issuable upon exercise of the underwriters’ option to purchase additional shares of Common Stock.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3)	A filing fee of $7,650.50 was previously paid.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 17, 2006.
Thomas Weisel Partners Group, Inc.
5,000,000 Shares
Common Stock

We are selling 3,783,670 shares of our common stock and the selling stockholders identified in this prospectus are selling an additional 1,216,330 shares. The selling stockholders have also granted the underwriters a 30-day option to purchase up to an additional 750,000 shares at the initial public offering price less the underwriting discount. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $13 and $15 per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “TWPG”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Keefe, Bruyette & Woods
Fox-Pitt, Kelton
The date of this prospectus is                       , 2006

Page

Prospectus Summary	1
Summary Consolidated Financial Data	6
The Offering	9
Risk Factors	10
Special Note Regarding Forward-Looking Statements	24
Dividend Policy	25
Dilution	26
Use of Proceeds	27
Capitalization	28
Unaudited Pro Forma Condensed Consolidated Financial Information	30
Selected Consolidated Financial and Other Data	39
Management’s Discussion and Analysis of Financial Condition and Results of Operations	42
Business	62
Management	81
Principal and Selling Stockholders	98
Certain Relationships and Related Transactions	100
Description of Capital Stock	104
Material United States Federal Tax Consequences for Non-U.S. Holders of Common Stock	108
Shares Eligible for Future Sale	110
Underwriting	112
Validity of Common Stock	116
Experts	116
Where You Can Find More Information	116
Index to Consolidated Financial Statements	F-1
EXHIBIT 5.1
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.20
EXHIBIT 10.21
EXHIBIT 10.22
EXHIBIT 10.23
EXHIBIT 10.24
EXHIBIT 10.25
EXHIBIT 10.26
EXHIBIT 21.1
EXHIBIT 23.1
EXHIBIT 24.2

   Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock and you should read this entire prospectus carefully before investing, especially the information discussed under “Risk Factors” beginning on page 10. As used in this prospectus, the terms “we,” “our” or “us” refer to Thomas Weisel Partners Group, Inc. and its consolidated subsidiaries, taken as a whole, as well as any predecessor entities, unless the context otherwise indicates.
Thomas Weisel Partners Group, Inc.
   We are an investment banking firm dedicated to providing:

•	Corporate finance and strategic advisory services to corporate clients;

•	Sales, trading, equity research and related services to institutional investors and high-net-worth individuals who are active in our target sectors; and

•	Asset management services to institutional investors and high-net-worth individuals.
   We were founded in 1998 by Thomas W. Weisel, who was Chairman and Chief Executive Officer of Montgomery Securities for more than 20 years. Prior to its acquisition by NationsBank in 1997, Montgomery Securities was one of the four leading growth-focused investment banks, all of which were acquired by large commercial banks between 1996 and 1998. Following the sale of Montgomery Securities and the consolidation of many investment banks in the 1990s, Mr. Weisel and our other founding partners recognized the market opportunity for an independent, full-service investment bank focused on the needs of growth companies and growth investors. Our founding partners invested in our firm along with more than 20 prominent venture capital and private equity investors, including professionals or funds affiliated with Accel Partners, Bessemer Venture Partners, Brentwood Venture Partners, Charlesbank Capital Partners, Citicorp Venture Partners, GE Asset Management, Institutional Venture Partners, Investor AB, James Richardson & Sons, Limited, Madison Dearborn Partners, Mayfield Fund, New Enterprise Associates, Oak Investment Partners, The Queen’s Health Systems, Saunders Karp and Megrue, SunAmerica and Weston Presidio Capital. Since our founding, we have further extended our relationships within the venture capital and private equity communities.
   We have organized our business to focus principally on the technology, healthcare and consumer sectors in order to capitalize on the opportunities being created by innovation, growth and capital investment in these sectors. We believe that the range and depth of our services are well suited to the corporate finance and strategic advisory needs of growth companies. We also believe that our specialized industry knowledge and trade execution capabilities are critical factors in successfully serving growth sector investors. Our reputation has been built on the expertise and leadership of our partners, who possess significant experience advising growth companies and serving sophisticated investors. We believe this expertise and leadership differentiates us from our competitors and positions us well for future growth.
   From our founding through September 30, 2005, we have:

•	Advised companies on 132 mergers and acquisitions, or M&A, transactions representing approximately $98.7 billion in announced transaction value;

•	Lead-managed or co-managed 333 initial public offerings, or IPOs, secondary offerings, follow-on offerings and offerings of convertible debt securities, representing more than $74.0 billion in aggregate proceeds;

•	Established a leading equity research team providing proprietary research on approximately 545 companies;

•	Increased our revenue-generating trading volume in listed and over-the-counter equity securities from an average of 4.8 million shares per day in 1999 to an average of 17.9 million shares per day in the nine months ended September 30, 2005; and

•	Formed venture capital, private equity and fund of funds investment funds, raising total capital commitments of approximately $2.1 billion.
   Our net revenues were $283.4 million for the year ended December 31, 2004 and $177.2 million for the nine months ended September 30, 2005. Our net income was $22.7 million for the year ended December 31, 2004 and our net loss was $14.2 million for the nine months ended September 30, 2005.
Principal Business Lines
   Our business is organized into four principal business lines: (i) investment banking, (ii) brokerage, (iii) equity research and (iv) asset management.
Investment Banking
   Our team of approximately 80 investment banking professionals specializes in raising capital for, and providing strategic advisory services to, growth companies in our target sectors. We focus on:

•	Identifying promising growth companies early in their development and building close relationships by providing advice and services to these companies as they grow; we refer to this method as our lifecycle approach to investment banking;

•	Offering senior-level attention to clients across all areas of our firm; and

•	Providing clients with a range of services tailored to the needs of growth companies.
   In addition to our traditional equity underwriting business, we offer equity private placement and convertible debt securities placement capabilities. We seek to deliver creative advice to, and effective transaction execution for, our clients.
   Our investment banking revenues were $85.0 million, or 30% of our net revenues, for the year ended December 31, 2004 and $47.3 million, or 27% of our net revenues, for the nine months ended September 30, 2005.
Brokerage
   Our team of approximately 100 brokerage professionals provides in-depth industry and company insights, timely market information and perspectives, as well as trade execution and independent investment advice to institutional investors and high-net-worth individuals. We provide two principal categories of brokerage services: (i) institutional brokerage and (ii) private client services.
   Our institutional brokerage group provides equity and convertible debt securities sales and trading services to more than 500 institutional investor accounts, including many of the world’s leading mutual fund families. Our institutional brokerage group is comprised of position traders, sales traders and institutional sales professionals experienced in serving the needs of growth-oriented institutional investors in our target sectors.
   Our private client services group offers a range of wealth management and brokerage services to high-net-worth individuals. Our private client services team manages or administers approximately $8.6 billion in client assets.
   Our brokerage revenues were $154.7 million, or 55% of our net revenues, for the year ended December 31, 2004 and $104.3 million, or 59% of our net revenues, for the nine months ended September 30, 2005.

Equity Research
   Our team of 37 publishing equity research analysts covers approximately 545 companies. Each of our analysts covers an average of 15 companies, making our research team one of the most productive in the industry, based on data provided by Thomson Financial. From January 1, 2002 to September 30, 2005, we increased the number of companies we cover by more than 41% during a period when many other full-service investment banks were substantially reducing their research coverage, particularly of small and medium-sized companies. As of September 30, 2005, approximately 83% of the companies covered by our research professionals had market capitalizations of $10 billion or less.
   We seek to differentiate our equity research through depth of insight and our ability to identify industry trends. Our analysts combine fundamental analysis of individual companies with theme-based industry and macroeconomic research, as evidenced by the 124 industry white papers we have published. We believe that institutional investors and venture capitalists value this approach to investment research.
Asset Management
   Our team of approximately 30 asset management professionals manages private equity funds and provides distribution management services. We manage three groups of investment funds in our private equity group, including (i) a fund group for primary and secondary private equity fund investments, (ii) an early stage venture capital fund group and (iii) a fund group that invests in the emerging life sciences and medical technology sectors.
   We have also historically managed Thomas Weisel Capital Partners, L.P. and its affiliated funds, or TWCP. In November 2005, we completed a transaction through which a new general partner, owned by the senior managers of TWCP, assumed responsibility for the management of TWCP. As a result of these arrangements, 11 of our asset management professionals joined the new general partner of TWCP in November 2005. We will not recognize future management fees from TWCP but we retain rights with respect to our capital account, including the right to transfer the interest which may be subject to approval of the limited partners of TWCP.
   Our distribution management professionals actively manage securities distributions for private equity and venture capital fund investors, and seek to enhance the returns realized by these investors from distributions made from private equity and venture capital funds.
   Our asset management revenues were $44.0 million, or 16% of our net revenues, for the year ended December 31, 2004 and $25.8 million, or 15% of our net revenues, for the nine months ended September 30, 2005. The management fees and transaction related fees generated by TWCP were $16.9 million, or 6% of our net revenues, for the year ended December 31, 2004 and $13.1 million, or 7% of our net revenues, for the nine months ended September 30, 2005.
Market Opportunity
   Our target sectors of technology, including media and telecommunications, healthcare and consumer, represent 54% of all companies listed on the Nasdaq, the New York Stock Exchange, or the NYSE, and the American Stock Exchange, or the AMEX, and generate significant capital markets and M&A activity. From January 1, 2000 through September 30, 2005, offerings by companies in our target sectors represented approximately 57% of the $815.6 billion of aggregate proceeds raised in U.S. IPOs, secondary offerings and follow-on offerings. For the same period, transactions involving companies in our target sectors represented approximately $2.7 trillion, or 57%, of the $4.7 trillion of total announced U.S. M&A deal value.
   We believe venture capital investment is an important indicator of investment banking activity in our target sectors primarily because venture capital investors typically seek to realize returns on their investments through public offerings or sales of portfolio companies within a target investment period. According to Dow Jones VentureOne, following significant declines from the historic highs experienced during the period from 1999 to 2001, venture capital investing has stabilized at approximately $20 billion per year. Over the last 10 years, more than 90% of all U.S. venture capital investments were made in technology, healthcare and consumer companies. Furthermore, we estimate that approximately 11,300 companies have received venture financing since 1995, and that approximately 5,000 of those companies remained in the portfolios of venture capital funds as of September 30, 2005. We believe these trends contribute significantly to our market opportunity.
Competitive Strengths
   We believe the following factors position us well for future growth:
Investment Banking

•	Extensive network of venture capital and private equity relationships;

•	Lifecycle approach to serving growth companies in our target sectors;
Brokerage

•	Service-oriented approach to brokerage;

•	Insightful and timely research providing creative, new investment ideas;
Firmwide

•	Well respected and recognized brand built on our commitment to our target sectors;

•	Experienced partners focused on providing clients with senior-level attention; and

•	Entrepreneurial culture with high professional standards.
Strategy
   We intend to build on our competitive strengths by maintaining our commitment to growth companies and growth investors and identifying emerging trends and industries with significant potential to drive economic growth. We plan to capitalize on our knowledge, expertise and extensive relationships to win underwriting and advisory engagements with venture-backed companies and to capture repeat business as these companies grow and their demand for services expands. We plan to execute our strategy by continuing to recruit and retain experienced professionals who share our passion for, and commitment to, growth companies and growth investors.
   We intend to continue to expand our research footprint efficiently. We believe that our focused commitment to research will continue to create revenue opportunities for us and enhance our position within our target sectors.
   Our strategy includes selectively pursuing strategic acquisitions as well as making investments in businesses or products that are complementary to our core businesses. We also intend to explore additional areas of growth within our asset management business, including alternative investment vehicles.
Recent Developments
   Set forth below are certain selected financial data for the three months ended December 31, 2005. These data are preliminary and are not derived from financial statements. We expect to file financial statements for the year ended December 31, 2005 subsequent to the completion of this offering.
   For the three months ended December 31, 2005, we expect to report investment banking revenues of $28.1 million, as compared to $19.9 million for the three months ended December 31, 2004. During the three months ended December 31, 2005, we also expect to report $33.9 million in brokerage revenues, as compared to $36.0 million of brokerage revenues in the same period in 2004. The fourth quarter 2005 investment banking revenues included $14.9 million of estimated revenues from capital markets transactions and $13.2 million of estimated revenues from strategic advisory transactions. These fees were generated from 18 revenue-generating transactions, including 6 IPOs, 6 follow-on offerings, 1 private placement and 5 strategic advisory engagements, and included approximately $10.6 million of revenues generated from multiple advisory services we performed for a single client.
   Our fourth quarter 2005 investment banking revenues include estimates for the underwriting revenues. The amount of underwriting revenues is not determined until the transactions settle, which is typically 90 days from closing. In addition, the expected fourth quarter 2005 brokerage revenues include estimates for the assets under management for our private client business and other estimates for the open settlement of brokerage commissions, which are also subject to revision and could cause our final reported brokerage revenue amount to be different than as shown above.
Why We Are Going Public
   We have decided to become a public company for four principal reasons:

•	To enhance our profile as an investment bank specializing in the growth sectors of the economy;

•	To provide capital to support and expand our investment banking, brokerage and asset management businesses;

•	To extend equity ownership to substantially all of our employees; and

•	To permit the realization of equity value by our principal owners over time.
Our Reorganization
   We currently conduct our business through a limited liability company, Thomas Weisel Partners Group LLC and its consolidated subsidiaries. On or immediately prior to the closing of this offering, we will complete a number of transactions in order to have Thomas Weisel Partners Group, Inc. succeed to the business of Thomas Weisel Partners Group LLC and its consolidated subsidiaries and to have our members become stockholders of Thomas Weisel Partners Group, Inc. For further details on these transactions, see “Certain Relationships and Related Transactions — Reorganization Transactions” in this prospectus.
Other Information
   We employed a total of 544 people as of September 30, 2005, including 144 senior professionals, which include our partners and principals, 314 other professionals and 86 other employees. Our partners have an average tenure of five years at our firm.
   Our headquarters are located at One Montgomery Street, San Francisco, California 94104. Our telephone number is (415) 364-2500. We have additional offices in San Francisco, Silicon Valley, Boston, New York and Mumbai, India. We maintain an Internet website at http://www.tweisel.com. The information on our website is not part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA
   The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, the disclosures set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Consolidated Financial Information” as well as in the consolidated financial statements and their notes. Our summary historical financial data reflects our historical operations as a limited liability company and does not reflect as compensation expense amounts paid to our partners as distributions of members’ capital and does not fully reflect the taxes we will pay as a corporation.
   The summary consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005 and the summary consolidated statement of financial condition data as of December 31, 2003 and 2004 and September 30, 2005 are derived from, and qualified by reference to, the audited consolidated financial statements of Thomas Weisel Partners Group LLC included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The summary consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the summary consolidated statement of financial condition data as of December 31, 2000, 2001 and 2002 have been derived from unaudited consolidated financial statements of Thomas Weisel Partners Group LLC not included in this prospectus.
   The summary consolidated statement of operations data for the nine months ended September 30, 2004 are derived from, and qualified by reference to, the unaudited consolidated financial statements of Thomas Weisel Partners Group LLC included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The summary consolidated statement of financial condition data as of September 30, 2004 is derived from, and qualified by reference to, the unaudited consolidated financial statements of Thomas Weisel Partners Group LLC not included in this prospectus.
   The summary consolidated financial data for the nine months ended September 30, 2005 have been restated for the matters discussed in Note 18 to the accompanying consolidated financial statements.

   The unaudited pro forma data set forth below for the year ended December 31, 2004 and the nine months ended September 30, 2005 have been derived from the pro forma data set forth in “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus.

						As of or for Nine Months
	As of or for Year Ended December 31,					Ended September 30,

	2000	2001	2002	2003	2004	2004	2005

							(as restated)*
	(In thousands, except per share data)
Statement of Operations Data
Revenues:
Investment banking	$266,244	$107,259	$53,670	$82,414	$84,977	$65,088	$47,318
Brokerage	211,906	221,690	172,008	139,391	154,746	118,792	104,255
Asset management	(366)	8,655	17,792	41,598	44,009	26,710	25,787
Interest income	20,463	11,256	5,849	2,116	3,148	2,257	3,439

Total revenues	498,247	348,860	249,319	265,519	286,880	212,847	180,799
Interest expense	(11,858)	(11,416)	(5,634)	(3,615)	(3,470)	(2,492)	(3,567)

Net revenues	486,389	337,444	243,685	261,904	283,410	210,355	177,232
Expenses:
Compensation and benefits	216,058	159,177	131,486	127,184	146,078	111,529	117,089
Other expenses and taxes	152,660	169,115	170,126	124,263	114,650	89,620	74,300

Total expenses and taxes	368,718	328,292	301,612	251,447	260,728	201,149	191,389
Net income (loss)(a)(b)	117,671	9,152	(57,927)	10,457	22,682	9,206	(14,157)
Preferred dividends and accretion	(11,470)	(6,580)	(14,520)	(15,380)	(15,761)	(11,758)	(11,543)

Income (loss) attributable to Class A, B and C shareholders(a)(b)	$106,201	$2,572	$(72,447)	$(4,923)	$6,921	$(2,552)	$(25,700)

Statement of Financial Condition Data
Total assets	$397,735	$480,164	$325,399	$312,606	$309,174	$314,023	$248,686
Total liabilities	222,095	271,927	197,444	182,721	178,206	194,294	141,404
Total redeemable convertible preference stock	139,470	209,378	214,070	216,624	221,635	220,320	222,370
Members’ equity (deficit)	36,170	(1,141)	(86,115)	(86,739)	(90,667)	(100,591)	(115,088)

		As of or for
	For the Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005

		(as restated)*
Pro Forma(c)
Pro forma net revenues (d)	$282,063	$176,222
Pro forma compensation and benefits (d)	159,366	117,089
Pro forma initial public offering awards (d)	8,790	6,593
Pro forma other expenses	112,606	72,495

Pro forma total expenses (d)	280,762	196,177
Pro forma income (loss) before tax (d)	1,301	(19,955)
Pro forma tax expense (benefit) (e)	1,963	(7,988)

Pro forma net loss (e)	(662)	(11,967)
Pro forma diluted loss per share	$(0.03)	$(0.57)
Pro forma book value per share	N/A	4.90

*	See Note 18 to the accompanying consolidated financial statements.

(a)	Prior to our initial public offering we were a limited liability company and certain payments to our partners were distributions of members’ capital rather than compensation. As a result, our pre-tax earnings and compensation and benefits expense prior to our initial public offering did not include all payments we made to our partners. Accordingly, pre-tax earnings in those periods may have understated the operating costs we would have incurred as a corporation. Following our initial public offering, we will include all payments for services rendered by our partners in our compensation and benefits expense.

(b)	Prior to our initial public offering we were a limited liability company and our earnings did not fully reflect the taxes we will pay as a corporation.

(c)	We believe the pro forma amounts presented more accurately depict the results we would have achieved as a corporation, as these amounts change compensation expense and tax expense to amounts that we expect would have been paid had we operated as a corporation during the periods reported, and decrease net revenues by the amount of interest expense on notes payable issued to preferred shareholders upon reorganization. The amounts for the nine months ended September 30, 2005 and the year ended December 31, 2004 reflect pro forma results of operations as if these transactions had occurred on January 1 of each of those periods.

(d)	Prior to our initial public offering we were a limited liability company and certain payments to our partners were distributions of members’ capital rather than compensation. As a corporation, we will include all payments for services rendered by our partners in our compensation and benefits expense.

On a pro forma basis, compensation and benefits expense, reflecting our conversion from a limited liability company to a corporation, consists of cash compensation and non-cash compensation related to restricted stock units awarded to employees. We intend to maintain annual total compensation and benefits, including that payable to our current partners but excluding equity awards to be made in connection with our initial public offering, at between 55% and 58% of annual net revenues beginning in 2006, although we retain the ability to change this rate in the future. We expect that our compensation and benefits expense will likely exceed 58% of our net revenues in 2005, primarily because for the first nine months of 2005 our total compensation and benefits expense was 66% of our net revenues. An adjustment to increase compensation expense for the year ended December 31, 2004 of $13.3 million has been made to record total compensation and benefits expense at 56.5% of net revenues, the mid-point of the range of our intended annual compensation rate, plus an estimate of the compensation expense associated with the initial grant of restricted stock units to employees under our equity incentive plan. Compensation expense was not adjusted for the nine months ended September 30, 2005 because actual compensation expense in that period exceeded 56.5% of net revenues.

In addition, pro forma net revenues have been decreased by interest expense on notes payable issued to preferred shareholders upon reorganization of $1.0 million and $1.3 million in the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. If actual interest rates were 0.125% per annum higher or lower than the current rates on treasury securities used in the calculation of interest expense for the notes payable, changes in pro forma income (loss) before tax and pro forma net income (loss) would be immaterial for the year ended December 31, 2004 and nine months ended September 30, 2005.

(e)	As a limited liability company, we were generally not subject to income taxes except in foreign and local jurisdictions. The pro forma provision (benefit) for income taxes for the year ended December 31, 2004 and the nine months ended September 30, 2005 includes adjustments for additional tax benefit of $0.1 million and $9.8 million, respectively. These adjustments include assumed federal, foreign, state and local income taxes as if we were organized as a corporation for each period from January 1 at an assumed combined federal, foreign, state and local income tax rate of 42% of our pre-tax income (loss) adjusted for non-deductible items.

THE OFFERING

Common stock offered by us	3,783,670 shares

Common stock offered by the selling stockholders	1,216,330 shares

Common stock to be outstanding after this offering	21,130,940 shares

Underwriters’ option to purchase additional shares from the selling stockholders	750,000 shares

Voting rights	One vote per share.

Use of proceeds	We will receive net proceeds from our sale of shares of common stock in this offering of approximately $44.9 million, assuming an initial public offering price of $14 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds from this offering for general corporate purposes. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Dividend policy	We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.

Proposed Nasdaq National Market symbol	TWPG
   Unless we specifically state otherwise, the information in this prospectus gives effect to the reorganization transactions that we will complete prior to the closing of this offering, but does not reflect either the sale of up to 750,000 shares of common stock which the underwriters have the option to purchase from the selling stockholders or the 1,883,499 shares of our common stock underlying restricted stock units that we intend to grant to our employees effective as of the completion of this offering.

RISK FACTORS
   You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you could lose all or part of your investment in our common stock.
Risks Related to Our Business
We focus principally on specific sectors of the economy, and a deterioration in the business environment in these sectors generally or decline in the market for securities of companies within these sectors could materially adversely affect our businesses
   We focus principally on the technology, healthcare and consumer sectors of the economy. Therefore, volatility in the business environment in these sectors generally, or in the market for securities of companies within these sectors particularly, could substantially affect our financial results and the market value of our common stock. The business environment for companies in these sectors has experienced substantial volatility since we were formed, and our financial results have consequently been subject to significant variations from year to year. The market for securities in each of our target sectors may also be subject to industry-specific risks. For example, changes in policies by the United States Food and Drug Administration may affect the market for securities of biotechnology and healthcare companies. Underwriting transactions, strategic advisory engagements and related trading activities in our target sectors represent a significant portion of our businesses. This concentration exposes us to the risk of substantial declines in revenues in the event of downturns in these sectors of the economy. For example, during the period from January 1, 2000 to December 31, 2002, the Nasdaq composite index fell 67% from 4,069 to 1,336, the dollar volume of IPOs by technology companies dropped 95% from $64.6 billion in 2000 to $3.0 billion in 2002 and the dollar volume of mergers and acquisitions involving technology companies declined 91% from $460.0 billion in 2000 to $42.5 billion in 2002. Our revenues during the same period declined 50% from a peak of $486.4 million in 2000 to $243.7 million in 2002. Any future downturns in our target sectors could materially adversely affect our business and results of operations.
Our financial results may fluctuate substantially from period to period, which may impair our stock price
   We have experienced, and expect to experience in the future, significant periodic variations in our revenues and results of operations. These variations may be attributed in part to the fact that our investment banking revenues are typically earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In most cases we receive little or no payment for investment banking engagements that do not result in the successful completion of a transaction. As a result, our business is highly dependent on market conditions as well as the decisions and actions of our clients and interested third parties. For example, a client’s acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or shareholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other problems in the client’s or counterparty’s business. If the parties fail to complete a transaction on which we are advising or an offering in which we are participating, we will earn little or no revenue from the transaction. This risk may be intensified by our focus on growth companies in the technology, healthcare and consumer sectors, as the market for securities of these companies has experienced significant variations in the number and size of equity offerings as well as the after-market trading volume and prices of newly issued securities. Recently, more companies initiating the process of an initial public offering are simultaneously exploring merger and acquisition exit opportunities. If we are not engaged as a strategic advisor in any such dual-tracked process, our investment banking revenues would be adversely affected in the event that an initial public offering is not consummated. In addition, our investments in our private equity funds are adjusted for accounting purposes to fair value at the end of each quarter and our allocable share of these gains or losses will affect our revenues even when these market fluctuations have no cash impact, which could increase the volatility of our quarterly earnings.
   As a result, we are unlikely to achieve steady and predictable earnings on a quarterly basis, which could in turn adversely affect our stock price. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Quarterly Performance”.
Our ability to retain our senior professionals is critical to the success of our business, and our failure to do so may materially adversely affect our reputation, business and results of operations
   Our ability to obtain and successfully execute the business mandates that generate a significant portion of our revenues depends upon the personal reputation, judgment, business generation capabilities and project execution skills of our partners, particularly Thomas W. Weisel, our founder, Chairman and Chief Executive Officer, and the other members of our Executive Committee (Timothy J. Heekin, Blake J. Jorgensen, Robert W. Kitts, Mark Manson and Paul C. Slivon). Our partners’ personal reputations and relationships with our clients are a critical element in obtaining and executing client engagements. We encounter intense competition for qualified employees from other companies in the investment banking industry as well as from businesses outside the investment banking industry, such as hedge funds, private equity funds and venture capital funds. From time to time, we have experienced losses of investment banking, brokerage, research and other professionals. For example, from January 1, 2004 through September 30, 2005, 23 partners left our firm and we hired or promoted 23 partners. Losses of our key personnel may occur in the future. The departure or other loss of Mr. Weisel, any other member of our Executive Committee or any partner who manages substantial client relationships and possesses substantial experience and expertise, could impair our ability to secure or successfully complete engagements, which could materially adversely affect our business and results of operations.
   As a public company, we may face additional retention pressures. In connection with this offering and our conversion to corporate form, our partners will receive substantial amounts of common stock in exchange for their membership interests. Ownership of, and the ability to realize equity value from, our common stock, unlike that of membership interests in Thomas Weisel Partners Group LLC, will not depend upon a partner’s continued employment and our partners will no longer be restricted from leaving us by the potential loss of the value of their ownership interests. These shares of common stock will be subject to certain restrictions on transfer and a portion will be pledged to secure our partners’ liquidated damages obligations to us as set forth in the partners’ equity agreement. However, these agreements will survive for only a limited period and will permit our partners to leave us without losing any of their shares of common stock if they comply with these agreements and, in some cases, compliance with these agreements may also be waived. Consequently, the steps we have taken to encourage the continued service of these individuals after this offering may not be effective. In addition, beginning in the first fiscal year following this offering, we intend to target total annual compensation and benefits, including that payable to our partners but excluding expenses relating to equity awards to be made in connection with our initial public offering, at between 55% and 58% of annual net revenues, although we retain the ability to change this rate in the future. For 2005, we expect that our total compensation and benefits expense will likely exceed 58% of net revenues, primarily because for the first nine months of 2005 our total compensation and benefits expense was 66% of our net revenues. We may not be able to retain our senior professionals at compensation levels that are within our target range of compensation expense to net revenues. Furthermore, following this offering, the incentives to attract, retain and motivate our professionals provided by equity-based awards or other arrangements may not be as effective as the opportunity, which existed prior to our conversion to corporate form, to become an equity partner in our firm.
   If any of our partners were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services. The compensation arrangements, non-competition agreements and lock-up agreements we have entered into with our partners may not prove effective in preventing our partners from resigning to join our competitors and the non-competition agreements may not be upheld if we were to seek to enforce our rights under these agreements. See “Management — Employment Agreements”, “Management — Partners’ Equity Agreement” and “Management — Pledge Agreements”.
Pricing and other competitive pressures may impair the revenues and profitability of our brokerage business
   We derive a significant portion of our revenues from our brokerage business, which accounted for more than half of our net revenues in 2001, 2002, 2003 and 2004. Along with other brokerage firms, we have experienced intense price competition in this business in recent years. In particular, the ability to execute trades electronically, through the Internet and through other alternative trading systems has increased the pressure on trading commissions and spreads. We expect this trend toward alternative trading systems and pricing pressures in this business to continue. The introduction of decimalization in securities trading since 2000 has also reduced revenues and lowered margins within the equity brokerage divisions of many brokerage firms, including ours. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price. In addition, we face pressure from our larger competitors, which may be better able to offer a broader range of complementary products and services to brokerage clients in order to win their trading business. If we are unable to compete effectively with our competitors in these areas, the revenues and profitability of our brokerage business may decline and our business, financial condition and results of operations may be adversely affected.
   In addition, as we are committed to maintaining and improving our comprehensive research coverage in our target sectors to support our brokerage business, we may be required to make substantial investments in our research capabilities. Changes in laws and regulations governing brokerage and research activities could also adversely affect our future efforts in this area. For example, the SEC staff has conducted studies with respect to “soft dollar” practices (i.e., arrangements under which an investment adviser directs client brokerage transactions to a broker in exchange for research products or services in addition to brokerage services) in the brokerage and asset management industries. In October 2005, the SEC proposed interpretive guidance regarding the scope of permitted brokerage and research services in connection with soft dollar practices. The SEC staff has indicated that it is considering additional rulemaking in this area, and we cannot predict the effect that additional rulemaking may have on our brokerage business.
   Fidelity Management & Research Company, one of our largest institutional brokerage clients in terms of commission revenue, has recently announced that it has entered into arrangements with some brokerage firms under which Fidelity will separate payments for research products or services from trading commissions for brokerage services and will pay for research directly in cash, instead of compensating these firms through trading commissions as under soft dollar practices. If such arrangements are reached between Fidelity, or our other institutional brokerage clients, and us, or if similar practices are adopted by more firms in the brokerage industry in the future, it may further increase the competitive pressures on trading commissions and spreads and reduce the value our clients place on high-quality research, all of which would likely impair the revenues and profitability of our brokerage business. Conversely, if we are unable to make similar arrangements with Fidelity or other investment managers that insist on separating trading commissions from research products, volumes and trading commissions in our brokerage business also would likely decrease.

Difficult market conditions could adversely affect our business in many ways
   Difficult market and economic conditions and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability in many ways. Weakness in equity markets and diminished trading volume of securities could adversely impact our brokerage business, from which we have historically generated more than half of our net revenues. Industry-wide declines in the size and number of underwritings and mergers and acquisitions also would likely have an adverse effect on our revenues. In addition, reductions in the trading prices for equity securities also tend to reduce the deal value of investment banking transactions, such as underwriting and mergers and acquisitions transactions, which in turn may reduce the fees we earn from these transactions. As we may be unable to reduce expenses correspondingly, our profits and profit margins may decline.
   As an investment bank focused principally on the growth sectors of the economy, we depend significantly on transactions by venture capital-backed companies for sources of revenues and potential business opportunities. To the extent venture capital investment activities slow down in general or in our target sectors due to difficult market conditions or otherwise, our business, financial condition and results of operations may be adversely affected. In addition, as we are headquartered in California and a substantial percentage of our growth company clients are located in California, a natural disaster or a regional economic downturn in California could harm our businesses even when the market conditions elsewhere are not affected.
   Adverse market or economic conditions or a slowdown of activity in the sectors in which the portfolio companies of our private equity funds operate could have an adverse effect on the earnings of those portfolio companies, and therefore, our earnings, especially if we seek to increase our private equity fund management revenues in the future.
We face strong competition from larger firms
   The brokerage and investment banking industries are intensely competitive and we expect them to remain so. We compete on the basis of a number of factors, including client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products. We have experienced intense price competition in some of our businesses, in particular discounts in large block trades and trading commissions and spreads. In addition, pricing and other competitive pressures in investment banking, including the trends toward multiple book runners, co-managers and multiple financial advisors handling transactions, have continued and could adversely affect our revenues, even as the volume and number of investment banking transactions have started to increase. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price.
   We are a relatively small investment bank with 544 employees (including our partners) and net revenues of $283.4 million in 2004. Many of our competitors in the brokerage and investment banking industries have a broader range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we have. These larger and better capitalized competitors may be better able to respond to changes in the brokerage and investment banking industries, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally.
   The scale of our competitors has increased in recent years as a result of substantial consolidation among companies in the brokerage and investment banking industries. In addition, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired underwriting or financial advisory practices and broker-dealers or have merged with other financial institutions. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses. In particular, the ability to provide financing has become an important advantage for some of our larger competitors and, because we do not provide such financing, we may be unable to compete as effectively for clients in a significant part of the brokerage and investment banking market.
   If we are unable to compete effectively with our competitors, our business, financial condition and results of operations will be adversely affected.
We have incurred losses in recent periods and may incur losses in the future
   We have incurred losses in several recent periods. We recorded a net loss of $57.9 million for the year ended December 31, 2002 and $14.2 million for the nine months ended September 30, 2005. We also recorded net losses in certain quarters within other fiscal years. We may incur losses in any of our future periods. Historically, most of our financing came through contributions from our venture capital and private equity investors and our partners. These investors and partners have no obligation to make further investments in us. If we are unable to raise funds to finance future losses, those losses may have a significant effect on our liquidity as well as our ability to operate.
   In addition, we may incur significant expenses in connection with any expansion of our underwriting, trading and asset management businesses or engage in strategic acquisitions and investments. Accordingly, we will need to increase our revenues at a rate greater than our expenses to achieve and maintain profitability. If our revenues do not increase sufficiently, or even if our revenues increase but we are unable to manage our expenses, we will not achieve and maintain profitability in future periods.
Our capital markets and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements
   Our investment banking clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific capital markets or mergers and acquisitions transactions, rather than on a recurring basis under long-term contracts. As these transactions are typically singular in nature and our engagements with these clients may not recur, we must seek out new engagements when our current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements that generate fees from the successful completion of transactions, our business and results of operations would likely be adversely affected.
A significant portion of our brokerage revenues are generated from a relatively small number of institutional clients
   We target the largest 60 institutional investor accounts in our brokerage business. A relatively small number of these institutional clients generate a substantial portion of our trading revenues. For example, in 2004, we generated 32% of our brokerage revenues, or approximately 18% of our net revenues, from our ten largest brokerage clients. If any of our key clients departs or reduces its business with us and we fail to attract new clients that are capable of generating significant trading volumes, our business and results of operations will be adversely affected.
Poor investment performance may reduce revenues and profitability of our asset management operations
   As part of our strategy, we intend to explore additional areas of growth in our asset management business. Our revenues from this business are primarily derived from management fees which are based on committed capital and/or assets under management and incentive fees, which are earned if the return of our private equity funds exceeds certain threshold returns. Our ability to maintain or increase assets under management is subject to a number of factors, including investors’ perception of our past performance, market or economic conditions, competition from other fund managers and our ability to negotiate terms with major investors.
   Investment performance is one of the most important factors in retaining existing clients and competing for new asset management and private equity business. Poor investment performance could reduce our revenues and impair our growth in many ways:

•	existing clients may withdraw funds from our asset management business in favor of better performing products;

•	our incentive fees could decline or be eliminated entirely;

•	firms with which we have business relationships may terminate these relationships with us; and

•	our key employees in the business may depart, whether to join a competitor or otherwise.
As substantial portions of the investment portfolios in our investment funds have not yet been realized through sales or other exits, it remains unknown whether these funds will achieve satisfactory investment performance. Even when market conditions are generally favorable, our investment performance may be adversely affected by our investment style and the particular investments that we make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to raise new funds will likely be impaired.
Increase in capital commitments in our trading, underwriting and other businesses increases the potential for significant losses
   The trend in capital markets is toward larger and more frequent commitments of capital by financial services firms in many of their activities. For example, in order to win business, investment banks are increasingly committing to purchase large blocks of stock from publicly-traded issuers or their significant shareholders, instead of the more traditional marketed underwriting process, in which marketing was typically completed before an investment bank committed to purchase securities for resale. We have participated in this trend and expect to continue to do so, aided in part by the increased capital that this offering will provide. As a result, we will be subject to increased risk as we commit greater amounts of capital to facilitate primarily client-driven business. Furthermore, we may suffer losses even when economic and market conditions are generally favorable for others in the industry.
   We may enter into large transactions in which we commit our own capital as part of our trading business. The number and size of these large transactions may materially affect our results of operations in a given period. We may also incur significant losses from our trading activities due to market fluctuations and volatility from quarter to quarter. Although we generally do not engage in proprietary trading, we maintain trading positions in the fixed income and equity markets to facilitate client trading activities. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in the value of those assets or in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.
Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses
   Liquidity, or ready access to funds, is essential to financial services firms. Failures of financial institutions have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our trading business and perceived liquidity issues may affect our clients and counterparties’ willingness to engage in brokerage transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our trading clients, third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.
   Our private equity business may also create liquidity risk due to increased levels of investments in high-risk, illiquid assets. We have made substantial principal investments in our private equity funds and may make additional investments in future funds, which are typically made in securities that are not publicly traded. There is a significant risk that we may be unable to realize our investment objectives by sale or other disposition at attractive prices or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from changes in the financial condition or prospects of the portfolio companies in which investments are made, changes in national or international economic conditions or changes in laws, regulations, fiscal policies or political conditions of countries in which investments are made. It takes a substantial period of time to identify attractive investment opportunities and then to realize the cash value of our investments through resale. Even if a private equity investment proves to be profitable, it may be several years or longer before any profits can be realized in cash.
   Thomas Weisel Partners LLC, our broker-dealer subsidiary, is subject to the net capital requirements of the SEC and various self-regulatory organizations of which it is a member. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Any failure to comply with these net capital requirements could impair our ability to conduct our core business as a brokerage firm. Furthermore, Thomas Weisel Partners LLC is subject to laws that authorize regulatory bodies to block or reduce the flow of funds from it to Thomas Weisel Partners Group, Inc. As a holding company, Thomas Weisel Partners Group, Inc. depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments and to fund all payments on its obligations, including debt obligations. As a result, regulatory actions could impede access to funds that Thomas Weisel Partners Group, Inc. needs to make payments on obligations, including debt obligations, or dividend payments. In addition, because Thomas Weisel Partners Group, Inc. holds equity interests in the firm’s subsidiaries, its rights as an equity holder to the assets of these subsidiaries may not materialize until the claims of the creditors of these subsidiaries are first satisfied.
Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk
   Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.
   We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. As a clearing member firm, we finance our customer positions and could be held responsible for the defaults or misconduct of our customers. Although we regularly review credit exposures to specific clients and counterparties and to specific industries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. If any of the variety of instruments, processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses.

Our independent registered public accounting firm identified material weaknesses in our internal controls, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price
   In connection with the audits of our consolidated financial statements for the year ended December 31, 2004 and the nine months ended September 30, 2005, our independent registered public accounting firm identified material weaknesses in our internal controls, as defined in the standards established by the American Institute of Certified Public Accountants. The material weakness identified for the year ended December 31, 2004 related to deficiencies in the accounting research and reporting functions within our finance department, which resulted in improper applications of U.S. generally accepted accounting principles, or GAAP, to certain employment contracts that we entered into with our employees. As a result, we recorded a decrease of approximately $2.7 million in compensation expense in our 2004 consolidated financial statements to correct these errors and recorded a corresponding increase to compensation expense in earlier years. The material weakness identified for the nine months ended September 30, 2005 related to our closing and reporting process and our not being as self-sufficient as we ultimately need to be with respect to the selection and application of accounting policies for complex transactions. Because we lacked sufficient resources to perform a timely review of amounts and disclosures in our financial statements, we had errors aggregating approximately $350,000 in the valuation of certain investments in partnerships. We are in the process of addressing these material weaknesses. However, these material weaknesses may indicate a heightened risk that a material misstatement in our annual or interim financial statements will not be prevented or detected. In addition, the steps we have taken or intend to take may not remediate these material weaknesses and additional significant deficiencies or material weaknesses in our internal control over financial reporting may be identified in the future.
   Once we become a public company, Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission, or SEC, will require our management to conduct annual assessments of the effectiveness of our internal control over financial reporting and will require a report by our independent registered public accounting firm addressing these assessments, beginning as early as our fiscal year ending December 31, 2007. During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in our stock price. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq National Market, regulatory investigations and civil or criminal sanctions.
Our operations and infrastructure may malfunction or fail
   Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across diverse markets, and the transactions we process have become increasingly complex. Our financial, accounting or other data processing systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.
   We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. We are currently in the process of transitioning to a new clearing broker in connection with our securities transactions, and we may experience operational failure or termination either before or after the completion of this process. Any such failure or termination could adversely affect our ability to effect transactions and to manage our exposure to risk.
   In addition, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business, whether due to fire, other natural disaster, power or communications failure, act of terrorism or war or otherwise. Nearly all of our employees in our primary locations, including San Francisco, New York and Boston, work in close proximity to each other. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer and we may not be able to implement successfully contingency plans that depend on communication or travel.
   Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize our or our clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.
Strategic investments or acquisitions and joint ventures may result in additional risks and uncertainties in our business
   We intend to grow our core businesses through both internal expansion and through strategic investments, acquisitions or joint ventures. To the extent we make strategic investments or acquisitions or enter into joint ventures, we face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners. In the case of joint ventures, we are subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control. In addition, conflicts or disagreements between us and our joint venture partners may negatively impact our businesses.
   As discussed under “Business — Principal Business Lines — Equity Research”, we plan to further enhance our research capabilities in 2006 through our affiliated entity in India. To the extent that we pursue business opportunities outside the United States, we will be subject to political, economic, legal, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities. In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. We are also subject to the enhanced risk that transactions we structure might not be legally enforceable in the relevant jurisdictions.
Evaluation of our prospects may be more difficult in light of our limited operating history
   Our company was formed in 1998 and we have a limited operating history upon which to evaluate our business and prospects. As a relatively young enterprise, we are subject to the risks and uncertainties that face a company during its formative development. Some of these risks and uncertainties relate to our ability to attract and retain clients on a cost-effective basis, expand and enhance our service offerings, raise additional capital and respond to competitive market conditions. We may not be able to address these risks adequately, and our failure to do so may adversely affect our business and the value of your investment in our common stock.
Risks Related to Our Industry
Risks associated with regulatory impact on capital markets
   Highly-publicized financial scandals in recent years have led to investor concerns over the integrity of the U.S. financial markets, and have prompted Congress, the SEC, the NYSE and Nasdaq to significantly expand corporate governance and public disclosure requirements. To the extent that private companies, in order to avoid becoming subject to these new requirements, decide to forgo initial public offerings, our equity underwriting business may be adversely affected. In addition, provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules imposed by self-regulatory organizations have diverted many companies’ attention away from capital market transactions, including securities offerings and acquisition and disposition transactions. In particular, companies that are or are planning to be public are incurring significant expenses in complying with the SEC and accounting standards relating to internal control over financial reporting, and companies that disclose material weaknesses in such controls under the new standards may have greater difficulty accessing the capital markets. These factors, in addition to adopted or proposed accounting and disclosure changes, may have an adverse effect on our business.
Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions
   Firms in the financial services industry have been operating in a difficult regulatory environment. The industry has experienced increased scrutiny from a variety of regulators, including the SEC, the NYSE, the NASD and state attorneys general. Penalties and fines sought by regulatory authorities have increased substantially over the last several years. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Among other things, we could be fined, prohibited from engaging in some of our business activities or subject to limitations or conditions on our business activities. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.
   In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs, additional operational personnel and increased regulatory risk. Failure to adhere to these policies and procedures may result in regulatory sanctions or client litigation. For example, the research areas of investment banks have been and remain the subject of heightened regulatory scrutiny which has led to increased restrictions on the interaction between equity research analysts and investment banking personnel at securities firms. Several securities firms in the United States, including our wholly-owned broker-dealer subsidiary, reached a global settlement in 2003 and 2004 with certain federal and state securities regulators and self-regulatory organizations to resolve investigations into equity research analysts’ alleged conflicts of interest. Under this settlement, the firms have been subject to certain restrictions and undertakings, which have imposed additional costs and limitations on the conduct of our businesses. Potential civil lawsuits implicating investment research analysts’ conflicts of interest were not settled as part of the global settlement. Our total potential liability in respect of such civil cases cannot be reasonably estimated but could be material to our results of operations. The global settlement also did not resolve potential charges involving individual employees, including supervisors, and regulatory investigations are continuing.
   Asset management businesses have experienced a number of highly publicized regulatory inquiries concerning market timing, late trading and other activities that focus on the mutual fund industry. These inquiries have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisers and broker-dealers. Although we do not act as an investment adviser to mutual funds, the regulatory scrutiny and rulemaking initiatives may result in an increase in operational and compliance costs or the assessment of significant fines or penalties against our asset management business, and may otherwise limit our ability to engage in certain activities. In addition, the SEC staff has conducted studies with respect to soft dollar practices in the brokerage and asset management industries. In October 2005, the SEC proposed interpretive guidance regarding the scope of permitted brokerage and research services in connection with soft dollar practices. The SEC staff has indicated that it is considering additional rulemaking in this area, and we cannot predict the effect that additional rulemaking may have on our asset management or brokerage business.
Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal action against us could materially adversely affect our businesses
   We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions, potential liability for “fairness opinions” and other advice we provide to participants in strategic transactions and disputes over the terms and conditions of complex trading arrangements. We are also subject to claims arising from disputes with employees for alleged discrimination or harassment, among other things. For example, in December 2005, we received letters from counsel purporting to represent at least six of our former partners, claiming, among other things, their right to return of certain capital contributions made by them. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.
   As a brokerage and investment banking firm, we depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Moreover, our role as advisor to our clients on important underwriting or mergers and acquisitions transactions involves complex analysis and the exercise of professional judgment, including rendering “fairness opinions” in connection with mergers and other transactions. Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including shareholders of our clients who could bring securities class actions against us. Our investment banking engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects.
Employee misconduct could harm us and is difficult to detect and deter
   There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases, and we may suffer significant reputational harm for any misconduct by our employees.
Risks Related to This Offering and Our Shares
We will be controlled by our partners whose interests may differ from those of other stockholders
   Upon completion of this offering, our partners will collectively own 58.5% of the total shares of common stock outstanding. Thomas W. Weisel will beneficially own 12.6% of our common stock and he and the five other members of our Executive Committee will collectively own 25.4% of our common stock.
   As a result of these shareholdings, our partners initially will be able to elect our entire board of directors, control our management and policies and, in general, determine without the consent of the other stockholders the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. Our partners initially will be able to prevent or cause a change in control of us. These actions may be taken even if other stockholders oppose them.
Provisions of our organizational documents may discourage an acquisition of us
   Our organizational documents contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, our board of directors may, without the consent of stockholders, issue preferred stock with greater voting rights than the common stock. If a change of control or change in management that stockholders might otherwise consider to be favorable is prevented or delayed, the market price of our common stock could decline. See “Description of Capital Stock — Certain Anti-Takeover Matters” for a discussion of these anti-takeover provisions.

Future sales of our common stock could cause our stock price to decline
   Sales of substantial amounts of common stock by our partners, employees and other stockholders, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of common stock.
   Upon completion of this offering, there will be 21,130,940 shares of common stock outstanding. Of these shares, the 5,000,000 shares of common stock to be sold in this offering (or 5,750,000 shares if the underwriters’ option to purchase additional shares is exercised in full) will be freely transferable without restriction or further registration under the Securities Act of 1933. Subject to certain exceptions, the remaining 16,130,940 shares of common stock (or 15,380,940 shares if the underwriters’ option to purchase additional shares is exercised in full) will be available for future sale upon the expiration or the waiver of transfer restrictions or in accordance with registration rights. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.
Our common stock may trade at prices below the initial public offering price
   The price of our common stock after this offering may fluctuate widely, depending upon many factors, including our perceived prospects and those of the financial services industry in general, differences between our actual financial and operating results and those expected by investors, changes in general economic or market conditions, broad market fluctuations and failure to be covered by securities analysts. The common stock may trade at prices significantly below the initial public offering price. Declines in the price of our stock may adversely affect our ability to recruit and retain key employees, including our partners.
Our historical and unaudited pro forma financial information may not permit you to predict our costs of operations
   The historical consolidated financial information in this prospectus does not reflect the added costs that we expect to incur as a public company or the resulting changes that have occurred in our capital structure and operations. Because we historically operated through partnerships and limited liability companies prior to our transition to corporate form, we paid little or no taxes on profits and paid limited salaries to our partners. In preparing our unaudited pro forma condensed consolidated financial information, we deducted and charged to earnings estimated statutory income taxes based on an estimated blended tax rate, which may be different from our actual tax rate in the future, and estimated salaries, payroll taxes and benefits for our partners. The estimates we used in our unaudited pro forma consolidated financial information may not be similar to our actual experience as a public corporation. For more information on our historical financial statements and unaudited pro forma condensed consolidated financial information, see “Unaudited Pro Forma Condensed Consolidated Financial Information” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.
We may be required to make substantial payments under certain indemnification agreements
   In connection with this offering and our conversion to corporate form, we will enter into agreements that provide for the indemnification of our members, partners, directors, officers and certain other persons authorized to act on our behalf against certain losses that may arise out of this offering or the reorganization transactions, certain liabilities of our partners relating to the time they were members of Thomas Weisel Partners Group LLC, and certain tax liabilities of our members that may arise in respect of periods prior to this offering when we operated as a limited liability company. We may be required to make substantial payments under these indemnification agreements, which could adversely affect our financial condition. For more information on our indemnification arrangements, see “Certain Relationships and Related Transactions — Reorganization Transactions”, “Certain Relationships and Related Transactions — Director and Officer

Indemnification” and “Certain Relationships and Related Transactions — Tax Indemnification Agreement and Related Matters”.
You will experience immediate and substantial dilution in the book value of your common stock
   The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock. Pro forma net tangible book value represents the amount of our tangible assets on a pro forma basis, less our pro forma total liabilities. As a result, we currently expect that you will incur immediate dilution of $7.85 per share based upon an assumed initial public offering price of $14 per share. For more information, see “Dilution”.
We do not expect to pay any cash dividends in the foreseeable future
   We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends in the foreseeable future. Accordingly, you must rely on sales of your shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment. Investors seeking cash dividends should not purchase our common stock.
We will have broad discretion over the use of the net proceeds to us from this offering
   We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and our management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, including support and expansion of our underwriting, trading and asset management businesses and strategic acquisitions and investments, we have not allocated these net proceeds for specific purposes. In addition, we may not be successful in investing the net proceeds from this offering to yield a favorable return. For more information, see “Use of Proceeds”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
   We have made statements under the captions “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under “Risk Factors” in this prospectus.
   These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
   Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.
   Forward-looking statements include, but are not limited to, the following:

•	the discussion in “Business — Market Opportunity”, and related summary in “Prospectus Summary — Market Opportunity,” of significant market opportunities for us created by demands in our target sectors, a strong venture capital investment backlog, consolidation within the investment banking industry and structural changes in the brokerage business;

•	the statement in “Business — Competitive Strengths” and related summary in “Prospectus Summary — Competitive Strengths” as to our expectation that our future growth may result from our competitive strengths;

•	the statements in “Business — Strategy” and related summary in “Prospectus Summary — Strategy” as to our plans, goals, intentions, expectations and beliefs concerning building on our competitive strengths, maintaining our commitment to growth companies and growth investors, identifying emerging trends and industries, expanding our research footprint efficiently, exploring additional areas of growth in alternative asset management and other complementary businesses and selectively pursuing strategic acquisitions and investments, as well as the statement in “Business — Strategy” about our belief that this offering will enhance our stature and recognition within the investment banking community and aid our recruiting and business development efforts;

•	the statement about our expectations that our total compensation and benefits following this offering will be within the range of 55% to 58% of annual net revenues beginning in 2006 and that our total compensation and benefits will likely exceed 58% of net revenues in 2005 in “Prospectus Summary — Summary Consolidated Financial Data”, “Risk Factors — Risks

Related to Our Business,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Expenses”;

•	the statement about our plan to further enhance our research capabilities in 2006 through our affiliated entity in India in “Business — Principal Business Lines — Equity Research” and “Risk Factors — Risks Related to Our Business”;

•	the statement about our expectation to raise follow-on or new private equity funds in the future in “Business — Principal Business Lines — Asset Management”;

•	the statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” about our belief in the long-term market opportunity for our services;

•	the discussion of our ability to meet liquidity and regulatory capital requirements for the foreseeable future with our current level of equity capital, net proceeds to us from this offering and funds anticipated to be provided by operating activities in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”; and

•	the statements about our potential investment banking activity in “Business — Principal Business Lines — Investment Banking — Investment Banking Activity”.

DIVIDEND POLICY
   We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and growth of our businesses.

DILUTION
   If you invest in our common stock in this offering, upon the completion of this offering your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock.
   Our pro forma net tangible book value as of September 30, 2005 was approximately $85.0 million, or approximately $4.90 per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding on a pro forma basis after giving effect to the Pro Forma Adjustments described under “Unaudited Pro Forma Condensed Consolidated Financial Information”. After giving effect to the sale by us of the shares of common stock in this offering, at an assumed initial offering price of $14.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses and the receipt and application of the net proceeds, our pro forma net tangible book value as of September 30, 2005 would have been approximately $129.9 million, or approximately $6.15 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.25 per share and an immediate dilution to new investors of $7.85 per share.
   Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share.
   The following table illustrates this per share dilution:

Assumed initial public offering price per share	$14.00
Pro forma net tangible book value per share as of September 30, 2005	4.90
Increase in pro forma net tangible book value per share attributable to new investors	1.25
Pro forma net tangible book value per share after offering	6.15

Dilution per share to new investors	$7.85

   The information set forth above does not give effect to the 1,883,499 shares of our common stock underlying restricted stock units that we intend to grant to our employees effective as of the completion of this offering. Upon the grant of restricted stock units to employees under our equity incentive plan in connection with this offering, there will be further dilution to investors in this offering.

USE OF PROCEEDS
   We will receive net proceeds from our sale of shares of common stock in this offering of approximately $44.9 million, assuming an initial public offering price of $14 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The above amounts do not include underwriting discounts that will be received by Thomas Weisel Partners LLC as an underwriter in this offering. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.
   We intend to use the net proceeds from this offering for general corporate purposes. Although we have not specifically earmarked funds for any expansion initiative, we may use the net proceeds from this offering to expand our underwriting, trading and asset management businesses as well as for strategic acquisitions and investments.

CAPITALIZATION
   The following table sets forth our capitalization as of September 30, 2005:

•	on a historical basis;

•	on a pro forma basis after giving effect to the Pro Forma Adjustments described under “Unaudited Pro Forma Condensed Consolidated Financial Information”; and

•	on a pro forma as adjusted basis to reflect the sale by us of 3,783,670 shares of common stock pursuant to this offering, assuming an initial public offering price of $14 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses.

   This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Condensed Consolidated Financial Information” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2005

				Pro Forma as
				Adjusted for This
	Historical	Pro Forma		Offering

	(In thousands, except share and per share data)
Capital lease obligations & notes payable	$12,447	$45,061	(a)(e)	$45,061	(a)(e)

Redeemable convertible preference stock:
Class C redeemable preference shares	47,370	—	(a)(b)(c)	—	(a)(b)(c)
Class D redeemable convertible shares	100,000	—	(a)	—	(a)
Class D-1 redeemable convertible shares	75,000	—	(a)	—	(a)

Total redeemable convertible preference stock	222,370	—
Members’ equity:
Paid-in capital:
Class A shares	25,287	—		—

Total paid-in capital	25,287	—	(a)	—	(a)
Stockholders’ equity:
Common stock, par value $0.01 per share, 100,000,000 shares authorized, 17,347,270 shares issued and outstanding on a pro forma basis, and 21,130,940 shares issued and outstanding on a pro forma basis as adjusted for this offering	—	173	(a)	211	(a) (f)
Additional paid-in capital	—	198,800	(a)	243,625	(a) (f)
Accumulated deficit (as restated)*	(140,063)	(113,667	)(b)(d)	(113,667	)(b)(d)
Accumulated other comprehensive loss	(312)	(312)		(312)

Total members’ equity (deficit) and stockholders’ equity	$(115,088)	$84,994		$129,857

Total capitalization	$(119,729)	$130,055	(e)	$174,918

*	See Note 18 to the accompanying consolidated financial statements.

(a)	Reflects (i) the issuance of common stock related to the exchange of all of our Class A members’ interests and all of our redeemable convertible preference stock, (ii) the issuance of $10 million principal amount of an unsecured, senior floating-rate note payable to California Public Employees’ Retirement System, or CalPERS, (iii) the issuance of $10 million principal amount of an unsecured, senior non-interest bearing note payable to CalPERS, to be recorded at the estimated net present value of the distributions of $9.6 million, (iv) the issuance of $13 million principal amount of an unsecured, senior floating-rate note payable to Nomura America Investment, Inc., or Nomura, and (v) the issuance of a warrant to Nomura. See “Certain Relationships and Related Transactions” for additional information. Does not reflect the planned issuance of 1,883,499 restricted stock units in connection with our initial public offering.

We accounted for the warrant to be issued to Nomura at fair value of $4.1 million and allocated this amount to additional paid-in capital. The fair value of the warrant was determined by applying the Black-Scholes option pricing model using an exercise price based on an assumed initial public offering price of $14 per share, the midpoint of the range set forth on the cover page of this prospectus.

(b)	Our redeemable convertible preference shares contain put options allowing stockholders to sell all or any portion of their shares to us and are accounted in accordance with EITF D-98: Classification and Measurement of Redeemable Securities. The redeemable convertible preference shares are shown outside of permanent equity and are carried at current redemption value at September 30, 2005. The current redemption value of the Class C redeemable preference shares includes accumulated accretion of $16.1 million and represents an internal rate of return on aggregate capital contributions of 12% per annum. The current redemption value of the Class D and Class D-1 redeemable convertible shares is equal to aggregate capital contributions. Upon our reorganization, all of the Class C, Class D and Class D-1 redeemable preference shares will be converted into shares of common stock and notes as described in note (a) above and the accumulated accretion of $16.1 million will be excluded from additional paid-in capital and credited to accumulated deficit.

(c)	Reflects notice of exercise of put option by one of the holders of our Class C redeemable preference shares in August 2005.

(d)	In accordance with Statement of Financial Accounting Standards No. 109, and in connection with the reorganization transactions we have recorded a deferred tax asset of approximately $22.8 million, which has been partially offset by a valuation allowance of approximately $12.5 million. The valuation allowance has been recorded because certain of the deferred tax assets, which result from unrealized capital losses, more likely than not will not be realized due to the uncertainty of our ability to generate future capital gains to offset such capital losses. The remainder of the deferred tax asset results from temporary differences that will more likely than not be realized in future years.

(e)	On November 28, 2005, we entered into a new secured financing arrangement with General Electric Capital Corporation, which increased notes payable by $6.5 million and decreased capital lease obligations by $1.5 million. The capitalization table does not reflect the effect of this new secured financing arrangement.

(f)	Reflects the estimated net proceeds of approximately $44.9 million from the sale by us of 3,783,670 shares of common stock pursuant to this offering, assuming an initial public offering price of $14 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions of approximately $3.7 million and estimated offering expenses of approximately $4.4 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
   The following Unaudited Pro Forma Condensed Consolidated Financial Information is based upon our historical consolidated financial statements. The Unaudited Pro Forma Condensed Consolidated Statement of Operations Information for the year ended December 31, 2004 was prepared as if the reorganization transactions and the related transactions described under “Certain Relationships and Related Transactions — Reorganization Transactions” had taken place on January 1, 2004. The Unaudited Pro Forma Condensed Consolidated Statement of Operations Information for the nine months ended September 30, 2005 was prepared as if the reorganization transactions and the related transactions described under “Certain Relationships and Related Transactions — Reorganization Transactions” had taken place on January 1, 2005. The Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition Information was prepared as if those transactions had occurred as of September 30, 2005. As permitted by the rules and regulations of the SEC, the Unaudited Pro Forma Condensed Consolidated Financial Information is presented on a condensed basis.
   The Unaudited Pro Forma Condensed Consolidated Financial Information assumes an initial public offering price of $14 per share, the midpoint of the range set forth on the cover page of this prospectus.
   Prior to this offering, we were organized as a limited liability company, and a portion of payments to our partners were distributions rather than compensation. As a result, our compensation and benefits expense has not reflected all of the payments to our partners and therefore may understate the expected operating costs to be incurred by us after this offering. We intend to maintain annual total compensation and benefits, including that payable to our partners but excluding equity awards to be made in connection with our initial public offering, at between 55% and 58% of net revenues each year beginning in 2006, although we retain the ability to change this rate in the future. For 2005, we expect our total compensation and benefits expense will likely exceed 58% of our net revenues, primarily because for the first nine months of 2005 our total compensation and benefits expense was 66% of our net revenues.
   Likewise, as a limited liability company, we were not subject to U.S. federal or state income taxes. As a result, our reported tax expense understates the level of taxes that we will pay as a public corporation after this offering.
   In order to reflect our expected post-offering compensation, tax and capital structure, the Unaudited Pro Forma Condensed Consolidated Financial Information gives effect to the following items:

•	total compensation and benefits expenses equivalent to 56.5% of our net revenues, the mid-point of the range of our intended annual compensation rate, except for the nine months ended September 30, 2005 when actual compensation and benefits expenses exceeded 56.5% of our net revenues;

•	a provision for income taxes as a corporation at an assumed combined federal, foreign, state and local income tax rate of 42% of our pre-tax income adjusted for non-deductible items; and

•	the reorganization transactions and the related transactions described under “Certain Relationships and Related Transactions — Reorganization Transactions”, including the principal reorganization transactions summarized below:

•	merger of a newly formed wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. into Thomas Weisel Partners Group LLC immediately prior to the completion of this offering, with the latter surviving the merger, followed by a subsequent merger of Thomas Weisel Partners Group LLC into Thomas Weisel Partners Group, Inc., with the latter surviving the merger;

•	automatic exchange of membership interests of our current partners and certain former partners and our Class C redeemable preference shares for shares of common stock of Thomas Weisel Partners Group, Inc. immediately prior to the completion of this offering; and

•	automatic exchange of our Class D redeemable convertible preference shares held by CalPERS and Class D-1 redeemable convertible preference shares held by Nomura for shares of common stock, notes payable and, in the case of Nomura, a warrant, of Thomas Weisel Partners Group, Inc. immediately prior to the completion of this offering.
   These items are collectively referred to as the “Pro Forma Adjustments”.
   The Unaudited Pro Forma Condensed Consolidated Financial Information does not give effect to the arrangements regarding Thomas Weisel Capital Partners, L.P. described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenues — Asset Management”.
   The Pro Forma Adjustments are based upon available information and certain assumptions that management believes are reasonable. The Unaudited Pro Forma Condensed Consolidated Financial Information and accompanying notes should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.
   The Unaudited Pro Forma Condensed Consolidated Financial Information presented is not necessarily indicative of the results of operations or financial position that might have occurred had the Pro Forma Adjustments actually taken place as of the dates specified, or that may be expected to occur in the future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS INFORMATION

	Year Ended December 31, 2004

		Pro Forma			Pro Forma
		Compensation			Adjustments		Total Pro
		and Tax			for the		Forma, As
	Historical	Adjustments		Total	Reorganization		Adjusted

	(In thousands, except per share data)
Net revenues	$283,410	$—		$283,410	$(1,347	)(a)	$282,063
Compensation and benefits	146,078	13,288	(b)	159,366	—		159,366
Initial public offering awards	—	8,790	(b)	8,790	—		8,790
Other expenses	112,606	—		112,606	—		112,606

Total expenses	258,684	22,078		280,762	—		280,762

Income before tax	24,726	(22,078)		2,648	(1,347)		1,301
Tax expense (benefit), net	2,044	485	(c)	2,529	(566	)(c)	1,963

Net income (loss)	$22,682	$(22,563)		$119	$(781)		$(662	)(e)

Less: Preferred dividends
Class D redeemable convertible shares	$(7,000)	$—		$(7,000)	$7,000	(d)	$—
Class D-1 redeemable convertible shares	(3,750)	—		(3,750)	3,750	(d)	—
Less: Accretion of Class C redeemable preference shares	(5,011)	—		(5,011)	5,011	(d)	—

Income (loss) attributable to common stockholders	$6,921	$(22,563)		$(15,642)	$14,980		$(662)

Shares outstanding:
Basic and diluted							21,131	(f)
Net loss per share:
Basic and diluted							$(0.03)
The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Consolidated Financial Information.

	Nine Months Ended September 30, 2005

		Pro Forma			Pro Forma
		Compensation			Adjustments		Total Pro
		and Tax			for the		Forma, as
	Historical	Adjustment		Total	Reorganization		Adjusted

	(as restated)*
	(	In thousands, except per share data)
Net revenues	$177,232	$—		$177,232	$(1,010	)(a)	$176,222
Compensation and benefits	117,089	—	(b)	117,089	—		117,089
Initial public offering awards	—	6,593	(b)	6,593	—		6,593
Other expenses	72,495	—		72,495	—		72,495

Total expenses	189,584	6,593		196,177	—		196,177

Loss before tax	(12,352)	(6,593)		(18,945)	(1,010)		(19,955)
Tax expense (benefit), net	1,805	(9,369	)(c)	(7,564)	(424	)(c)	(7,988)

Net loss	$(14,157)	$2,776		$(11,381)	$(586)		$(11,967	)(e)

Less: Preferred dividends
Class D redeemable convertible shares	$(5,250)	$—		$(5,250)	$5,250	(d)	$—
Class D-1 redeemable convertible shares	(2,812)	—		(2,812)	2,812	(d)	—
Less: Accretion of Class C redeemable preference shares	(3,481)	—		(3,481)	3,481	(d)	—

Loss attributable to common stockholders	$(25,700)	$2,776		$(22,924)	$10,957		$(11,967)

Shares outstanding:
Basic and diluted							21,131	(f)
Net loss per share:
Basic and diluted							$(0.57)

*See Note 18 to the accompanying consolidated financial statements.
The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS INFORMATION
   (a) CalPERS holds all of the issued and outstanding Class D redeemable convertible shares. Nomura holds all of the issued and outstanding Class D-1 redeemable convertible shares. Upon reorganization, Class D and D-1 shares will be converted into shares of common stock and notes payable and, in the case of Nomura, a warrant. CalPERS will receive $10 million principal amount of an unsecured, senior floating-rate note and $10 million principal amount of an unsecured, senior non-interest bearing note, to be recorded at the estimated net present value of the distributions of $9.6 million. Nomura will receive $13 million principal amount of an unsecured, senior floating-rate note as well as a warrant.
   On a pro forma basis, net revenues were decreased by the estimated interest expense for the notes payable to CalPERS and Nomura. Unsecured, senior floating-rate notes payable to CalPERS and Nomura will bear interest at a rate per annum equal to the mid-term applicable federal rate, as defined in Section 1274(d) of the Internal Revenue Code of 1986. Interest expense for the unsecured, senior notes was estimated using an interest rate of 4.18% per annum, the interest rate as of September 30, 2005 for the five-year treasury securities in line with the duration for the unsecured, senior notes. A second note payable to CalPERS will provide for payments as and when certain distributions are made from Thomas Weisel Capital Partners, L.P. The payments on this note are made in the amount of such distributions over the next five years with certain amortization amounts, until $10 million aggregate amounts are paid under this note. The distributions were calculated for purposes of this pro forma information assuming that Thomas Weisel Capital Partners, L.P. made a single distribution of all funds after one year following our initial public offering. This note is valued for purposes of this pro forma information at the net present value of the distributions of $9.6 million, and interest expense for the note is calculated by applying an interest rate of 4.01% per annum, the interest rate as of September 30, 2005 on one-year treasury securities.
   On a pro forma basis, details of net incremental interest expense on notes payable to CalPERS and Nomura for the year ended December 31, 2004 are as follows, as if these notes were outstanding for the year from January 1, 2004:

	Principal	Carrying	Interest	Increase in
	Amount	Value	Rate	Interest Expense

	($ in thousands)
Addition of net incremental interest expense for the year ended December 31, 2004:
Unsecured, senior floating-rate note payable to CalPERS	$10,000	$10,000	4.18%	$418
Unsecured, senior non-interest bearing note payable to CalPERS	10,000	9,614	4.01%	386
Unsecured, senior floating-rate note payable to Nomura	13,000	13,000	4.18%	543

Net incremental interest expense				$1,347

   On a pro forma basis, details of net incremental interest expense on notes payable to CalPERS and Nomura for the nine months ended September 30, 2005 are as follows, as if these notes were outstanding for the period from January 1, 2005:

	Principal	Carrying	Interest	Increase in
	Amount	Value	Rate	Interest Expense

	($ in thousands)
Addition of net incremental interest expense for the nine months ended September 30, 2005:
Unsecured, senior floating-rate note payable to CalPERS	$10,000	$10,000	4.18%	$313
Unsecured, senior non-interest bearing note payable to CalPERS	10,000	9,614	4.01%	289
Unsecured, senior floating-rate note payable to Nomura	13,000	13,000	4.18%	408

Net incremental interest expense				$1,010

   If actual interest rates were 0.125% per annum higher or lower than the current rates on treasury securities used in the calculation of interest expense for the notes payable to CalPERS and Nomura, changes in pro forma income (loss) before tax and pro forma net income (loss) would be immaterial for the year ended December 31, 2004 and nine months ended September 30, 2005.
   (b) Prior to our initial public offering we were a limited liability company and certain payments to our partners during this period were distributions of members’ capital rather than compensation. As a corporation, we will include all payments for services rendered by our partners in our compensation and benefits expense.
   On a pro forma basis, compensation and benefits expense, reflecting our conversion from a limited liability company to a corporation, consists of cash compensation and non-cash compensation related to restricted stock units awarded to employees. We intend to maintain annual total compensation and benefits, including that payable to our partners but excluding equity awards to be made in connection with our initial public offering, at between 55% and 58% of net revenues each year beginning in 2006, although we retain the ability to change this rate in the future. The partners’ equity agreement that we are entering into with all of our partners includes a provision in which each partner acknowledges this range of our intended annual compensation rate. An adjustment has been made to record total compensation and benefits expense at 56.5% of our net revenues, consistent with the midpoint in the range of our intended annual compensation rate, except for the nine months ended September 30, 2005 when actual compensation and benefits expense exceeded 56.5% of our net revenues. Further adjustments of $8.8 million and $6.6 million have been made for the estimated expense of the initial grant of restricted stock units under the equity incentive plan for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively.
   (c) As a limited liability company, we were generally not subject to income taxes except in certain foreign and local jurisdictions. The pro forma provision (benefit) for income taxes for the year ended December 31, 2004 and nine months ended September 30, 2005 includes adjustments for additional tax benefit of $0.1 million and $9.8 million, respectively. These adjustments include assumed federal, foreign, state and local income taxes as if we were a corporation for each period from January 1 at an assumed combined federal, foreign, state and local income tax rate of 42% of our pre-tax income (loss) adjusted for non-deductible items. The Unaudited Pro Forma Condensed Consolidated Financial Information does not include the effect, if any, of the tax indemnification described in “Certain Relationships and Related Transactions — Tax Indemnification Agreement and Related Matters”.
   (d) Income (loss) attributable to common stockholders was adjusted for the amount of preferred return on Class D and D-1 redeemable convertible shares and accretion on Class C redeemable preference shares. All Class C, D and D-1 redeemable preference shares are automatically converted into shares of common stock, notes payable and, in the case of Class D-1 redeemable convertible shares, a warrant immediately prior to the completion of this offering.
   (e) The following table reconciles net income to pro forma net loss for the year ended December 31, 2004.

Net income	$22,682
Tax expense	2,044

Income before tax	24,726
Historical compensation and benefits	146,078
Pro forma compensation and benefits	(159,366)
Pro forma initial public offering awards	(8,790)
Interest on CalPERS and Nomura notes	(1,347)

Pro forma income before tax	1,301
Pro forma tax expense	1,963

Pro forma net loss	$(662)

   The following table reconciles net loss to pro forma net loss for the nine months ended September 30, 2005.

(as restated)*
Net loss	$(14,157)
Tax expense	1,805

Loss before tax	(12,352)
Pro forma initial public offering awards	(6,593)
Interest on CalPERS and Nomura notes	(1,010)

Pro forma loss before tax	(19,955)
Pro forma tax benefit	(7,988)

Pro forma net loss	$(11,967)

*	See Note 18 to the accompanying consolidated financial statements.

(f)	Represents the issuance of 17,347,270 shares upon the reorganization plus 3,783,670 shares issued pursuant to the offering. The common stock equivalents related to the restricted stock units have been excluded as their impact would be anti-dilutive.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION INFORMATION

	As of September 30, 2005

		Pro Forma			Pro Forma
		Compensation			Adjustments		Total Pro
		and Tax			for the		Forma, As
	Historical	Adjustments		Total	Reorganization		Adjusted

	(as restated)*
		(In thousands, except per share data)
Cash and cash equivalents	$45,834	$—		$45,834	$(2,270	)(c)	$43,564
Deferred tax asset	—	22,811	(d)	10,326	—		10,326
		(12,485	)(d)
Other assets	202,852	—		202,852	—		202,852

Total assets	$248,686	$10,326		$259,012	$(2,270)		256,742

Compensation payable	$28,511	$—		$28,511	$—		$28,511
Capital lease obligations & notes payable	12,447	—		12,447	32,614	(a)	45,061	(e)
Other liabilities	100,446	—		100,446	(2,270	)(c)	98,176

Total liabilities	141,404	—		141,404	30,344		171,748	(e)

Redeemable convertible preference stock	222,370	—		222,370	(206,300	)(a)	—
					(16,070	)(b)
Members’ equity and stockholders’ equity:
Paid-in capital	25,287	—		25,287	(25,287	)(a)	—
Common stock, par value $0.01 per share	—	—		—	173	(a)	173	(a)
Additional paid-in capital	—	—		—	198,800	(a)	198,800	(a)
Accumulated other comprehensive loss	(312)	—		(312)	—		(312)
Accumulated deficit	(140,063)	22,811	(d)	(129,737)	16,070	(b)	(113,667)
		(12,485	)(d)

Total members’ equity (deficit) and stockholders’ equity	(115,088)	10,326		(104,762)	189,756		84,994

Total liabilities, redeemable convertible preference stock, members’ equity (deficit) and stockholders’ equity	$248,686	$10,326		$259,012	$(2,270)		$256,742	(e)

*	See Note 18 to the accompanying consolidated financial statements.
The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION INFORMATION
   (a) Reflects (i) the issuance of common stock related to the exchange of all of our Class A members’ interests and all of our redeemable convertible preference stock, (ii) the issuance of $10 million principal amount of an unsecured, senior floating-rate note payable to CalPERS, (iii) the issuance of $10 million principal amount of an unsecured, senior non-interest bearing note payable to CalPERS, to be recorded at the estimated net present value of the distributions of $9.6 million, (iv) the issuance of $13 million principal amount of an unsecured, senior floating-rate note payable to Nomura and (v) the issuance of a warrant to Nomura. See “Certain Relationships and Related Transactions” for additional information. Does not reflect the planned issuance of 1,883,499 restricted stock units in connection with our initial public offering.
   We accounted for the warrant to be issued to Nomura at fair value of $4.1 million and allocated this amount to additional paid-in capital. The fair value of the warrant was determined by applying the Black-Scholes option pricing model using an exercise price based on an assumed initial public offering price of $14 per share, the midpoint of the range set forth on the cover page of this prospectus.
   (b) Our redeemable convertible preference shares contain put options allowing stockholders to sell all or any portion of their shares to us and are accounted in accordance with EITF D-98, Classification and Measurement of Redeemable Securities. The redeemable convertible preference shares are shown outside of permanent equity and are carried at current redemption value at September 30, 2005. The current redemption value of the Class C redeemable preference shares includes accumulated accretion of $16.1 million and represents a redemption value equal to an internal rate of return on aggregate capital contributions of 12% per annum. The current redemption value of the Class D and Class D-1 redeemable convertible shares is equal to aggregate capital contributions. Upon our reorganization, all of the Class C, Class D and Class D-1 redeemable preference shares will be converted into shares of our common stock and the accumulated accretion of $16.1 million will be excluded from additional paid-in capital and credited to accumulated deficit.
   (c) Reflects notice of exercise of put option by one of the holders of our Class C redeemable preference shares in August 2005.
   (d) In accordance with Statement of Financial Accounting Standards No. 109, and in connection with the reorganization transactions we have recorded a deferred tax asset of approximately $22.8 million, which has been partially offset by a valuation allowance of approximately $12.5 million. The valuation allowance has been recorded because certain of the deferred tax assets, which result from unrealized capital losses, more likely than not will not be realized due to the uncertainty of our ability to generate future capital gains to offset such capital losses. The remainder of the deferred tax asset results from temporary differences that will more likely than not be realized in future years.
   (e) On November 28, 2005, we entered into a new secured financing arrangement with General Electric Capital Corporation, which increased notes payable by $6.5 million and decreased capital lease obligations by $1.5 million. The Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition Information does not reflect the effect of this new secured financing arrangement.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
   The following selected consolidated financial and other data of Thomas Weisel Partners Group LLC should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Condensed Consolidated Financial Information” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.
   The selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005 and the selected consolidated statement of financial condition data as of December 31, 2003 and 2004 and September 30, 2005 are derived from, and qualified by reference to, the audited consolidated financial statements of Thomas Weisel Partners Group LLC included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The selected consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated statement of financial condition data as of December 31, 2000, 2001 and 2002 have been derived from unaudited consolidated financial statements of Thomas Weisel Partners Group LLC not included in this prospectus.
   The selected consolidated statement of operations data for the nine months ended September 30, 2004 are derived from, and qualified by reference to, the unaudited consolidated financial statements of Thomas Weisel Partners Group LLC included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The selected consolidated statement of financial condition data as of September 30, 2004 are derived from, and qualified by reference to, the unaudited consolidated financial statements of Thomas Weisel Partners Group LLC not included in this prospectus.
   The unaudited pro forma data set forth below for the year ended December 31, 2004 and the nine months ended September 30, 2005 have been derived from the pro forma data set forth in “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. Because our historical earnings do not fully reflect our partner compensation or reflect the level of taxes that we expect to pay as a corporation, we believe that inclusion of this pro forma data is important to provide an accurate depiction of our business.
   The selected consolidated financial data for the nine months ended September 30, 2005 have been restated for the matters discussed in Note 18 to the accompanying consolidated financial statements.

						As of or for Nine Months
	As of or for Year Ended December 31,					Ended September 30,

	2000	2001	2002	2003	2004	2004	2005

							(as restated)*
	(In thousands, except selected data and ratios)
Statement of Operations Data:
Revenues:
Investment banking	$266,244	$107,259	$53,670	$82,414	$84,977	$65,088	$47,318
Brokerage	211,906	221,690	172,008	139,391	154,746	118,792	104,255
Asset management	(366)	8,655	17,792	41,598	44,009	26,710	25,787
Interest income	20,463	11,256	5,849	2,116	3,148	2,257	3,439

Total revenues	498,247	348,860	249,319	265,519	286,880	212,847	180,799
Interest expense	(11,858)	(11,416)	(5,634)	(3,615)	(3,470)	(2,492)	(3,567)

Net revenues	486,389	337,444	243,685	261,904	283,410	210,355	177,232
Expenses:
Compensation and benefits	216,058	159,177	131,486	127,184	146,078	111,529	117,089
Other expenses and taxes	152,660	169,115	170,126	124,263	114,650	89,620	74,300

Total expenses and taxes	368,718	328,292	301,612	251,447	260,728	201,149	191,389
Net income (loss)(a)(b)	117,671	9,152	(57,927)	10,457	22,682	9,206	(14,157)
Less: Preferred dividends and accretion	(11,470)	(6,580)	(14,520)	(15,380)	(15,761)	(11,758)	(11,543)

Income (loss) attributable to Class A, B and C shareholders(a)(b)	$106,201	$2,572	$(72,447)	$(4,923)	$6,921	$(2,552)	$(25,700)

Statement of Financial Condition Data:
Total assets	$397,735	$480,164	$325,399	$312,606	$309,174	$314,023	$248,686
Total liabilities	222,095	271,927	197,444	182,721	178,206	194,294	141,404
Total redeemable convertible preferred stock	139,470	209,378	214,070	216,624	221,635	220,320	222,370
Members’ equity (deficit)	36,170	(1,141)	(86,115)	(86,739)	(90,667)	(100,591)	(115,088)
Selected Data and Ratios:
Investment Banking:
Number of transactions	134	52	42	62	88	67	45
Revenue per transaction ($ in millions)	$1.86	$1.98	$1.24	$1.23	$0.93	$0.94	$0.96
Brokerage:
Average daily customer trading volume (in millions)	14.3	17.4	15.2	15.6	19.2	19.7	17.9
Average net commission per share	$0.049	$0.052	$0.045	$0.042	$0.040	$0.040	$0.038
Research:
Publishing analysts	33	34	36	33	32	31	37
Companies covered	254	373	462	474	469	465	545
Number of companies covered per publishing analyst	8	11	13	14	15	15	15
Other:
Average number of employees	643	770	649	525	540	536	536

*	See Note 18 to the accompanying consolidated financial statements.

		As of or for
	For the Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005

		(as restated)*
Pro Forma(c)
Pro forma net revenues (d)	$282,063	$176,222
Pro forma compensation and benefits (d)	159,366	117,089
Pro forma initial public offering awards	8,790	6,593
Pro forma other expenses	112,606	72,495

Pro forma total expenses (d)	280,762	196,177
Pro forma income (loss) before tax (d)	1,301	(19,955)
Pro forma tax expense (benefit) (e)	1,963	(7,988)

Pro forma net loss (e)	(662)	(11,967)

*    See Note 18 to the accompanying consolidated financial statements.

(a)	Prior to our initial public offering we were a limited liability company and certain payments to our partners were distributions of members’ capital rather than compensation. As a result, our pre-tax earnings and compensation and benefits expense prior to our initial public offering did not include all payments we made to our partners. Accordingly, pre-tax earnings in those periods may have understated the operating costs we would have incurred as a corporation. Following our initial public offering, we will include all payments for services rendered by our partners in our compensation and benefits expense.

(b)	Prior to our initial public offering we were a limited liability company and our earnings did not fully reflect the taxes that we will pay as a corporation.

(c)	We believe that the pro forma amounts presented more accurately depict the results we would have had as a corporation, as these amounts change compensation expense and tax expense to amounts that we expect we would have paid as a corporation during the periods reported, and decrease net revenues by the amount of interest expense on notes payable issued to preferred shareholders upon reorganization. The amounts for the nine months ended September 30, 2005 and the year ended December 31, 2004 reflect pro forma results of operations as if the initial public offering had occurred on January 1 of each of those periods.

(d)	On a pro forma basis, compensation and benefits expense, reflecting our conversion from a limited liability company to a corporation, consists of cash compensation and non-cash compensation related to restricted stock units awarded to employees. We intend to maintain annual total compensation and benefits, including that payable to our partners but excluding equity awards to be made in connection with our initial public offering, at between 55% and 58% of annual net revenues beginning in 2006, although we retain the ability to change this rate in the future. An adjustment to increase compensation expense for the year ended December 31, 2004 of $13.3 million has been made to record total compensation and benefits expense at 56.5% of net revenues plus an estimate at the time of offering for the compensation expense associated with the initial grant of restricted stock units to employees under the equity incentive plan. Compensation expense was not adjusted for the nine months ended September 30, 2005 because actual compensation expense in that period exceeded 56.5% of net revenues.

In addition, pro forma net revenues have been decreased by interest expense on notes payable issued to preferred shareholders upon reorganization of $1.0 million and $1.3 million in the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. If actual interest rates were 0.125% per annum higher or lower than the current rates on treasury securities used in the calculation of interest expense for the notes payable, changes in pro forma income (loss) before tax and pro forma net income (loss) would be immaterial for the year ended December 31, 2004 and nine months ended September 30, 2005.

(e)	As a limited liability company, we were generally not subject to income taxes except in foreign and local jurisdictions. The pro forma provision (benefit) for income taxes for the year ended December 31, 2004 and the nine months ended September 30, 2005 includes adjustments for additional tax benefit of $0.1 million and $9.8 million, respectively. These adjustments include assumed federal, foreign, state and local income taxes as if we were a corporation for each period from January 1 at an assumed combined federal, foreign, state and local income tax rate of 42% of pre-tax income (loss) adjusted for non-deductible items.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
   The following discussion should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors”.
Explanatory Note
   As discussed in Note 18 to the consolidated financial statements, our consolidated financial statements have been restated. The accompanying discussion and analysis gives effect to that restatement.
Overview
   We are an investment bank focused principally on the technology, healthcare and consumer sectors of the economy. We were founded in 1998 and initially capitalized through investments from our founding partners and more than 20 venture capital and private equity firms, including professionals or funds affiliated with Accel Partners, Bessemer Venture Partners, Brentwood Venture Partners, Charlesbank Capital Partners, Citicorp Venture Partners, GE Asset Management, Institutional Venture Partners, Investor AB, James Richardson & Sons, Limited, Madison Dearborn Partners, Mayfield Fund, New Enterprise Associates, Oak Investment Partners, The Queen’s Health Systems, Saunders Karp and Megrue, SunAmerica and Weston Presidio Capital. We subsequently received investments of $100 million from California Public Employees’ Retirement System, or CalPERS, in January 2000 and $75 million from Nomura America Investment, Inc., or Nomura, in October 2001.
   Our business is managed as a single operating segment and we generate revenues from three principal sources: investment banking, brokerage and asset management. Our investment banking group is comprised of two disciplines: corporate finance and strategic advisory. Our brokerage group provides equity and convertible debt securities sales and trading services to institutional investors, and offers brokerage, advisory and cash management services to high-net-worth individuals and corporate clients. Our asset management group is divided into two units: private equity and distribution management.
   Our culture and approach to client engagements allow us to operate in a highly coordinated and integrated manner. We believe that our commitment of significant time and resources to our target sectors, combined with our integrated business model, provides significant value to growth companies and growth investors in these sectors. This specialization, however, exposes us to volatility and trends in our target sectors, independent of general securities market conditions and economic trends. Moreover, in order to provide this value to clients we have elected to make a long-term commitment to maintaining a substantial, full-service platform notwithstanding significant volatility in our target sectors.
   Since our firm was founded in 1998, the U.S. economy in general, and our target sectors in particular, have experienced expansion, followed by periods of contraction, uncertainty and cautious optimism.
   From 1998 through 2000, gross domestic product, or GDP, grew at an average annual rate of 4.1% and technology spending increased at an average annual rate of 13%. During the same period, the market indicators relevant to our business rapidly increased to historic levels: the Nasdaq index increased 256% from a low of 1,419 to a high of 5,049; the average daily share trading volume on the Nasdaq increased 112% from 787 million shares to 1,671 million shares; the aggregate proceeds raised in technology IPOs grew 241% from $18.9 billion to $64.6 billion; and the dollar value of announced technology M&A transactions grew 44% from $318.4 billion to more than $460.0 billion. To capture the financial opportunity presented by the strong economy and vigorous capital markets conditions, we grew from 29 employees at the end of 1998 to a peak of 815 in February 2001, opened additional offices in Silicon Valley, New York, Boston and London and generated net revenues of $486.4 million in 2000.
   When the Internet bubble burst in 2000, the U.S. economy entered an extended period of uncertainty and capital markets activity and valuations in our target sectors contracted. In 2001 and 2002, GDP growth slowed to 0.8% and 1.6%, respectively, and technology spending decreased at annual rates of 6.5% and 8.6%, respectively, the first decreases ever recorded in technology spending in the United States. From 2000 through 2002, the Nasdaq index fell 78% from a high of 5,049 to a low of 1,114; the average daily share trading volume on the Nasdaq increased by only 2% from 1,671 million shares to 1,699 million shares; the aggregate proceeds raised in technology IPOs declined 95% from $64.6 billion to less than $3.0 billion; and the dollar value of announced technology M&A transactions fell 91% from more than $460.0 billion to $42.5 billion. The difficult economic environment, combined with lower corporate earnings, weakness in equity markets and reports calling into question the integrity of corporate financial reporting practices, led to significantly reduced investment banking activity and created challenging business conditions for us. The September 2001 terrorist attacks exacerbated these difficult economic and market conditions. As a result of these and other factors, our net revenues declined to $243.7 million in 2002. From 2000 to 2002, we reduced our annual expenses by $67.1 million, or 18%. Similarly, from 2000 through 2003, we reduced our total number of employees from 811 to 512, or 37%, and our number of investment banking employees from 201 to 74, or 63%. Notwithstanding these reductions, we maintained the size and capabilities necessary to preserve our ability to provide high-quality service to our clients.
   The challenging investment and economic conditions gradually improved through the first part of 2003, while the economy continued to show signs of weakness. These conditions were followed by a period of cautious optimism in which the capital markets in our target sectors began to recover but activity levels and valuation remained well below peak levels. GDP grew 3% in 2003 and 4% in 2004, and at an annualized rate of 3.6% in the first nine months of 2005; technology spending increased 2% in 2003 and 10% in 2004, and at an annualized rate of 9% in the first nine months of 2005. Underwriting activity in our target sectors, however, was lower in the first nine months of 2005 than in the first nine months of 2004 due in part to concerns about higher interest rates, rising oil and other commodity prices, trade imbalances, federal budget deficits and some inflationary indications as well as compliance issues relating to the Sarbanes-Oxley Act of 2002. Throughout these challenging and uncertain periods, we have continued to maintain our dedication and focus while capitalizing on opportunities as they arise. We remain confident in the long-term market opportunity for our services primarily due to favorable long-term investment and economic trends in our target sectors and favorable trends in the U.S. and global venture capital industry.
Revenues
   Our revenues and results of operations depend on a number of market factors. These factors include market conditions and valuations for companies in the technology, healthcare and consumer sectors, as well as general securities market conditions. Trends in the securities markets are also affected by general economic trends, including fluctuations in interest rates, flows of funds into and out of the markets and other conditions. In addition to these market factors, our revenues from period to period are substantially affected by the timing of transactions in which we are involved. Fees for many of the services we provide are earned only upon the completion of a transaction. Accordingly, our results of operations in any individual year or quarter may be affected significantly by whether and when significant transactions are completed.
     Investment Banking
   Our investment banking revenues include (i) management fees, underwriting fees, selling concessions and agency placement fees earned through our participation in public offerings and private placements of equity and convertible debt securities; and (ii) fees earned as strategic advisor in mergers and acquisitions and similar transactions. Investment banking revenues are typically recognized at the completion of each transaction. As a result, our investment banking revenues typically vary between periods and may be significantly affected by whether and when significant transactions close. Our investment banking engagements typically relate to only one potential transaction and do not provide us with long-term contracted sources of revenue. Underwriting revenues are presented net of related expenses. Unreimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses. The total amount of underwriting revenues including private placements that were included within investment banking revenues was $28.3 million, $56.8 million and $56.9 million for the years ended December 31, 2002, 2003 and 2004 and $42.1 million and $28.8 million for the nine months ended September 30, 2004 and 2005, respectively. The total amount of merger and acquisition fees and other advisory service revenues that were included within investment banking revenues was $25.3 million, $25.6 million and $28.1 million for the years ended December 31, 2002, 2003 and 2004 and $22.9 million and $18.6 million for the nine months ended September 30, 2004 and 2005, respectively.
     Brokerage
   Our brokerage revenues include commissions paid by customers from brokerage transactions in listed and over-the-counter, or OTC, equity and convertible debt securities. Brokerage revenues include net trading gains and losses which result from market making activities and from our commitment of capital to facilitate customer transactions. Brokerage revenues also include advisory fees paid to us by high-net-worth individuals and institutional clients of our private client services group, which are generally based on the value of the assets we manage. The amount of fee-based revenue from private client services that was included within brokerage revenues was $15.8 million, $10.7 million and $11.9 million for the years ended December 31, 2002, 2003 and 2004 and $8.4 million and $11.6 million for the nine months ended September 30, 2004 and 2005, respectively. Our brokerage revenues may vary between periods, in part depending on commission rates, trading volumes and our ability to continue to deliver research and other value-added services to our clients. The introduction of decimalization in securities trading since 2000 and the ability to execute trades electronically, through the Internet and through other alternative trading systems have increased pressure on trading commissions and spreads. We expect this trend toward alternative trading systems and pricing pressures in our brokerage business to continue.
   We are, to some extent, compensated through brokerage commissions for the value of research and other value added services we deliver to our clients. These “soft dollar” practices have been the subject of discussion among regulators, the investment banking community and our brokerage clients. Fidelity Management & Research Company, one of our largest brokerage clients, recently announced that it has entered into arrangements with some brokerage firms under which Fidelity will pay for research directly in cash, instead of compensating these firms through trading commissions as under soft dollar practices. Depending on the extent to which this practice is adopted by Fidelity and our other brokerage clients with respect to us and our ability, if they do, to reach arrangements on terms acceptable to us, this trend would likely impair the revenues and profitability of our brokerage business, by negatively affecting both volumes and trading commissions in our brokerage business.
     Asset Management
   Our asset management revenues include private equity management fees that we earn from the investment partnerships we manage. These fees are generally based on the committed capital or net assets of the partnerships and generally are paid periodically in cash. We have elected to waive receipt of certain management fees in lieu of making direct cash contributions to the private equity investment partnerships we manage. The waived management fee amounts are treated as deemed contributions by us to the partnerships and they serve to satisfy the capital commitments to which we would otherwise be subject as general partner. From our inception to September 30, 2005, the total amount of investment partnership management fees which were waived and which consequently resulted in deemed contributions by us was $45.1 million. For the years ended December 31, 2002, 2003, and 2004 and the nine months ended September 30, 2004 and 2005, the total amount of waived management fees was $7.5 million, $2.1 million, $2.5 million, $1.9 million and $1.9 million, respectively. We recognize these waived management fees in revenue when the investment partnership generates gains and allocates the gains to the general partner in respect of previously waived management fees. Of the total waived management fees of $45.1 million from our inception to September 30, 2005, $14.1 million, or 31%, has been earned by us through allocations of gains in respect of our deemed contributions. The amount of future revenue to be recognized by us, if any, through allocations of gains in respect of previously waived management fees is also subject to the generation of investment gains within the investment partnerships in the future. Furthermore, in connection with the transaction described below where management responsibility of Thomas Weisel Capital Partners, L.P. and its affiliated funds, or TWCP, was transferred to a new general partner, in November 2005 we also transferred to the new general partner the right to 50% of any future gain allocation from TWCP in respect of its waived management fees. The maximum future amount that could be allocated to the new general partner in connection with this transfer is $9.2 million. Consequently, the total amount of waived management fees available to be earned by us in the future is $21.8 million, which is equal to the total waived management fees of $45.1 million from our inception to September 30, 2005, less the amount already recognized by us of $14.1 million and the amount of future potential gains transferred to the new general partner of $9.2 million. Should this remaining amount be realized, we expect it would be recorded incrementally over a number of years. If the partnerships do not recognize investment gains we will not recognize any of the waived management fees in revenues. Private equity management fees also include transaction and service fees received from portfolio companies of the partnerships. In addition, we are entitled to receive incentive fee allocations from the partnerships when the investment returns exceed certain thresholds. As general partner of these investment partnerships, we have made principal investments in some of the funds we manage. Accordingly, our asset management revenues include our allocation of the appreciation and depreciation in the fair value of our investment in the underlying partnerships. In addition, our asset management revenues include fees that we earn from our distribution management business.
   We have historically managed TWCP. From March 2004 to November 2005, TWCP was managed by our affiliate, Tailwind Capital Partners LLC, or Tailwind. In November 2005, we completed a transaction through which a new general partner, owned by the senior managers of TWCP, assumed responsibility for the management of TWCP. TWCP was formed in 1999 with an original capital commitment of approximately $1.3 billion. The management fees and transaction related fees from TWCP have been reflected in our historical results of operations, including $13.8 million, $17.5 million and $16.9 million in 2002, 2003 and 2004, and $12.1 million and $13.1 million in the first nine months of 2004 and 2005, respectively. An affiliate of ours remains as a general partner but has no management responsibility. As a result of these arrangements, we will not recognize future management fees from TWCP but we retain rights with respect to our capital account, including the right to transfer the interest which may be subject to approval of the limited partners of TWCP. In connection with the closing of the transaction involving TWCP, we incurred a loss of approximately $2.0 million in the fourth quarter of 2005, which loss included the prepayment of compensation expenses that would have been paid to our employees in 2006 and certain transaction-related expenses that we agreed to assume in connection with the transfer of management responsibility of TWCP.
     Interest
   Interest and dividend income primarily consists of interest and dividends on trading and investment securities and net interest on balances maintained in proprietary accounts at our clearing firm.

Expenses
   Compensation and Benefits
   Compensation and benefits expenses to secure the services of our partners and employees have been the largest component of our expenses. Compensation and benefits expenses include salaries, overtime, bonuses, benefits, employment taxes and other employee costs. We generally pay our partners and employees semi-monthly salaries during the year. We also pay year-end discretionary bonuses based on a combination of company and individual performance and mid-year retention bonus payments which, particularly for our senior professionals, make up a larger portion of total compensation. We accrue for the estimated amount of these bonus payments ratably over the applicable service period, which, in the case of retention bonus payments, begins at the date of grant and ends at the date of payment, although we generally pay bonuses at selected times during the year. We intend to make these payments in February and July in the future. As a result, the timing of these bonus payments may have a greater impact on our cash position and liquidity as they are paid than would otherwise be reflected in our income statement.
   Because we have operated as a limited liability company prior to the completion of this offering, we have also made cash payments to our partners in the form of distributions to partners of members’ capital. These distributions were $16.1 million in 2002, $0 in 2003 and $13.8 million in 2004, $13.8 million in the first nine months of 2004 and $0 in the first nine months of 2005. We do not record these payments to partners as compensation expense and as a result, not all payments to our partners are reflected in our GAAP compensation and benefits expense. We do not expect to make these distributions following this offering and any payments to our partners, other than dividends, if any, will be recorded as compensation and benefits expense.
   We intend to maintain our aggregate compensation expense, excluding expenses relating to equity awards to be made in connection with our initial public offering, within the range of 55% to 58% of our net revenues beginning in 2006, although we retain the ability to change this rate in the future. We have provided pro forma information to illustrate the effect of applying this compensation structure to historical periods. For 2005, we expect total compensation and benefits expense will likely exceed 58%, primarily because for the first nine months of 2005 our total compensation and benefits expense was 66% of our net revenues. See “Unaudited Pro Forma Consolidated Financial Information” for more information.
   Non-Compensation Expenses
   The balance of our operating expenses include floor brokerage and execution, communications and data processing, depreciation and amortization, marketing and promotion, occupancy and equipment and other expenses.

Consolidated Results of Operations
   The following table sets forth our net revenues, total expenses and net income (loss) for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005, respectively:

				For Nine Months Ended
	For Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

					(as restated)*
	(In thousands)
Net revenues	$243,685	$261,904	$283,410	$210,355	$177,232
Total expenses and taxes	301,612	251,447	260,728	201,149	191,389

Net income (loss)	(57,927)	10,457	22,682	9,206	(14,157)
Preferred dividends and accretion	(14,520)	(15,380)	(15,761)	(11,758)	(11,543)

Income (loss) attributable to Class A, B and C shareholders	$(72,447)	$(4,923)	$6,921	$(2,552)	$(25,700)

*	See Note 18 to the accompanying consolidated financial statements.
     Nine Months Ended September 30, 2005 versus September 30, 2004
   We incurred a net loss of $14.2 million in the nine months ended September 30, 2005, compared to net income of $9.2 million in the same period of 2004. Our net loss in the first nine months of 2005 was primarily attributable to a $32.3 million, or 18%, decline in our investment banking and brokerage revenues due to lower levels of activity. The number of investment banking transactions in which we participated decreased from 67 in the first nine months of 2004 to 45 in the first nine months of 2005, or 33%, and the average daily volume of shares we traded for our customers decreased from 19.7 million to 17.9 million, or 9%, during the same period. Our total expenses in the first nine months of 2005 decreased by $9.8 million, or 5%, from the same period last year. Total expenses as a percentage of net revenues increased to 108% in the first nine months of 2005 from 96% in the same period last year.
   Our loss attributable to Class A, B and C shareholders in the nine months ended September 30, 2005 was $25.7 million, compared to a loss attributable to Class A, B and C shareholders of $2.6 million in the same period of 2004. Our income (loss) attributable to Class A, B and C shareholders is calculated by deducting from our income (loss) the preferred dividends and accretion on our Redeemable Convertible Preference stock.
     Years Ended December 31, 2004, 2003 and 2002
   Our net income increased from 2002 to 2004. Our 2004 net income was $22.7 million, compared to $10.5 million in 2003 and a $57.9 million net loss in 2002. Our improved net income was attributable to increased revenues and a significant effort to reduce our non-compensation expenses. Net revenues increased by $21.5 million, or 8%, to $283.4 million in 2004 from $261.9 million in 2003, following an $18.2 million, or 7%, increase in net revenues in 2003 from $243.7 million in 2002. Our improved profitability in 2003 and 2004 was most directly attributable to our ability to manage our expenses relative to revenues, as total expenses increased by only $9.3 million, or 4%, from 2003 to 2004 and decreased by $50.2 million, or 17%, in 2003 from 2002. Total expenses as a percentage of net revenues decreased to 92% in 2004 from 96% in 2003 and 124% in 2002.

   Our income attributable to Class A, B and C shareholders in 2004 was $6.9 million, compared to loss attributable to Class A, B and C shareholders of $72.4 million in 2002 and $4.9 million in 2003.
Revenues
   The following table sets forth our revenues for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005, respectively, both in dollar amounts and as a percentage of net revenues for these periods:

				For Nine Months Ended
	For Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

					(As restated)*
	(In thousands, except percentage				s)
Revenues:
Investment banking	$53,670	$82,414	$84,977	$65,088	$47,318
Brokerage	172,008	139,391	154,746	118,792	104,255
Asset management	17,792	41,598	44,009	26,710	25,787
Interest income	5,849	2,116	3,148	2,257	3,439

Total revenues	249,319	265,519	286,880	212,847	180,799
Interest expense	(5,634)	(3,615)	(3,470)	(2,492)	(3,567)

Net revenues	$243,685	$261,904	$283,410	$210,355	$177,232
Percentage of net revenues:
Investment banking	22%	31%	30%	31%	26%
Brokerage	71	53	54	56	59
Asset management	7	16	16	13	15
Interest income	2	1	1	1	2

Total revenues	102	101	101	101	102
Interest expense	(2)	(1)	(1)	(1)	(2)

Net revenues	100%	100%	100%	100%	100%

*	See Note 18 to the accompanying consolidated financial statements.
     Nine Months Ended September 30, 2005 versus September 30, 2004
          Investment Banking Revenue
   Investment banking revenues decreased by $17.8 million, or 27%, to $47.3 million in the first nine months of 2005 from $65.1 million for the same period of 2004. The decline in our investment banking revenues in the first nine months of 2005 resulted primarily from lower levels of activity in our corporate finance and strategic advisory businesses. In particular, the total number of technology, healthcare and consumer IPOs decreased from 93 in the first nine months of 2004 to 78 in the first nine months of 2005. During the first nine months of 2005, the number of IPOs and follow-on equity offerings in which we participated decreased from 22 to 12 and from 21 to 14, respectively, and the number of strategic advisory transactions in which we participated decreased from 15 to 10. However, the average proceeds from these IPOs and follow-on equity offerings increased 30% from approximately $196.0 million in the first nine months of 2004 to approximately $255.1 million in the first nine months of 2005, offsetting in part the effect of the decreased number of transactions on investment banking revenue.
          Brokerage Revenue
   Brokerage revenues decreased by $14.5 million, or 12%, to $104.3 million in the first nine months of 2005 from $118.8 million in the same period last year. Brokerage revenues in the first nine months of 2004 benefited from particularly favorable equity market conditions in our target sectors during the first quarter of 2004 as compared to the first quarters of 2003 and 2005, as illustrated by the fact that brokerage revenues in the first nine months of 2003 were $102.7 million. The decline in brokerage revenues between the first nine months of 2004 and 2005 was primarily attributable to lower revenues from trading in equity securities, which declined by $15.4 million, or 15%, from the same period in 2004, on lower volume of shares traded for customers, as average daily trading volume of shares we traded for customers fell by 9%. Average commissions per share also declined, partially offset by a reduction in trading losses. Revenues relating to trading in convertible debt securities decreased by $2.7 million from the same period last year, primarily due to trading losses attributable to difficult market conditions in the convertible debt market in the first nine months of 2005. Revenues from our private client services increased by $3.1 million, or 37%, from the same period last year, primarily due to an increase in fees resulting from higher average client assets in our asset management consulting product.
     Asset Management Revenue
   Asset management revenues decreased by $0.9 million, or 3%, in the first nine months of 2005 to $25.8 million from $26.7 million in the same period last year. As a result of the arrangements relating to TWCP discussed above, our asset management revenues may decline substantially in future periods.
     Years Ended December 31, 2004, 2003 and 2002
          Investment Banking Revenue
   Investment banking revenues increased by $2.6 million, or 3%, to $85.0 million in 2004 from $82.4 million in 2003, following a substantial increase of $28.7 million, or 54%, in 2003 from $53.7 million in 2002. The increases in investment banking revenues were primarily due to steady increases in the number of revenue-generating transactions during the periods, including a 37% increase to 89 transactions in 2004 from 65 in 2003 and a 55% increase in 2003 from 42 transactions in 2002. The increase in the number of transactions in 2004 included a trebling (from 9 to 31) in the number of initial public offerings in which we participated, the largest number since 2000. Similarly, we earned fees from 19 strategic advisory engagements in 2004 compared to 14 transactions in 2003 and 13 in 2002. These volume increases were offset by a reduction in the number of completed convertible debt transactions from a peak of 12 in 2003 to 5 in 2004. The increase in our volume of investment banking transactions in 2004 was substantially offset by a 31% decrease in the average fee per transaction to $0.9 million in 2004 from $1.3 million in 2003, following an increase in 2003 from the $1.2 million average transaction fee in 2002. The reduction in average fee per transaction in 2004 was primarily attributable to a reduction in the average size and a lower percentage of lead managed follow-on equity offerings and private placements as well as a reduction in the average size of strategic advisory transactions.
          Brokerage Revenue
   Brokerage revenues increased by $15.3 million, or 11%, to $154.7 million in 2004 from $139.4 million in 2003, following a decrease of $32.6 million, or 19%, in 2003 from $172.0 million in 2002. The increase in brokerage revenues in 2004 was primarily attributable to an increase in the volume of shares traded for customers, as average daily trading volume of shares we traded for customers increased 23%. This increase was partially offset by a decrease in the average commission per share and an increase in trading losses. The decrease in brokerage revenues in 2003 was largely due to higher trading losses in trading conducted on behalf of customers and a decrease in the average commission per share, as average daily trading volume of shares we traded for customers was essentially unchanged between 2002 and 2003.

          Asset Management Revenue
   Asset management revenues of $44.0 million in 2004 represented an increase of $2.4 million, or 6%, from $41.6 million in 2003, following an increase of $23.8 million, or 134%, in 2003 from $17.8 million in 2002.
   Asset management revenues increased in 2004 from 2003, primarily because we recognized additional revenues, through allocations of investment gains to our capital account, for management fees we previously waived to satisfy our investment commitment in some of our funds. The increase in asset management revenues in 2004 also included an increase in distribution management revenue, reflecting increased distributions in 2004 compared to 2003, partially offset by a decrease in management fees due to the closing of a hedge fund product. The increase in 2003 from 2002 was primarily attributable to revenues recognized, through allocations of investment gains to our capital account, for management fees we previously waived, as well as management fees from two of our funds in which we elected not to waive management fees and management fees from two additional funds that we formed in 2002. The total revenues or losses for 2002, 2003 and 2004 that were attributable to allocation of investment gains or losses on investment partnerships were losses of $4.0 million and gains of $7.7 million and $9.1 million, respectively. The total amount of allocation of gains in respect of waived management fees was $4.3 million in 2003 and $6.3 million in 2004, with the remainder of the gains being generated from direct investment allocations.
Operating Expenses and Employees
   The following table sets forth information relating to our operating expenses, distributions to partners and number of employees:

				For Nine Months Ended
	For Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

					(as restated)*
	(In thousands, except number of
	employees & partners)
Expenses Excluding Interest:
Compensation and benefits	$131,486	$127,184	$146,078	$111,529	$117,089
Floor brokerage and trade execution	27,975	30,777	31,105	24,510	20,252
Communications and data processing	31,792	23,593	18,818	13,938	13,203
Depreciation and amortization	20,867	16,789	10,055	9,049	6,958
Marketing and promotion	18,226	11,973	13,776	11,748	9,828
Occupancy and equipment	34,933	24,226	18,551	13,635	11,079
Provision for regulatory investigation	12,500	—	1,750	1,250	—
Other	22,447	15,563	18,551	13,640	11,175

Total expenses	$300,226	$250,105	$258,684	$199,299	$189,584
Compensation & Benefits Expense:
Employees	$111,397	$87,767	$108,660	$79,549	$87,151
Partners	20,089	39,417	37,418	31,980	29,938

Compensation & benefits expense	131,486	127,184	146,078	111,529	117,089
Partner distributions	16,095	0	13,750	13,750	0

Total compensation & benefits	$147,581	$127,184	$159,828	$125,279	$117,089
Average number of employees & partners	649	525	540	536	536

*	See Note 18 to the accompanying consolidated financial statements.

Compensation and Benefits Expense
     Nine Months Ended September 30, 2005 versus September 30, 2004
   Compensation and benefits expense increased $5.6 million, or 5%, to $117.1 million in the nine months ended September 30, 2005 from $111.5 million in the same period of the prior year. Compensation and benefits expense as a percentage of net revenues increased from 60% in the first nine months of 2004 to 66% in the first nine months of 2005. The $7.6 million increase in compensation & benefits expense - employees in the first nine months of 2005 was primarily attributable to higher bonus and commission accrual, increased use of temporary employees and consultants and increased employee overtime.
   We believe that the appropriate measure of our partner compensation includes partner compensation and benefits expense combined with distributions to partners of members’ capital, because this measure reflects the payments we have made to our partners both as employees and as owners of our firm. Our total compensation and benefits, which includes employee compensation and benefits expense, partner compensation and benefits expense and distributions to partners of members’ capital, decreased $8.3 million, or 7%, to $117.0 million in the first nine months of 2005 from $125.3 million in the same period of the prior year. The decrease was primarily attributable to $13.8 million in distributions to partners during the first nine months of 2004, reflecting net profits earned in that period, and a higher level of partner retention bonuses in the first nine months of 2004 as compared to the first nine months of 2005, partially offset by the $7.6 million increase in employee compensation and benefits expense.
     Years Ended December 31, 2004, 2003 and 2002
   Compensation and benefits expense increased $18.9 million, or 15%, to $146.1 million in 2004 from $127.2 million in 2003, following a decrease of $4.3 million, or 3%, in 2003 from $131.5 million in 2002. Compensation and benefits expense as a percentage of net revenues decreased from 54% in 2002 to 49% in 2003, but increased to 52% in 2004. The increase in employee compensation and benefits expense in 2004 from 2003 primarily resulted from an increase in the average number of employees to 475 in 2004 from 462 in 2003, while the decrease in employee compensation and benefits expense in 2003 from 2002 was primarily attributable to a 20% decrease in the average number of employees in 2003 from 580 in 2002.
   Our total compensation and benefits increased $32.6 million, or 26%, to $159.8 million in 2004 from $127.2 million in 2003, following a decrease of $20.4 million, or 14%, in 2003 from $147.6 million in 2002. The increase in total compensation and benefits in 2004 was primarily attributable to $13.8 million in distributions to partners during 2004 and a higher level of retention bonuses for both partners and employees in 2004 as compared to 2003. The decrease in total compensation and benefits in 2003 from 2002 was primarily attributable to $16.1 million in distributions to partners during 2002.
Non-Compensation Expenses
     Nine Months Ended September 30, 2005 versus September 30, 2004
   Non-compensation expenses decreased $15.3 million, or 17%, to $72.5 million in the first nine months ended September 30, 2005 from $87.8 million in the same period of the prior year. Overall, non-compensation expenses as a percentage of net revenues decreased slightly to 41% in the first nine months of 2005 from 42% in the first nine months of 2004.
   Floor brokerage and trade execution expense decreased $4.3 million, or 17%, in the first nine months of 2005 from the first nine months of 2004, primarily reflecting lower trade clearing charges as a result of lower transaction volume in equity trading and lower clearing costs per transaction. Communications and data processing expense decreased $0.7 million, or 5%, in the first nine months of 2005 from the same period in the prior year primarily because we migrated to lower cost laptop and desktop computers near the end of 2004. Depreciation and amortization expense decreased $2.1 million, or 23%, in the first nine months of 2005 from the same period in 2004, primarily because we wrote off certain leasehold improvements on office space we exited in 2004 and because we completed amortization of certain leasehold improvements on other office space in 2004. Marketing and promotion expense decreased $1.9 million, or 16%, in the first nine months of 2005 from the same period in the prior year, primarily reflecting lower spending on conferences. Occupancy and equipment expenses decreased $2.6 million, or 19%, during the first nine months of 2005 from the same period in 2004 because we exited certain office space in 2004 and wrote off leasehold improvements on that space in the first nine months of 2004. Included in Other expenses in the statement of operations are insurance recoveries of $0.6 million, $0.7 million and $0.7 million for the years ended December 31, 2002, 2003 and 2004 and $0.5 million and $2.9 million for the nine months ended September 30, 2004 and 2005, respectively. These amounts represent recovery of legal expenses we incurred in the past to defend various legal matters and reduce the total expense in the Other expense line item. These amounts are not accrued as recoverable until amounts are considered probable of recovery.
     Years Ended December 31, 2004, 2003 and 2002
   Non-compensation expenses decreased over the period from 2002 to 2004 primarily as a result of our efforts to reduce expenses. Following a decrease of $45.8 million, or 27%, to $122.9 million in 2003 from $168.7 million in 2002, non-compensation expenses decreased a further $10.3 million, or 8%, to $112.6 million for 2004. Overall, non-compensation expenses as a percentage of net revenues decreased to 40% for 2004 from 47% for 2003 and 69% for 2002.
   Floor brokerage and trade execution — Floor brokerage and trade execution expense increased $0.3 million, or 1%, in 2004 from 2003, following an increase of $2.8 million, or 10%, in 2003 from 2002, which was primarily attributable to a one-time $2.9 million reversal of an expense accrual in 2002 as a result of a reserve account adjustment relating to our contract with our clearing broker.
   Communications and data processing — Communications and data processing expense decreased $4.8 million, or 20%, in 2004 from 2003, following a decrease of $8.2 million, or 26%, in 2003 from 2002, both of which were primarily a result of expiring leases on equipment we subsequently purchased and continued to use.
   Depreciation and amortization — Depreciation and amortization expense decreased $6.7 million, or 40%, in 2004 from 2003, following a decrease of $4.1 million, or 20%, in 2003 from 2002, primarily because we wrote off assets related to office space we subleased or exited in 2002 and 2003, and because certain software, telecommunications and technology equipment assets were completely depreciated.
   Marketing and promotion — Marketing and promotion expense increased $1.8 million, or 15%, in 2004 from 2003, primarily due to increased travel expense in 2004, and decreased $6.3 million, or 34%, in 2003 from 2002, reflecting tighter travel and expense policies adopted near the end of 2002 and as a result of fewer employees in 2003.
   Occupancy and equipment — Occupancy and equipment expense decreased $5.7 million, or 23%, in 2004 from 2003, as we subleased excess office space, negotiated a temporary partial rent forbearance for certain of our office space, and experienced a reduction in office leasehold improvement write-offs. Occupancy and equipment expense decreased $10.7 million, or 31%, in 2003 from 2002, primarily as a result of office space rent renegotiations in 2003 and further subleases of excess office space, partially offset by write-offs of leasehold improvements on office space we exited in 2003.
   Provision for regulatory investigation — In 2002 we recorded a provision of $12.5 million in connection with the investigation by several state and federal securities regulatory authorities into our research practices. This investigation was settled in 2004. Additional details regarding this settlement are set forth under the caption “Business — Legal Proceedings — Research Matters” in this prospectus. In 2004, we recorded a provision of $1.75 million for settlement costs for regulatory investigations into our IPO allocation practices.
   Other — Other expenses increased $3.0 million, or 19%, in 2004 from 2003, primarily due to settlement of a legal dispute with an outside business consultant, and increased professional services expenses related to our asset management business and research groups. Other expenses decreased $6.9 million, or 31%, in 2003 from 2002.
Provision for Taxes
   All of our income and losses are reportable by our individual members in accordance with the Internal Revenue Code and, accordingly, the U.S. federal and state income taxes payable by our members, based upon their share of our net income, have not been reflected in our historical consolidated financial statements. We are liable for local unincorporated business tax on business conducted in New York City, City of San Francisco business tax and income tax on current income realized by our foreign subsidiary. For information on our pro forma effective tax rate in corporate form, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”
Liquidity and Capital Resources
   We have historically satisfied our capital and liquidity requirements through capital raised from our partners and strategic investors and, to a lesser extent, internally generated cash from operations, as well as available credit from market sources. As of September 30, 2005, we had liquid assets primarily consisting of cash and cash equivalents of $45.8 million. In addition, we have a revolving line of credit for up to $10 million from First Republic Bank that is secured by certain of our investment banking receivables. As of September 30, 2005, the outstanding balance under this facility was $0. In connection with our private equity investment business, we also maintain a revolving line of credit of $5 million with Silicon Valley Bank that is secured by certain of our assets. As of September 30, 2005, the outstanding principal balance under this facility was $5 million. On November 28, 2005, we entered into a new secured financing arrangement with General Electric Capital Corporation providing us with $5 million in new working capital. The effect on the consolidated statement of financial condition from this transaction was to increase notes payable by $6.5 million and decrease capital lease obligations by $1.5 million. The facility is secured by furniture, equipment and leasehold improvements, with a 3-year term and a variable interest rate at LIBOR plus 2.85%.
   The timing of bonus and retention compensation payments to our partners and employees and distributions to our Class D and Class D-1 shareholders and our partners may significantly affect our cash position and liquidity from period to period. While our partners and employees are generally paid salaries semi-monthly during the year, bonus and retention compensation payments, which make up a larger portion of total compensation, are generally paid at selected times during the year. After this offering we expect to make these payments in February and July. Distributions to our Class D and Class D-1 shareholders and our partners historically have been paid semi-annually. Following this offering we will no longer be required to make these distributions, but we will be required to make principal and interest payments on certain notes expected to be issued to our Class D and Class D-1 shareholders in connection with our reorganization.
   Thomas Weisel Partners LLC, our wholly-owned subsidiary and a registered securities broker-dealer, is subject to the net capital requirements of the NYSE and the SEC’s uniform net capital rule described under the caption “Business — Regulation” in this prospectus. NYSE and SEC regulations also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004 and 2003 and September 30, 2005, Thomas Weisel Partners LLC had excess net capital of $42.4 million, $18.1 million and $31.6 million, respectively. Regulatory net capital requirements change based on certain investment and underwriting activities. We historically maintained a subordinated borrowing facility with an available borrowing amount of $50 million from an affiliate of our current clearing broker. The facility was in the form of a revolving note and subordination agreement. The terms of the revolving note were defined in an agreement approved by the NYSE and such borrowings, if and when drawn, were considered in computing the net capital of our affiliated broker-dealer and available to support our investment banking and brokerage business. This facility was not used during 2004 or the first nine months of 2005. In connection with our transitioning to a new clearing broker, in November 2005 we terminated the existing subordinated borrowing facility with the affiliate of our current clearing broker and established a new subordinated borrowing facility of $40 million with the new clearing broker. The new facility contains terms similar to those of the terminated facility and amounts drawn under the new facility are available in computing the net capital of our affiliated broker-dealer. No amounts have been drawn under the new facility.
   Because of the nature of our investment banking and brokerage businesses, liquidity is of critical importance to us. Accordingly, we regularly monitor our liquidity position, including our cash and net capital positions. We believe that our current level of equity capital, combined with the net proceeds to us from this offering and funds anticipated to be provided by operating activities, will be adequate to meet our liquidity and regulatory capital requirements for the next 12 months.
   The following table provides a summary of our contractual obligations as of December 31, 2004:

				2010-
	2005	2006-2007	2008-2009	Thereafter	Total

	(In thousands)
Notes payable(1)	$4,500	$9,334	$—	$—	$13,834
Capital leases	1,150	1,607	—	—	2,757
Operating leases	19,460	40,107	40,392	58,514	158,473
General partner commitment to invest in private equity funds(2)	4,602	5,258	1,504	—	11,364
Guaranteed compensation payments	5,708	6,121	—	—	11,829

Total(3)	$35,420	$62,427	$41,896	$58,514	$198,257

(1)	Does not include interest payable at variable rates on the notes payable which are based on LIBOR and prime rates. As of December 31, 2004, the weighted average interest rate payable on these variable-rate instruments was 5.33% per annum.

(2)	The private equity fund commitments have no specific contractual contribution dates. The timing of these contributions are based upon estimated contribution dates.

(3)	The table does not include preferred dividends payable in respect of our Class D and Class D-1 redeemable convertible shares or amounts payable under redemption features of members’ shares pursuant to their terms.
Cash Flows
   Nine Months Ended September 30, 2005. Our cash and cash equivalents were $45.8 million at September 30, 2005, a decrease of $12.2 million from December 31, 2004. Operating activities provided $5.5 million of cash, reflecting our net loss of $14.2 million, noncash items of $5.7 million, principally consisting of depreciation and amortization of $7.0 million partially offset by unrealized gains on partnership investments of $2.6 million, and $13.9 million provided by net changes in operating assets and liabilities, principally consisting of an increase in net securities position and clearing broker balances of $24.1 million, partially offset by a decrease in accrued compensation of $6.7 million. Investing activities used cash of $3.5 million, including net investments in our private equity partnerships of $0.6 million. Financing activities used cash of $14.2 million including net distributions to members and withdrawal of capital of $10.0 million.
   Year Ended December 31, 2004. Our cash and cash equivalents were $58.0 million at December 31, 2004, a decrease of $16.8 million from December 31, 2003. Operating activities provided $25.5 million of cash, including net income of $22.7 million, noncash items of $5.4 million, principally consisting of depreciation and amortization of $10.1 million, partially offset by unrealized gains on partnership investments of $9.5 million, and $4.5 million of cash used in net changes in operating assets and liabilities, principally consisting of an increase in net securities position and clearing broker balances of $23.7 million, partially offset by an increase in accrued compensation of $12.5 million. Investing activities used cash of $10.4 million, including net investments in our private equity partnerships of $8.6 million. Financing activities used cash of $31.9 million, including net distributions to members and withdrawal of capital of $30.1 million.
   Year Ended December 31, 2003. Our cash and cash equivalents were $74.8 million at December 31, 2003, an increase of $3.8 million from December 31, 2002. Operating activities provided $24.1 million of cash, including net income of $10.5 million and noncash items of $15.5 million, principally consisting of depreciation and amortization of $16.8 million, partially offset by unrealized gains on partnership investments of $7.7 million. Operating assets and liabilities were essentially unchanged as a decrease in accrued compensation of $9.0 million was offset by a decrease in net securities positions and clearing broker balances of $11.7 million. Investing activities used $6.0 million of cash, including investment in private equity partnerships of $0.8 million and deposits of restricted cash of $3.0 million. Financing activities used cash of $14.3 million, including net repayments of notes payable of $10.0 million and net distributions to members and withdrawal of capital of $1.5 million.
   Year Ended December 31, 2002. Our cash and cash equivalents were $71.0 million at December 31, 2002, a decrease of $39.7 million from December 31, 2001, reflecting the difficult market conditions we faced that year. Operating activities provided $16.3 million of cash as our net loss of $57.9 million was substantially offset by noncash items of $51.7 million, principally consisting of depreciation and amortization of $20.9 million and a $12.5 million provision for anticipated costs associated with regulatory investigations, net changes in operating assets and liabilities of $22.6 million, principally consisting of a decrease in accrued compensation of $23.3 million, partially offset by a decrease in net securities position and clearing broker balances of $30.1 million as well as decreases in corporate finance receivables and other assets and an increase in accrued expenses and other liabilities. Investing activities used cash of $20.9 million, including investments in our private equity partnerships of $14.0 million and fixed asset purchases of $5.9 million. Financing activities used cash of $35.2 million, including repayment of notes payable of $12.5 million and net distributions to members and withdrawal of capital of $20.6 million.

Summary of Quarterly Performance
   The following tables present unaudited quarterly financial information on a historical basis for each full quarter within our two most recent fiscal years and the first three quarters of 2005. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005	2005

											(as restated)*
	(In thousands)
Revenues
Investment banking	$10,108	$14,975	$25,814	$31,517	$24,185	$30,524	$10,379	$19,889	$16,285	$15,138	$15,895
Brokerage	33,817	32,983	35,949	36,642	48,662	36,119	34,011	35,954	35,873	33,817	34,565
Asset management	8,901	12,170	7,259	13,268	10,376	9,204	7,130	17,299	7,920	10,035	7,832
Net interest income (expense)	(332)	(396)	(454)	(317)	(337)	290	(188)	(87)	(115)	7	(20)

Net revenues	52,494	59,732	68,568	81,110	82,886	76,137	51,332	73,055	59,963	58,997	58,272
Total expenses and taxes	66,879	60,868	58,511	65,189	71,754	66,006	63,389	59,579	66,164	64,757	60,468

Net income (loss)	(14,385)	(1,136)	10,057	15,921	11,132	10,131	(12,057)	13,476	(6,201)	(5,760)	(2,196)
Preferred dividends and accretion	(3,893)	(3,920)	(3,951)	(3,616)	(3,877)	(3,923)	(3,958)	(4,003)	(4,032)	(4,068)	(3,443)

Income (loss) attributable to Class A, B and C shareholders	$(18,278)	$(5,056)	$6,106	$12,305	$7,255	$6,208	$(16,015)	$9,473	$(10,233)	$(9,828)	$(5,639)

*See Note 18 to the accompanying consolidated financial statements. The previously reported amounts for the quarter ended September 30, 2005 were (in thousands) investment banking revenue of $16,615, asset management revenue of $8,174, net interest expense of $104, net revenues of $59,250, total expenses and taxes $60,423, net loss of $1,173 and loss attributable to Class A, B and C shareholders of $4,617.
Market Risk
   Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Our exposure to market risk is directly related to our role as a financial intermediary in customer trading and to our market-making and investment activities. Market risk is inherent in financial instruments.
   We trade in equity and convertible debt securities as an active participant in both listed and OTC equity and convertible markets. We typically maintain securities in inventory to facilitate our market-making activities and customer order flow. Although we generally do not engage in proprietary trading, we may use a variety of risk management techniques and hedging strategies in the ordinary course of our trading business, including establishing position limits by product type and industry sector, closely monitoring inventory turnover, maintaining long and short positions in related securities, and using exchange-traded equity options and other derivative instruments. We do not use derivatives for speculative purposes.
   In connection with our trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities seek to ensure that trading strategies are within acceptable risk tolerance parameters, particularly when we commit our own capital to facilitate client trading. Our accounting department is actively involved in ensuring the integrity and clarity of the daily profit and loss statements, to the extent that we maintain trading positions for a period longer than one day. Activities include price verification procedures, position reconciliation and review of transaction booking. We believe that these procedures, which stress timely communications between our traders, institutional brokerage management and senior management, are important elements of the risk management process.
Equity Price Risk
   Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in both listed and OTC equity markets. We attempt to reduce the risk of loss inherent in our inventory of equity securities by establishing position limits, monitoring inventory turnover and entering into hedging transactions, including the use of equity options, designed to mitigate our market risk profile.
Interest Rate Risk
   Interest rate risk represents the potential loss from adverse changes in market interest rates. As we may hold U.S. Treasury securities and other fixed income securities as well as convertible debt securities and incur interest-sensitive liabilities from time to time, we are exposed to interest rate risk arising from changes in the level and volatility of interest rates and in the shape of the yield curve. Interest rate risk is managed through the use of short positions in U.S. government and corporate debt securities and other instruments.
Credit Risk
   Our broker-dealer subsidiary places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers’ securities and provides financing to customers.
   Through indemnification provisions in our agreement with our clearing organization, customer activities may expose us to off-balance-sheet credit risk. We may be required to purchase or sell financial instruments at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. We seek to control the risks associated with brokerage services for our customers through customer screening and selection procedures as well as through requirements that customers maintain margin collateral in compliance with governmental and self-regulatory organization regulations and clearing organization policies.
Effects of Inflation
   Because our assets are generally liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office leasing costs and communications charges, which may not be readily recoverable in the price of services offered by us. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.
Internal Controls
   In connection with the audits of our consolidated financial statements for the year ended December 31, 2004 and the nine months ended September 30, 2005, our independent registered public accounting firm identified material weaknesses in our internal controls, as defined in the standards established by the American Institute of Certified Public Accountants.
   The material weakness identified for the year ended December 31, 2004 related to deficiencies in the accounting research and reporting functions within our finance department, which resulted in improper applications of GAAP to certain employment contracts that we entered into with our employees. In particular, we did not accrue guaranteed minimum compensation amounts under certain of our employment contracts in the appropriate accounting periods as required by GAAP. Additionally, an employment contract that indexed compensation amounts to the price of publicly traded securities of an unrelated entity was not accounted for as a derivative as required by GAAP. As a result, we recorded a decrease of approximately $2.7 million in compensation expense in our 2004 consolidated financial statements to correct these errors and recorded a corresponding increase to compensation expense in earlier years. The material weakness identified for the nine months ended September 30, 2005 related to our closing and reporting process and our not being as self-sufficient as we ultimately need to be with respect to the selection and application of accounting policies for complex transactions. Because we lacked sufficient resources to perform a timely review of amounts and disclosures in our financial statements, we had errors aggregating approximately $350,000 in the valuation of certain investments in partnerships.
   We have adopted measures to remediate the material weakness identified, including hiring additional staff and establishing appropriate policies and procedures to enhance the accounting research and reporting functions within our finance department concerning the review of significant contracts and the accounting for unusual transactions.
Critical Accounting Policies and Estimates
   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and their notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the presentation of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.
Fair Value of Financial Instruments
   “Securities owned” and “Securities sold, but not yet purchased” in our consolidated statements of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in our results of operations. The use of fair value to measure these financial instruments, with related unrealized gains and losses recognized immediately in our results of operations, is fundamental to our financial statements and is one of our most critical accounting policies. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
   Fair values of our financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are non-marketable securities and, therefore, have little or no price transparency, we value these instruments using methodologies such as the present value of known or estimated cash flows and generally do not adjust underlying valuation assumptions unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios and changes in credit ratings of the underlying companies).
   Financial instruments we own (long positions) are marked to bid prices and instruments we have sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, our valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management’s estimates are used to determine this adjustment.

Private Equity Investment Partnerships
   Investments in partnerships include our general partnership interests in investment partnerships. These interests are carried at fair value based on our percentage interest in the underlying partnerships. The net assets of the investment partnerships consist primarily of investments in marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on quoted market prices, or estimated fair value if there is no public market. Such estimates of fair value of the partnerships’ non-marketable investments are ultimately determined by us or our affiliates in our capacity as general partner. Due to the inherent uncertainty of valuation, fair values of these non-marketable investments may differ from the values that would have been used had a ready market existed for these investments, and the differences could be material. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if we determine that the expected realizable value of the investment is less than the carrying value. In reaching that determination, we consider many factors including, but not limited to, the operating cash flows and financial performance of the companies relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.
   We earn management fees from the investment partnerships which we manage. Such management fees are generally based on the net assets or committed capital of the underlying partnerships. In addition, we are entitled to allocations of the appreciation and depreciation in the fair value of the underlying partnerships from our general partnership interests in the partnerships. Such allocations are based on the terms of the respective partnership agreements. We have agreed in certain cases to waive management fees, in lieu of making a cash contribution, in satisfaction of the general partner investment commitments to the investment partnerships. In these cases, we generally recognize our management fee revenues at the time when we are allocated our special profit interests in the gain from these partnerships upon the realization of a partnership investment.
   We are entitled to receive incentive fee allocations from the investment partnerships when the return exceeds certain threshold returns. Incentive fees are based on investment performance over the life of each investment partnership, and future investment underperformance may require amounts previously distributed to us to be returned to the partnership.
Liability for Lease Losses
   Our accrued expenses and other liabilities include a liability for lease losses related to office space that we sub-leased or abandoned due to staff reductions. The liability for lease losses was $8.7 million, $7.5 million and $6.0 million at December 31, 2003 and 2004 and September 30, 2005, respectively, and will expire with the termination of the relevant facility leases through 2010. We estimate our liability for lease losses as the net present value of the differences between lease payments and receipts under sublease agreements, if any. This liability is affected by our estimate of future facility requirements. If we subsequently determine that we will not utilize space or decide to sublease additional space, this liability could increase with a corresponding charge to expenses.
Legal and Other Contingent Liabilities
   We are involved in various pending and potential complaints, arbitrations, legal actions, investigations and proceedings related to our business from time to time. Some of these matters involve claims for substantial amounts, including claims for punitive and other special damages. The number of complaints, legal actions, investigations and regulatory proceedings against financial institutions like us has been increasing in recent years. We have, after consultation with counsel and consideration of facts currently known by management, recorded estimated losses in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, to the extent that a claim may result in a probable loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires significant judgment on the part of management and our ultimate liabilities may be materially different. In making these determinations, management considers many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of successful defense against the claim and the potential for, and magnitude of, damages or settlements from such pending and potential complaints, legal actions, arbitrations, investigations and proceedings, and fines and penalties or orders from regulatory agencies.
   If a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves during any period, our results of operations in that period and, in some cases, succeeding periods could be materially adversely affected.
Allowance for Doubtful Accounts
   Our receivables include corporate finance and syndicate receivables relating to our investment banking or advisory engagements. We also have receivables from our clearing broker in connection with the clearing of our brokerage transactions. We indemnify the clearing broker for any losses as a result of a customer’s nonperformance. In addition, we record an allowance for doubtful accounts on revenue receivables on a specific identification basis. Management is continually evaluating our receivables for collectibility and possible write-off by examining the facts and circumstances surrounding each specific case where a loss is deemed a possibility.
Redeemable Preferred Stock
   Our redeemable preferred stock includes Class C, D, and D-1 preferred shares. The preferred shares grant a redemption option to their holders and are classified outside of permanent equity as required by Rule 5-02.28 of Regulation S-X. We applied EITF D-98, Classification and Measurement of Redeemable Securities, to account for our redeemable preferred stock. EITF D-98 requires use of the fair value at the date of issue as the initial carrying amount of redeemable preferred stock and, if currently redeemable, the security should be adjusted to its redemption amount at each balance sheet date. Accretion of redeemable preferred stock, representing an increase or decrease in the carrying amount of such stock during the period, is charged directly against retained earnings (deficit) and reduces or increases income applicable to common stockholders in the calculation of earnings per share, as disclosed on the face of our consolidated statement of operations. Our Class C shares are valued at the fair value equal to redemption price that results in a 12% internal rate of return on aggregate capital contributions, net of disbursements, at each balance sheet date. Our Class D and D-1 shares are valued at the redemption price equal to the net aggregate contributions. Preferred dividends for the Class D and D-1 shares are charged directly against retained earnings (deficit) and reduce income applicable to common stockholders in the calculation of earnings per share, as disclosed on the face of our consolidated statement of operations.
Recently Issued Accounting Pronouncements
   In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46-R. FIN No. 46-R replaced FIN No. 46, which was issued in January 2003. FIN 46-R defines variable interests and specifies the circumstances under which the consolidation of a variable interest entity (VIE) will be required. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. For all public enterprises that are not small business issuers; FIN 46-R is applied to variable interest entities by the end of the first reporting period ending after March 15, 2004, i.e., our fiscal year ended December 31, 2004. We evaluated the requirements under FIN No. 46-R and determined that we do not have any variable interest entities where we are the primary beneficiary.
   Emerging Issues Task Force Issue (EITF 04-5) No. 04-5. In June 2005, the EITF reached a consensus on EITF 04-5, Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. This consensus applies to entities not within the scope of FIN 46-R, in which the investor is the general partner in a limited partnership. The consensus requires the general partner to consolidate the limited partnership unless it overcomes the presumption of control. The general partner may overcome this presumption and not consolidate the limited partnership if the limited partners have: (a) the ability to liquidate the limited partnership or otherwise remove the general partner through substantive “kick-out rights” that can be exercised without having to demonstrate cause; or (b) substantive participating rights in managing the partnership. This consensus became effective on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other general partnerships, the consensus is effective no later than the beginning of the first reporting period beginning after December 15, 2005, i.e., our fiscal year ending December 31, 2006. Our asset management subsidiaries currently manage a number of private equity limited partnerships as general partners. We are currently evaluating the requirements under EITF 04-5 and believe that the adoption will not have a material impact on our results of operations, members’ equity and cash flows. It could, however, increase our consolidated assets and liabilities.
   In 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments that are within its scope as liabilities. We reviewed the requirements of SFAS No. 150 and determined that we were not required to reclassify any of our equity instruments to liabilities. The Class D shares are considered conditionally redeemable instruments because they can be converted into Class C-1 shares, which do not carry a redemption date. These shares will become mandatorily redeemable on July 1, 2009, however, which is the last date these shares can be converted into Class C-1 shares. Class D shares have a mandatory redemption date thereafter of December 31, 2009. Class A, C and D-1 shares do not have a mandatory redemption feature.
   In December 2004, the FASB issued SFAS No. 123-R, “Share-Based Payment”, a revision to SFAS No. 123, “Accounting for Stock-Based Compensation,” SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. Generally, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123-R. SFAS No. 123-R must be adopted by us no later than January 1, 2006. The impact of adopting SFAS No. 123-R cannot be predicted at this time because it will depend on the level of share-based payments granted in the future.

BUSINESS
Overview
   We are an investment bank specializing in the growth sectors of the economy. We provide investment banking, brokerage, equity research and asset management services tailored to meet the particular needs of our clients. Our dedication to growth companies and growth investors, combined with our extensive network of business relationships and proven execution capabilities, makes us a trusted advisor to our corporate clients and a valued resource to investors.
   We were founded in 1998 by Thomas W. Weisel, who was Chairman and Chief Executive Officer of Montgomery Securities for more than 20 years. Prior to its acquisition by NationsBank in 1997, Montgomery Securities was one of the four leading growth-focused investment banks, all of which were acquired by large commercial banks between 1996 and 1998. Following the sale of Montgomery Securities and the consolidation of many investment banks in the 1990s, Mr. Weisel and our other founding partners recognized the market opportunity for an independent, full-service investment bank focused on the needs of growth companies and growth investors. Our founding partners invested in our firm along with more than 20 prominent venture capital and private equity investors, including professionals or funds affiliated with Accel Partners, Bessemer Venture Partners, Brentwood Venture Partners, Charlesbank Capital Partners, Citicorp Venture Partners, GE Asset Management, Institutional Venture Partners, Investor AB, James Richardson & Sons, Limited, Madison Dearborn Partners, Mayfield Fund, New Enterprise Associates, Oak Investment Partners, The Queen’s Health Systems, Saunders Karp and Megrue, SunAmerica and Weston Presidio Capital.
   We have organized our business to focus principally on the technology, healthcare and consumer sectors. We believe that this focus allows us to capitalize on the business opportunities created by many of the primary drivers of innovation, growth and capital investment in the U.S. economy. Our industry focus and knowledge, as well as our extensive relationships, particularly within the venture capital and private equity communities, enable us to identify growth companies early in their development.
   We seek to enhance our client relationships by offering our clients a broad range of resources across our firm. Our investment banking professionals, backed by their industry knowledge and a strong distribution platform, seek to establish and maintain relationships with our corporate clients and to provide them with capital raising and strategic advisory services. Our institutional brokerage professionals, distinguished by their industry knowledge, long-standing relationships with growth investors and trade execution capabilities, provide equity and convertible debt securities sales and trading services to institutional growth investors. Our research analysts provide growth investors with thought leadership on emerging industry trends and developments as well as insights into specific growth companies. Our industry expertise and our network of business relationships have also enabled us to develop our asset management and private equity investing services for institutional investors and high-net-worth individuals.
   Our strategy is to take a lifecycle approach to serving growth companies in our target sectors and to provide a service-oriented brokerage model of client service to institutional investors. Our execution capabilities and range of service offerings position us to advise each of our corporate clients throughout its lifecycle as it engages in more complex capital markets and strategic transactions. We believe that our lifecycle approach distinguishes us from both the largest full-service, or “bulge bracket”, investment banks, which we believe lack our specialized focus, and boutique investment banks which we believe may lack our overall operating scale. Our industry and company knowledge allows us to identify trends and uncover market opportunities to deliver creative and timely investment opportunities.
   We are headquartered in San Francisco, with additional offices in Silicon Valley, Boston, New York and Mumbai, India. As of September 30, 2005, we had 544 employees, including

57 partners, who average 16 years of securities industry experience at major investment banks and specialized, industry-focused banking firms. Our partners and other senior professionals draw upon their significant experience and market expertise to provide differentiated advice and customized execution services for our clients. We believe our professionals are attracted to our firm by our specialized market focus, entrepreneurial culture and commitment to our clients.
Market Opportunity
   We believe that a number of economic and market factors create a significant market opportunity for us to increase our market share in our investment banking and brokerage businesses.
Investment Banking
 Demand for investment banking services in our target sectors
   Our target sectors have generated significant capital markets and mergers and acquisitions activity. From January 1, 2000 through September 30, 2005, securities offerings by companies in our target sectors represented approximately 57% of the $815.6 billion of aggregate gross proceeds raised in U.S. IPOs, secondary offerings and follow-on offerings. According to Dealogic, total fees generated from equity capital markets transactions, including IPOs, secondary offerings and convertible debt securities offerings, by companies in our target sectors were in excess of $3.0 billion in 2004 and $1.8 billion in the first nine months of 2005. For the same period, transactions involving companies in our target sectors represented approximately $2.7 trillion, or 57%, of the $4.7 trillion of total announced U.S. mergers and acquisitions deal value. We believe that growth companies in these sectors will continue to require significant capital investment to finance their growth as well as strategic advisory services over the long term.
 Strong venture capital investment backlog
   We believe venture capital investment is an important indicator of investment banking activity in our target sectors because venture capital investors typically seek to realize returns on their investments through public offerings or sales of portfolio companies within a target investment period. Over the past 10 years, 35% of companies that completed IPOs were funded by venture capital firms. According to Dow Jones VentureOne, following significant declines from the historic highs experienced during the period from 1999 to 2001, venture capital investing has stabilized at approximately $20 billion per year. Over the last 10 years, more than 90% of all U.S. venture capital investments were made in technology, healthcare and consumer companies.
U.S. Venture Capital Investment (1995-2005)

											First
											Nine
											Months
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	of 2005

	($ in billions)
Total amount invested	$6.8	$9.9	$13.0	$17.7	$48.5	$91.8	$34.7	$20.9	$18.2	$19.9	$15.0
Sector Distribution
Technology	51%	56%	58%	60%	58%	63%	65%	60%	56%	57%	55%
Healthcare	29%	27%	25%	20%	10%	10%	19%	27%	32%	32%	29%
Consumer	18%	15%	15%	19%	31%	26%	15%	11%	11%	9%	13%
Other	2%	2%	2%	1%	0%	0%	1%	2%	1%	2%	3%
Source: Dow Jones VentureOne
   Based on this history of venture capital investing, we believe there are currently a large number of companies in the portfolios of venture capital firms. We estimate that, at the end of 1995, there were approximately 1,300 companies in the portfolios of venture capital firms and that approximately 11,300 companies have received venture funding since 1995. Over the past three years, we estimate that, at any given time, there have been approximately 5,000 companies in the portfolios of venture capital firms.

											First
											Nine
											Months
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	of 2005

Approximate number of venture-backed companies	1,300	1,600	2,000	2,600	3,800	5,600	5,700	5,300	5,000	5,000	5,000
Source: Thomas Weisel Partners LLC estimates based on Dow Jones VentureOne data
   We believe this backlog of venture capital-backed companies represents future business opportunities for capital markets and strategic advisory transactions because we believe venture capital investors will seek to realize returns on many of these investments over the next several years.
Industry consolidation
   Financial services companies have experienced substantial consolidation over the past 10 years, and we believe this consolidation has created a significant market opportunity for an investment bank dedicated to serving the specialized needs of growth companies and growth investors. Since 1994, there have been approximately 30 acquisitions involving U.S. securities brokerage and investment banking firms that, by virtue of their middle market and/or growth sector expertise, would have been considered our direct peers and competitors. Between 1996 and 1998, Robertson Stephens & Company Group, L.L.C., Hambrecht & Quist Group, Alex. Brown & Sons Incorporated and Montgomery Securities, long perceived as the four premier growth-focused investment banks, were acquired by large commercial banks. We believe there has been a tendency for acquired firms, once part of larger organizations, to focus their business on larger market capitalization companies, larger transactions and more mature industries.
   In the wake of consolidation, boutique investment banking firms focused on growth companies and investors have emerged. However, we believe many such banking firms lack the execution capabilities and range of services that we believe are required to serve the evolving needs of growth companies and growth investors. Growth companies require a range of services delivered by expert, knowledgeable professionals, including research, sales and trading coverage and a broad range of investment banking capabilities designed to meet their needs throughout their lifecycle. Growth investors require a broad range of brokerage services and specialized research that enable them to capitalize on investment opportunities resulting from the complex and dynamic technologies, products and distribution channels specific to the growth sectors we target.
Brokerage
 Demand for brokerage services in our target sectors
   Our target sectors of technology, including media and telecommunications, healthcare and consumer represent 54% of all companies listed on the Nasdaq, NYSE and AMEX, 54% of all such companies with a market capitalization of less than $10 billion and 39% and 42% of the 2004 operating earnings of the S&P 500 and S&P small-cap indices, respectively. We believe institutional investors in our target sectors will continue to demand brokerage services in these sectors.
 Structural changes in the brokerage business demanding the provision of higher value services to institutional investors
   Recent developments in the brokerage industry, including decimalization and the growth of electronic communications networks, or ECNs, have reduced commission rates and profitability in the brokerage industry and ultimately affected the provision of services to institutional investors.

Many large investment banks have responded to lower margins within their equity brokerage divisions by reducing research coverage, particularly for smaller companies, consolidating sales and trading services, and reducing headcount of more experienced sales and trading professionals in order to transition to a low-touch brokerage model focused increasingly on large market capitalization companies.
   Similarly, many large institutional investors have responded to regulatory and business pressures by developing internal research and trading capabilities, particularly for large capitalization companies, while continuing to use independent research to support their investment and trading in small and mid-capitalization companies. We believe that many of the larger institutional investors will direct their trading to fewer brokerage firms and will increasingly require these firms to commit capital and provide liquidity to facilitate trading activities.
   In addition, we believe the recent proliferation of small and mid-sized traditional and alternative investment managers represents a significant opportunity for us. We believe these managers will increasingly rely on providers of independent outside research for research on small and mid-capitalization companies that comprise an important part of their investment portfolios.
   We have sought to maintain and enhance our brokerage revenues by serving the needs of both large and small capitalization companies in our target sectors as well as their investors, including committing our own capital as appropriate to facilitate client trading. We intend to continue to direct our research primarily toward coverage of small and mid-capitalization companies, and we believe that both large institutional investors as well as smaller investment funds will continue to value this research highly.
Competitive Strengths
   We believe the following factors favorably differentiate us from our competitors and position us well for future growth.
Investment Banking

Extensive network of venture capital and private equity relationships
   Our professionals have developed and maintained relationships with the venture capital and private equity communities. Our founding partners were joined by more than 20 prominent venture capital and private equity investors, who helped us capitalize our business. Our professionals have subsequently built upon these and other relationships through dedicated service to growth investors and venture capital-backed portfolio companies. We believe this extensive network of relationships positions us well among venture capital professionals and venture-backed companies for transactions in our target sectors.

Lifecycle approach to serving growth companies in our target sectors
   We have a lifecycle approach to investment banking. We combine our industry knowledge within our target sectors with our extensive corporate, venture capital and professional relationships to identify leading growth companies for our services. We then seek to build lasting relationships with these companies by providing a range of services through the many stages of their development. As these companies grow and mature, we sustain these relationships through equity and convertible debt securities offerings, institutional brokerage, strategic advisory services and research coverage. Furthermore, our execution capabilities and range of service offerings enable us to continue serving these growth companies throughout their lifecycle as they engage in more complex capital markets and strategic transactions. For example, we seek to deliver strong after-market trading support, which we believe is a key differentiator with our investment banking clients.

Brokerage

Service-oriented approach to brokerage
   We believe the senior professionals in our brokerage and research divisions differentiate themselves through their focus on delivering high-level client service. We place a premium on dialogue and interaction with clients, in an effort to have our clients view us as a trusted advisor and not merely as a financial intermediary. Conversely, many of our larger brokerage competitors have sought to automate much of their brokerage businesses by deploying trading technologies that minimize or eliminate broker-client dialogue and reduce the number of stocks covered by their research departments in an effort to lower their costs. We believe this has created an opportunity to gain market share with our largest clients as many of our brokerage competitors move resources away from client interaction and towards a technology driven business model. In addition, unlike many other investment banks, we generally do not engage in proprietary trading for our own account nor do we generally offer prime brokerage or derivatives businesses. We believe that this avoids the potential conflicts that would exist were we to trade a company’s stock for our proprietary account at the same time one of our clients wishes to trade in the security. We believe this model has earned us the trust and confidence of our growth investor clients.

Insightful and timely research providing creative, new investment ideas
   We emphasize quality and focus in our research and in our client service, rather than breadth and performance in polls. We define quality as depth of insight, originality of perspective and consistent application of professional craft. We believe that clients view us as a source for creative market insights and new investment ideas. Our research professionals use their industry and company knowledge to identify trends and uncover market opportunities. Our research is designed to be a tool for investors to monitor dynamic industries and companies closely, as well as a practical aid to assist investors in implementing investment strategies. Our analysts cover industries and companies that are generally characterized by rapid change and complex and technical disciplines. We believe that our consistent, focused and disciplined approach to research differentiates us from other non-sector focused research providers and enables our institutional sales team to deliver creative and timely investment opportunities to our brokerage clients. According to a recent survey of small and mid-cap portfolio managers by Greenwich Associates, we ranked third in overall sales quality.
Firmwide

Well respected and recognized brand built on our commitment to our target sectors
   We were founded with a commitment to the technology, healthcare and consumer sectors, and have maintained that commitment even as these sectors experienced a significant contraction from 2001 to 2003. We believe our industry expertise positions us well to serve the needs of growth companies and growth investors in our target sectors. Our brand, Thomas Weisel Partners, has been built on this commitment and focus as well as our track record of achievement and success for companies and investors in our target sectors. We have been ranked among the top three brokerage firms in terms of overall sales quality according to a leading survey of small and mid-cap portfolio managers. In 2004, we ranked sixth in the number of IPOs underwritten in our target sectors with 27 offerings, including a first place ranking in technology IPOs with 11 offerings and a fourth place ranking in healthcare IPOs with 12 offerings. From our inception through September 30, 2005, we have advised on strategic mergers and acquisitions representing approximately $98.7 billion in announced transaction value and lead-managed or co-managed 333 IPOs, secondary offerings and convertible debt securities offerings representing more than $74.0 billion in aggregate proceeds.

Experienced partners focused on providing clients with senior-level attention
   Our partners possess significant experience advising growth companies. As of September 30, 2005, there were 57 partners at our firm, who average 16 years of securities industry experience at major investment banks and specialized industry-focused banking firms. We are committed to offering our clients more senior level attention across our business lines than may be available from our competitors. Throughout the entirety of a transaction, individual clients command the attention of our senior-level personnel and have access to key decision-makers within our firm. We believe this expertise and focus on providing senior-level attention differentiates us from our competitors and position us well for future growth.

Entrepreneurial culture with high professional standards
   Our founding partners brought an entrepreneurial approach to the organization and development of our firm. As a result, we tend to share a common entrepreneurial mindset with our clients, who are similarly creating and sustaining growth companies. We believe this mindset aids us in attracting professionals to our firm who share a commitment to serving these growth companies and growth investors. In addition to our entrepreneurial mindset, we have built a professional culture that stresses a commitment to high ethical standards, placing clients’ interests first, a team approach to every client engagement and meritocracy in the workplace.
Strategy
   We intend to build on our competitive strengths by maintaining our commitment to growth companies and growth investors and identifying emerging trends and industries with significant potential to drive economic growth. We plan to capitalize on our knowledge, expertise and extensive relationships with venture capital professionals and portfolio companies to win underwriting and advisory engagements with venture-backed companies and to capture repeat business across our service offerings as these companies develop and their demand for services expands.
   We plan to execute our strategy by continuing to recruit and retain experienced professionals who share our passion for, and commitment to, growth companies and growth investors. Since the beginning of 2004, we have added a number of senior professionals to our investment banking team in the technology, consumer and healthcare sectors and plan to continue to opportunistically add to our investment banking team. We believe that becoming a publicly traded company will further enable us to offer attractive incentives to talented professionals and benefit from an enhanced stature and recognition within the investment banking community, which will aid our recruiting and business development efforts.
   We intend to continue to efficiently expand our research footprint. To that end, we plan to further enhance our research capabilities in 2006 through our affiliated entity in India. We believe that this focused commitment to research will continue to create opportunities for our brokerage, investment banking and asset management businesses and enhance our position within our target sectors.
   Our strategy includes selectively pursuing strategic acquisitions as well as investments in businesses or products that are complementary to our core businesses. In executing this strategy over the past two years, we have expanded our reach through strategic relationships with individuals and firms doing business outside the United States and we will continue to evaluate similar opportunities in the future.
   Our extensive network of business relationships, coupled with our industry expertise, enables us to provide private equity investing services to institutional investors and high-net-worth individuals. These relationships represent a strong source of potential deal flow as well as a source of funds for our asset management business. We support these efforts with the resources in our various business units, including our research analysts’ knowledge of companies in our target sectors, which helps provide investment ideas for our private equity funds. We intend to explore additional areas of growth within our asset management business, including alternative investment vehicles. By combining the talents and resources of our professionals and our business relationships, we believe that our asset management businesses are well positioned for growth.
Principal Business Lines
   Our business is organized into four service offerings: investment banking, brokerage, equity research and asset management.
Investment Banking
   Our investment bankers provide two types of services: corporate finance and strategic advisory. Our corporate finance practice is comprised of industry coverage groups that are dedicated to establishing long-term, profitable relationships and executing capital raising transactions. Our strategic advisory practice focuses on developing creative ideas tailored to client goals and objectives through deep industry knowledge, significant transaction experience and strong corporate relationships with leading growth companies in our target sectors. In addition, through our commitment to providing senior-level attention, we focus on building and maintaining long-term strategic advisory relationships with growth companies. Since the beginning of 2004, we have invested heavily to support and build our investment banking business. Between January 1, 2004 and September 30, 2005, we increased our number of investment banking partners and principals from 19 to 29, including significant additions to our healthcare and technology groups.
   As of September 30, 2005, we had approximately 80 professionals in our investment banking group, including 14 partners with an average of 14 years of investment banking experience.
   Corporate Finance. Our corporate finance practice advises on and structures capital raising solutions for our corporate clients through public and private offerings of equity and convertible debt securities. Our capital raising capabilities involve the coordination of our industry coverage groups and our capital markets group. We offer a wide range of financial products designed to serve the needs of growth companies, including initial public offerings, follow-on and secondary offerings, equity-linked offerings, private investments in public equity, or PIPEs, and private placements. Within corporate finance, we have a capital markets group which executes underwritten securities offerings, assists clients with investor relations advice and introduces companies seeking to raise capital to investors that we believe will be supportive, long-term investors.
   We support the efforts of our corporate finance practice by providing aftermarket trading support for our corporate finance clients. According to AutEx BlockData and Dealogic, for our lead-managed or co-managed initial public offerings between 2001 and 2004 we had the largest share of after-market trading volume during the one-year period following an offering compared to our principal large firm and growth–focused firm competitors.
   From January 2002 through September 2005, we lead-managed 40 offerings and co-managed 114 offerings for equity and convertible debt securities by 131 companies, raising proceeds of $28.4 billion.
   Strategic Advisory. Our strategic advisory services include general strategic advice and transaction specific advice regarding mergers and acquisitions, divestitures, spin-offs, privatizations, special committee assignments and takeover defenses. We seek to become a trusted advisor to the leading growth companies in our target sectors and seek to achieve a balance between our buy-side and sell-side assignments. Our sell-side assignments are generated through our network of business relationships and our reputation for quality execution. Our buy-side engagements generally result from relationships developed through consistent and creative idea generation reflecting our industry knowledge. Our strategic advisory services are also supported by our capital markets professionals, who provide assistance in acquisition financing in connection with mergers and acquisitions transactions.
   From January 2002 through September 2005, we advised on 56 mergers and acquisitions transactions with an aggregate deal value of $10.1 billion, representing sellers in 37 of these transactions and representing buyers in 19 of these transactions.

   Lifecycle Approach. We combine our industry knowledge base within our target sectors with our corporate, venture capital and professional relationships to identify leading growth companies for our services. Our investment banking professionals focus on serving these companies. The execution capabilities of our investment banking professionals enable us to provide these companies with a full range of investment banking services, including equity and convertible debt securities offerings and strategic advisory services throughout their lifecycle as they engage in more complex capital markets and strategic transactions. Representative client relationships that illustrate this lifecycle approach:

•	The Nasdaq Stock Market, Inc. We co-managed a $178.5 million follow-on offering in February 2005 and acted as exclusive financial advisor in the $1.9 billion acquisition of Instinet Group Incorporated;

•	Polycom, Inc. We acted as exclusive financial advisor in the acquisitions of Atlas Communications Engines, Inc. in November 1999, Circa Communications Ltd. in September 2000, PictureTel Corporation in May 2001 and Voyant Technologies, Inc. in November 2003, delivered a fairness opinion in connection with the acquisition of Accord Networks Ltd., and acted as the co-lead manager of a $254.9 million follow-on offering in July 2000 and as the book-running lead manager of a $251.2 million follow-on offering in January 2002;

•	DepoMed, Inc. We acted as exclusive placement agent in a $20.0 million PIPE offering in April 2003, lead-managed a $41.1 million follow-on offering in October 2003, acted as exclusive placement agent in a $22.7 PIPE offering in January 2005, and advised on the adoption of its shareholder rights plan in March 2005;

•	Fastclick, Inc. We co-managed a $78.0 million initial public offering in March 2005 and acted as exclusive financial advisor in the sale to ValueClick, Inc. in August 2005;

•	Rackable Systems, Inc. We acted as book-running lead manager in a $75 million initial public offering in June 2005 and in a $152 million follow-on offering in December 2005;

•	Inktomi Corporation. We co-managed a $56.0 million follow-on offering in October 2001 and acted as exclusive financial advisor in the $276.5 million acquisition by Yahoo! Inc. in March 2003;

•	Medicis Pharmaceutical Corporation. We acted as financial advisor and rendered fairness opinions in connection with four strategic transactions between October 2001 and March 2005, and co-managed a $282.9 million convertible debt offering in August 2003; and

•	aQuantive, Inc. We co-managed a $144.9 million initial public offering in February 2000, acted as financial advisor in the purchase of SBI.Razorfish in June 2004, and sole managed a $80.0 million convertible debt offering in August 2004.
   Investment Banking Activity. In managing our investment banking business and evaluating the performance of our investment banking professionals, we regularly monitor the level of our investment banking activity. This process primarily allows us to evaluate the relative levels of activity in and demand for our investment banking services, and to a lesser degree assists us in financial planning and budgeting.
   At or around the beginning of each quarter, we evaluate the level of investment banking activity for that quarter by aggregating the number of “announced”, “filed” and “engaged” investment banking transactions that are anticipated to close during that quarter. For these purposes, (1) “announced” transactions means mergers, acquisitions or other strategic advisory transactions that have been publicly announced; (2) “filed” transactions means public offerings with respect to which a registration statement has been publicly filed with the SEC; and (3) “engaged” transactions means mergers, acquisitions or other strategic advisory transactions, including private placements and private investments in public equity, with respect to which we have a signed engagement letter from the client and, in the case of public offerings, those transactions in respect of which an initial commitment committee meeting has occurred.

   The following table provides our evaluation of the level of our investment banking activity at or around the beginning of each quarter for that quarter compared to our actual investment banking activity for that quarter:

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,		Mar. 31,
	2004	2004	2004	2004	2005	2005	2005	2005		2006

Calculation date	Jan. 5, 2004	Apr. 5, 2004	June 28, 2004	Oct. 4, 2004	Jan. 31, 2005	Apr. 4, 2005	July 5, 2005	Oct. 3, 2005		Jan. 3, 2006
Number of filed, announced and engaged transactions as of the calculation date	23	43	27	12	17	12	18	25		20
Number of transactions closed during the quarter	23	32	14	19	18	11	16	18		—
Fees associated with the filed, announced and engaged transactions as of the calculation date	$22.8	$54.5	$36.3	$8.5	$15.4	$11.6	$18.7	$41.8		$21.6
Actual investment banking revenue	$24.2	$30.5	$10.4	$19.9	$16.3	$15.1	$16.6	$28.1	(1)	—

(1)	Includes approximately $10.6 million of revenues generated from multiple advisory services we performed for a single client.
   Although we believe that announced, filed and engaged transactions represent a reasonable measure of the relative levels of our investment banking activity, these transactions may not close and we may not recognize fees from these transactions over the next quarter or at all. The transactions underlying these engagements may be delayed or terminated for any number of reasons that are beyond our control, including delays in obtaining, or failure to obtain, required regulatory or corporate approvals, adverse market conditions, adverse financial or other developments in the client’s or counterparty’s business as well as the relative attractiveness of alternative transactions which may not generate fees for us.
Brokerage
   We provide two principal categories of services within our brokerage operations: (i) institutional brokerage, which comprises institutional sales, sales trading and trading and (ii) private client services.
   As of September 30, 2005, we had approximately 100 professionals, including 24 partners, in our brokerage division, with our partners averaging 18 years of sales and trading experience. We believe the senior professionals in our brokerage division differentiate themselves based upon their high-service model of client service, which seeks to leverage their years of experience and industry knowledge. Through their proactive approach to client service and experience in the brokerage business, our senior professionals have established and maintained relationships with leading growth investors that have translated into a relatively stable level of trading volume. We believe our firm has established a well-regarded reputation among growth investors as a leading trader and distributor for securities of growth companies in our target sectors, including the recognition that we are prepared, where appropriate, to commit our capital to facilitate client trading activities. We believe that our brokerage business also benefits from the absence of actual or perceived conflicts of interest that may exist elsewhere in the brokerage industry, as we generally do not engage in proprietary trading, prime brokerage or derivatives businesses.
   We provide equity and convertible debt securities sales and trading services to more than 500 institutional investor accounts, including many of the world’s leading mutual fund families.

Of these institutional investors, we target the largest 60 traditional institutional investor accounts, which generate a vast majority of our trading business. We believe these targeted efforts have gained us one of the highest quality institutional investor account bases of any growth-focused investment bank, consisting primarily of long-only, long-term investors. Among our largest institutional investor accounts are Capital Research & Management Company, Fidelity Management & Research Company, Massachusetts Financial Services Company and Wellington Management Company, LLP. We have ranked high with our accounts in research and sales coverage both in independent and internal surveys.
   Institutional Sales. Our institutional sales group provides equity and convertible debt securities sales services to institutional investors. We concentrate on those areas where we believe we are able to provide growth investors with access to creative and timely insights and new investment ideas. Our institutional sales professionals seek to earn the trust and confidence of the portfolio managers they serve by developing target sector expertise and working closely with our equity research department. Our institutional sales professionals focus on a select list of growth companies that our equity research department identifies as high-quality market leaders, and our professionals seek to develop a thorough, current understanding of those companies. Our 11 sales partners are experienced in the industry, averaging 15 years of sales experience as of September 30, 2005. We ranked among the top three brokerage firms in overall sales quality according to surveys of small and mid-cap portfolio managers by Greenwich Associates in 2004 and 2005.
   Sales Trading. Our sales traders possess in-depth knowledge of both the markets for growth company securities and the institutional traders who buy and sell them. Through our sales trading professionals in San Francisco, Boston and New York, we connect with the largest and most active buy-side trading desks in the United States and Europe. Our 13 sales trading partners are experienced in the industry, averaging 19 years of sales trading experience as of September 30, 2005.
   Trading. Our trading professionals provide valuable support to our institutional clients in their pursuit of best execution, including by committing capital, facilitating block trades and otherwise providing liquidity. We have increased our revenue-generating trading volume in listed and over-the-counter equity securities from an average of 4.8 million shares per day in 1999 to an average of 17.9 million shares per day in the nine months ended September 30, 2005. According to AutEx BlockData, as of September 30, 2005 we ranked No. 15 in listed trading volume and No. 17 in over-the-counter trading volume among full-service brokers.
   Private Client Services. Our private client services department offers brokerage and advisory services to high-net-worth individuals and cash management services to corporate clients. Our experienced professionals emphasize capital preservation through prudent planning and work closely with clients to customize solutions that address the unique needs of each client. We believe our private clients are attracted to us because of our unbiased approach to asset allocation, our use of independent investment managers and our reliance on third-party advisors to review these managers. From January 2002 through September 2005, aggregate average assets in our client accounts increased from $6.1 billion to $8.6 billion.
   Non-deal Road Shows. We work to leverage our industry knowledge and relationships to help our institutional clients maintain and build corporate contacts through coordinating company and investor meetings that are unrelated to planned or pending transactions, commonly referred to as non-deal road shows. We believe these non-deal road shows further underscore our high-service approach and promote our brokerage services and will continue to be valued by our investor clients. Non-deal road shows present a positive environment for investors to further their understanding of companies in which they have an equity position or that may be attractive investment opportunities and for company executives to develop and broaden relationships with investors. Accordingly, we coordinated an average of 17 non-deal road shows per month for our clients in 2004 and an average of 24 per month during the first nine months of 2005.

Equity Research
   Our research analysts perform independent research to help our clients understand the dynamics that drive the sectors and companies they cover. We seek to differentiate ourselves through originality of perspective, depth of insight and our ability to uncover industry trends. As of September 30, 2005, approximately 83% of the companies covered by our research professionals had market capitalizations of $10 billion or less.
Equity Research by Market Capitalization
   Our equity research focuses principally on our target sectors. The industry components within equity research in our target sectors are set forth in the table below:

Technology	Healthcare	Consumer
Hardware
• Communications Components
• Communications Equipment: Access
• Communications Equipment: Storage
• Communications Equipment:
Core & Wireless
• Enterprise Hardware
• Semiconductor Capital
Equipment
• Semiconductors: Broadline
• Semiconductors: Specialty
• Biopharmaceuticals
• Biotechnology
• Biotechnology: Small & Mid-Cap
• Diagnostics & Medical Devices
• Healthcare Services
• Healthcare Technology &
Pharmaceutical Services
• LifeScience Technology
• Medical Devices
• Pharmaceuticals: Specialty	• Multimedia Entertainment
& e-Commerce
• Financial Products
• Gaming & Lodging & Interactive Market Services
• Lifestyles/ Sports Retailers
• Restaurants
• Retail: Hardlines & Broadlines
• Retail: Specialty
Software & Services • Applications • Communications & Applications • Infrastructure • Security & Enterprise Content Management • Electronic Supply Chain • Information & Financial Technology Services
Media & Telecom • Internet Services & Publishing • Media & Broadcasting • Telecom Services: Alternative & Specialty • Telecom Services: Wirelines & Wireless

In addition, our research analysts publish research in other areas that we believe demonstrate potential for high growth, such as the industrial growth sector, which currently includes the following industry components: Applied Technologies, Autos/ Automotive Technologies, Defense & Security and Industrial Services.
Equity Research by Sector
(based on number of companies covered)
   Our research analysts analyze major trends, publish original research on new areas of growth, provide fundamental, company-specific coverage and work with our institutional clients to identify and evaluate public equity investment opportunities. They periodically publish comprehensive “white-paper” studies of an industry or a long-term investment theme. Our research analysts provide insightful analysis and commentary on growth companies in the technology, healthcare and consumer sectors, as well as detailed primary research on the most attractive investment opportunities in those sectors. Such primary research includes timely vendor surveys and channel checks, among others.
   Examples of the “white paper” studies published by our research analysts include:

•	EMS 2005: In Search of Stable, Profitable Growth, by Matt Sheerin, on the tier-one electronic manufacturing services industry (October 4, 2005);

•	Infectious Diseases, by Joe Slavinsky, on the continued emergence of bacterial resistance and impetus for strong anti-infectives (August 31, 2005);

•	Bending the Paradigm, by Lynn Pieper, on the spine (July 12, 2005);

•	Mas Media Tres, by Gordon Hodge, on the Hispanic media opportunity (April 14, 2005);

•	The Revolution in Handset Components, by Jeremy Bunting, on future trends in the wireless component industry (October 15, 2003);

•	The New, New Things in Life Science and Technology, by Paul Knight, on enabling research technologies in the post-genomic era (August 19, 2003);

•	Wireless Comes Home, by Hasan Imam, on the Indian wireless market (November 7, 2002);

•	It’s for Real and it’s Starting — Look for Acceleration in 2003-2004, by Tim Klasell, on web services and infrastructure software (August 14, 2002);

•	Looking Beyond Tomorrow, by Jake Fuller, on travel distribution (October 10, 2001); and

•	Molecular Diagnostics: The Genomic Bridge Between Old and New Medicine, by David Lewis, on the diagnostic technology and services industry (June 18, 2001).

   Examples of surveys conducted by our analysts include:

•	A weekly diagnostics clinical lab survey;

•	A weekly retail handset survey;

•	A monthly medical device physician survey;

•	A monthly sports footwear channel check survey; and

•	A monthly auto parts retailer pricing and product survey.
   Our equity research group annually hosts five conferences specifically targeting growth companies and investors, including our Technology Conference, Internet Conference, Healthcare Conference, Consumer Conference and The Growth Forum. We use these specialized events to showcase innovative and exciting companies to institutional investors focused on investing in these growth sectors. We believe that our conferences represent an important industry event for senior corporate officers and investment decision makers and that these conferences differentiate us from smaller investment banks that may lack the relationships and resources to host a broadly attended industry event.
   We believe it is important to promote research analysts from within our firm. A majority of our analysts published their first research report at our firm. Typically, we recruit associates with significant existing industry and technical expertise and train them to become research professionals.
   As of September 30, 2005, we had 37 publishing research analysts covering approximately 545 companies, with each analyst covering an average of 15 companies. During the period from January 2002 through September 2005, we increased the number of companies under our research coverage by more than 41%, while during the same period many of our competitors significantly reduced the number of companies covered. We also diversified our research coverage beyond technology, media and telecommunications, as 90% of our net increase in coverage was in the healthcare, consumer and industrial growth sectors. We have been able to increase our coverage primarily due to our ability to provide research in a cost-effective manner, a strong training program and our ability to successfully retain talented senior professionals. We plan to further enhance our research capabilities in 2006 through our affiliated entity in India.
Asset Management
   Our asset management division is divided into two principal units: private equity and distribution management.
   Private Equity. We manage three groups of investment funds in our private equity group:

•	Thomas Weisel Global Growth Partners consists of a fund of funds for private equity investments with a capital commitment of $287.6 million and a fund for secondary private equity investments with a capital commitment of $130.9 million. These funds closed in 2000 and 2002, respectively. As of September 30, 2005, the total amount that has been invested by these funds was $311.1 million;

•	Thomas Weisel Venture Partners is an early stage venture capital fund that invests in information technology companies, particularly in the broadly defined software and communications industries. The fund was formed in 2000 with an original capital commitment of approximately $252.5 million, $138.9 million of which has been invested as of September 30, 2005; and

•	Thomas Weisel Healthcare Venture Partners is a fund that invests in the emerging life sciences and medical technology sectors. The fund was formed in 2003 with an original capital commitment of approximately $121.8 million, $35.1 million of which has been invested as of September 30, 2005.

   We have also historically managed TWCP, which was formed in 1999 with an original capital commitment of approximately $1.3 billion. From March 2004 to November 2005, TWCP was managed by our affiliate Tailwind Capital Partners LLC, or Tailwind. In November 2005, we completed a transaction through which a new general partner, owned by the senior managers of TWCP, assumed responsibility for the management of TWCP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenues — Asset Management”.
   We believe our industry knowledge and experience within our target sectors, along with our network of business relationships, enable us to identify attractive investment opportunities in these sectors and to attract potential investors to our funds. We expect to sponsor and raise follow-on or new private equity funds in the future.
   Distribution Management. Distribution management actively manages securities distributions for private equity and venture capital fund investors. We seek to enhance the returns realized by these clients from distributions made from private equity and venture capital funds. Our target distribution management clients are large, sophisticated institutions for which we create customized solutions for centralized stock distribution services, including dedicated portfolio management, execution, consolidated reporting and administrative support.
Competition
   As an investment bank, all aspects of our business are intensely competitive. Our competitors are other brokerage firms, investment banking firms, merchant banks and financial advisory firms. We compete with some of our competitors nationally and with others on a regional, product or business line basis. Many of our competitors have substantially greater capital and resources than we do and offer a broader range of financial products. We believe that the principal factors affecting competition in our business include client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products.
   In recent years there has been substantial consolidation and convergence among companies in the financial services industry. Legislative and regulatory changes in the United States have allowed commercial banks to enter businesses previously limited to investment banks, and a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of our competitors have the ability to offer a wider range of products and services that may enhance their competitive position. They may also have the ability to support investment banking and securities products and services with commercial banking, insurance and other financial services capabilities in an effort to gain market share, which could result in pricing pressure in our businesses. This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of many of our competitors.
   We have experienced intense price competition in some of our businesses, in particular discounts in large block trades and trading commissions and spreads. The ability to execute trades electronically, through the Internet and through other alternative trading systems, has increased the pressure on trading commissions and spreads. We believe that this trend toward alternative trading systems will continue. In addition, the trend, particularly in the equity underwriting business, toward multiple book runners and co-managers has increased the competitive pressure in the investment banking industry, and may lead to lower average transaction fees. We may experience competitive pressures in these and other areas in the future as some of our competitors seek to increase market share by reducing prices.
   As we expand our asset management business, we face competition both in the pursuit of investors for our investment funds and in the identification and completion of investments in attractive portfolio companies. We compete for individual and institutional clients on the basis of price, the range of products we offer, the quality of our services, financial resources and product and service innovation. We may be competing with other investors and corporate buyers for the investments that we make.
   Competition is also intense for the recruitment and retention of qualified professionals. Our ability to continue to compete effectively in our businesses will depend upon our continued ability to attract new professionals and retain and motivate our existing professionals.
Regulation
   Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. Thomas Weisel Partners LLC, our wholly-owned subsidiary, is registered as a broker-dealer with the SEC and the NASD and in all 50 states and the District of Columbia. Accordingly, Thomas Weisel Partners LLC is subject to regulation and oversight by the SEC and the NASD, a self-regulatory organization which is itself subject to oversight by the SEC and which adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including Thomas Weisel Partners LLC. State securities regulators also have regulatory or oversight authority over Thomas Weisel Partners LLC. In addition, Thomas Weisel Partners LLC and several other wholly-owned subsidiaries of ours, including Thomas Weisel Capital Management LLC, Thomas Weisel Asset Management LLC and Thomas Weisel Global Growth Partners LLC, are registered as investment advisers with the SEC and subject to regulation and oversight by the SEC. Thomas Weisel Partners LLC is also a member of, and subject to regulation by, the New York Stock Exchange, the American Stock Exchange and the Pacific Exchange. Thomas Weisel Partners LLC is also registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association. Thomas Weisel Partners International Limited, our registered U.K. broker-dealer subsidiary, is subject to regulation by the Financial Services Authority in the United Kingdom. Our business may also be subject to regulation by non-U.S. governmental and regulatory bodies and self-regulatory authorities in other countries where we operate.
   Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, record-keeping, the financing of customers’ purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of various self-regulatory organizations, Thomas Weisel Partners LLC is subject to the SEC’s uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of its assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC’s uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer’s ultimate holding company and affiliates (referred to collectively as a consolidated supervised entity) must consent to group-wide supervision and examination by the SEC. If we elect to become subject to the SEC’s group-wide supervision, we will be required to report to the SEC computations of our capital adequacy.

   The research areas of investment banks have been and remain the subject of increased regulatory scrutiny. In 2002 and 2003, acting in part pursuant to a mandate contained in the Sarbanes-Oxley Act of 2002, the SEC, the NYSE and the NASD adopted rules imposing heightened restrictions on the interaction between equity research analysts and investment banking personnel at member securities firms. In addition, in 2003 and 2004, several securities firms in the United States, including Thomas Weisel Partners LLC, reached a settlement with certain federal and state securities regulators and self-regulatory organizations to resolve investigations into their equity research analysts’ alleged conflicts of interest. Under this settlement, the firms have been subject to certain restrictions and undertakings. As part of this settlement, restrictions have been imposed on the interaction between research and investment banking departments, and these securities firms are required to fund the provision of independent research to their customers. In connection with the research settlement, the firm has also subscribed to a voluntary initiative imposing restrictions on the allocation of shares in initial public offerings to executives and directors of public companies. The SEC has proposed amendments to Regulation M that would further affect the manner in which securities are distributed and allocated in registered public offerings, and the NASD has proposed similar rulemaking in this area. We cannot fully predict the practical effect that such restrictions or measures will have on our business, and the SEC, the NYSE and the NASD may adopt additional and more stringent rules with respect to offering procedures and the management of conflicts of interest in the future.
   The SEC staff has conducted studies with respect to soft dollar practices in the brokerage and asset management industries. In October 2005, the SEC proposed interpretive guidance regarding the scope of permitted brokerage and research services in connection with soft dollar practices. The SEC staff has indicated that it is considering additional rulemaking in this area, and we cannot predict the effect that additional rulemaking may have on our asset management or brokerage business.
   The effort to combat money laundering and terrorist financing is a priority in governmental policy with respect to financial institutions. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the USA PATRIOT Act of 2001 seeks to promote the identification of parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside the United States contain some similar provisions. The obligation of financial institutions, including us, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs, and any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines, and potentially other liabilities.
   Certain of our businesses are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.
   Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of our operation and profitability.
   The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceed-

ings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Occasionally, our subsidiaries have been subject to investigations and proceedings, and sanctions have been imposed for infractions of various regulations relating to our activities. For example, in 2004, we agreed to pay a total of $12.5 million as part of the global settlement to resolve investigations into equity research analysts’ alleged conflicts of interest. More recently, in March 2005, we agreed to pay a total of $1.75 million to settle charges by the NASD regarding alleged improper allocation practices in initial public offerings and alleged failure to retain emails.
Legal Proceedings
   We are involved in a number of judicial, regulatory and arbitration matters arising in connection with our business including those listed below.
   In re Initial Public Offering Securities Litigation. We are a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of federal securities laws and seek unspecified damages. Of the 310 issuers named in these cases, we acted as a co-lead manager in 1 offering, a co-manager in 32 offerings, and as a syndicate member in 10 offerings. We have denied liability in connection with this matter. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers’ present or former officers and directors named in the lawsuits. On June 14, 2004, those parties jointly moved for approval of the proposed settlement. By a decision dated October 13, 2004, the federal district court granted plaintiffs’ motion for class certification, and the underwriter defendants have petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision. The Second Circuit has granted that petition, and appellate briefing is underway. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to our firm.
   Research Matters. During 2004, we entered into a settlement with the SEC, NYSE, NASD and various state securities regulators to resolve charges that a portion of our research was improperly influenced in order to obtain investment banking business in violation of federal or state securities law. During the year ended December 31, 2004, we settled the matter with the various regulators for a total of $10 million in fines and disgorgement and $2.5 million for the provision of independent research over a five-year period. These settlement amounts had previously been accrued by us during the year ended December 31, 2002. Additionally, in 2004, we escrowed $1.25 million to pay costs associated with an independent consultant to procure the independent research noted above. Such costs will be expensed by us as they are incurred.
   In re Friedman’s Inc. Securities Litigation. In September 2003, we acted as lead manager on a follow-on offering of common stock of Friedman’s Inc. Plaintiffs have filed a purported class action suit against Friedman’s and its directors, senior officers and outside accountant as well as the company’s underwriters, including us, in the United States District Court for the Northern District of Georgia, alleging that the registration statement for the offering and a previous registration statement dated February 2, 2002 were fraudulent and materially misleading because they overstated revenue and inventory, understated allowances for uncollectible accounts, and failed to properly account for impairment of a particular investment. Friedman’s is currently operating its business in bankruptcy. We have denied liability in connection with this matter. A consolidated amended complaint has been filed in this matter. On September 7, 2005, the court denied the underwriters’ motion to dismiss. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to our firm.

   In re Tellium, Inc. Securities Litigation. We are a defendant in a purported class action litigation brought in connection with Tellium, Inc.’s initial public offering in May 2001. The most recent amended complaint, filed in the United States District Court for the District of New Jersey, alleges claims for securities fraud against Tellium and certain of its directors and senior officers as well as the company’s underwriters, including us and one of our former employees. We have denied liability in connection with this matter. On June 30, 2005, the court entered an order that dismissed all of the claims against us and the former employee of ours, except for a claim limited to an alleged misstatement in the registration statement relating to the relationship between Tellium and one of its customers. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to our firm.
   In re AirGate PCS, Inc. Securities Litigation. We are a defendant in a purported class action litigation brought in connection with a secondary offering of AirGate PCS, Inc. in December 2001. The complaint, filed in the United States District Court for the Northern District of Georgia on May 17, 2002, alleges violations of federal securities laws against AirGate and certain of its directors and officers as well as the company’s underwriters, including us, based on alleged misstatements and omissions in the registration statement. The underwriters’ motion to dismiss was granted by the court in September 2005. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to our firm.
   In re First Horizon Pharmaceutical Corporation Securities Litigation. We are a defendant in a purported class action litigation brought in connection with a secondary offering of First Horizon Pharmaceutical Corporation in April 2002. The consolidated amended complaint, filed in the United States District Court for the Northern District of Georgia on September 2, 2003, alleges violations of federal securities laws against First Horizon and certain of its directors and officers as well as the company’s underwriters, including us, based on alleged false and misleading statements in the registration statement and other documents. The underwriters’ motion to dismiss was granted by the court in September 2004. The plaintiffs have appealed to the United States Court of Appeals for the 11th Circuit. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to our firm.
   In re Merix Securities Litigation. We are a defendant in a purported class action suit brought in connection with an offering involving Merix Corporation in which we served as co-lead manager for the company. Plaintiffs have filed suit against the company and certain of its directors and senior officers as well as the company’s underwriters, alleging false and misleading statements in the registration statement. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including us, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. We have denied liability in connection with this matter. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to our firm.
   Borghetti v. Campus Pipeline. A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus Pipeline in connection with a sell-side mergers and acquisitions engagement in which we acted as a financial advisor to the company. Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against company directors, officers, attorneys and us. On May 3, 2005, the court granted in part and denied in part our motion to dismiss, dismissing all claims against us except the breach of fiduciary duty claim. We have denied liability in connection with this matter. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to our firm.
   In re Leadis Technology, Inc. Securities Litigation. We are a defendant in a purported class action litigation brought in connection with Leadis Technology, Inc.’s initial public offering in

June 2004. The consolidated complaint, filed in the United States District Court for the Northern District of California on August 8, 2005, alleges violations of federal securities laws against Leadis and certain of its directors and officers as well as the company’s underwriters, including us, based on alleged misstatements and omissions in the registration statement. We believe we have meritorious defenses to the actions and intend to vigorously defend such actions as they apply to our firm.
   IRS Information Requests Relating to Tax Products. We have received requests for information from the Internal Revenue Service, or IRS, regarding our referrals of clients to a third-party provider of tax products in 1999, 2000 and 2001. We have cooperated with these requests and believe we have complied with all material regulatory requirements as a referring party. However, if the IRS subsequently charges that these products were “tax shelters” and that we were required to make certain disclosures and registrations as a promoter or organizer of these tax products, we could be liable for monetary penalties. We believe we have substantial support for our position and intend to vigorously defend against any alleged penalties should they be assessed.
   The outcome of these matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. In accordance with SFAS No. 5, we review the need for any loss contingency reserves and, in the opinion of management, it is not probable that these matters would result in liability, and the amount of loss, if any, can not be reasonably estimated at this time. Accordingly, no reserves have been provided.
   We may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.
Employees
   As of September 30, 2005, we employed 544 persons on a full-time basis. None of our employees is represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.
Properties
   We occupy six main offices, with two located in San Francisco, California, one in Silicon Valley, one in New York, New York, one in Boston, Massachusetts and one in Mumbai, India, all of which are leased. Our headquarters are located at One Montgomery Street, San Francisco, California, and comprise approximately 67,200 square feet of leased space, pursuant to lease agreements expiring in 2015. We also lease approximately 71,900 square feet of space at 88 Kearny Street in San Francisco (of which approximately 31,400 square feet have been subleased to others) pursuant to lease agreements expiring in 2010 and 2012. In Silicon Valley, we sublease approximately 6,300 square feet at 1950 University Avenue in East Palo Alto pursuant to a sublease agreement expiring in 2009. In New York, we lease approximately 73,300 square feet at 390 Park Avenue (of which approximately 20,400 square feet have been subleased to others) pursuant to lease agreements expiring in 2010 and 2016. Our Boston office is located at Two International Place and consists of approximately 19,100 square feet of leased space (of which approximately 3,800 square feet have been subleased to others) pursuant to a lease agreement expiring in 2010. We lease approximately 4,745 square feet of space at Free Press Journal Marg, 215, Nariman Point in Mumbai, India pursuant to lease agreements expiring in 2008. We do not anticipate a need for additional office space in the near term.

MANAGEMENT
Board of Directors and Executive Officers
   Set forth below is information concerning our board of directors and executive officers. We expect to appoint additional directors over time who are not our employees or otherwise affiliated with our management.

Name	Age	Position

Thomas W. Weisel	64	Director, Chairman and Chief Executive Officer
B. Kipling Hagopian	64	Director
Timothy A. Koogle	54	Director
Michael G. McCaffery	52	Director
Timothy J. Heekin	49	Co-Director of Trading
Blake J. Jorgensen	46	Chief Operating Officer and Co-Director of Investment Banking
Robert W. Kitts	47	Co-Director of Investment Banking and Co-Director of East Coast Operations
Mark Manson	54	Director of Research and Co-Director of East Coast Operations
Paul C. Slivon	47	Director of Institutional Sales
David A. Baylor	46	Chief Administrative Officer
Mark P. Fisher	36	General Counsel
Robert K. West	46	Chief Financial Officer
   Executive officers are appointed by and serve at the discretion of our board of directors. A brief biography of each director and executive officer follows.
   Thomas W. Weisel has served as our Chairman and Chief Executive Officer since October 1998 and has been a director of Thomas Weisel Partners Group, Inc. since October 2005. Prior to founding Thomas Weisel Partners, Mr. Weisel was Chairman and Chief Executive Officer of Montgomery Securities, an investment banking and financial services firm, from 1978 until September 1998. Mr. Weisel also founded and served as President of Montgomery Sports, now known as Tailwind Sports. Mr. Weisel received a bachelor of arts degree from Stanford University and an M.B.A. from Harvard Business School.
   B. Kipling Hagopian has been a director of Thomas Weisel Partners Group, Inc. since January 2006. Mr. Hagopian was a founder of Brentwood Associates, a venture capital investment company, and was a general partner of all of the funds started by Brentwood Associates from inception in 1972 until 1989. He was a General Partner of Brentwood Associates until 1996. He has been a Special Limited Partner of each of the five Brentwood funds started since 1989, and is a Special Advisory Partner to Redpoint Ventures I which is a successor to Brentwood Associates’ information technology funds. Mr. Hagopian is also Chairman and President of Segue Productions, a feature film production company, and a Managing Director of Apple Oaks Partners LLC, a private investment company which manages his own capital and the capital of one other individual. Mr. Hagopian serves on the board of directors of Maxim Integrated Products, a semiconductor company. Mr. Hagopian holds a bachelor of arts degree and an M.B.A., both from the University of California, Los Angeles.
   Timothy A. Koogle has been a director of Thomas Weisel Partners Group, Inc. since January 2006. In 1978, Mr. Koogle founded Phase 2, Inc., which was sold to Motorola, Inc. in 1981. Mr. Koogle served in a number of executive management positions with Motorola, Inc. between 1981 and 1990. He was President of Intermec Corporation and Corporate Vice President of its parent company, Western Atlas/Litton, a multinational technology company from 1990 to 1995. Mr. Koogle was the founding Chief Executive Officer of Yahoo! Inc. from July 1995 to May 2001 and Chairman of the Board of Directors of Yahoo! Inc. from 1999 to 2001. Mr. Koogle served as Vice Chairman and Director of Yahoo! Inc. from May 2001 to August 2003. He is currently a private venture investor engaged in the formation and growth of early stage technology companies. He is also founder and Chief Executive Officer of Serendipity Land Holdings, LLC, a private land development company and the Managing Director of The Koogle Foundation, a private philanthropic organization focused on the education of underprivileged youth. Mr. Koogle holds a bachelor of science degree from the University of Virginia and M.S. and D. Engr. degrees in mechanical engineering from Stanford University.
   Michael G. McCaffery has been a director of Thomas Weisel Partners Group, Inc. since January 2006. Mr. McCaffery has been President and Chief Executive Officer of Stanford Management Company, a division of Stanford University that manages the university’s financial and real estate assets, since September 2000. Mr. McCaffery has announced plans to resign from his position with the Stanford Management Company upon the appointment of his successor. Prior to that, Mr. McCaffery spent twelve years at Robertson Stephens & Company Group, L.L.C., an investment banking firm. Mr. McCaffery served as President and Chief Executive Officer from January 1993 to December 1999, and served as Chairman from January 2000 to December 2000. Mr. McCaffery is a director of KB Home and a trustee of RS Investment. Mr. McCaffery received a bachelor of arts degree from Princeton University and an M.B.A. from Stanford Business School. He also holds a B.A. Honours and an M.A. as a Rhodes Scholar from Merton College at Oxford University.
   Timothy J. Heekin has served as our Co-Director of Trading since June 2005, and previously served as our Director of Trading beginning in January 1999. Prior to joining Thomas Weisel Partners, Mr. Heekin worked at Salomon Brothers, an investment banking and financial services firm, beginning in 1987 and served as Managing Director beginning in 1994 and Head of Global Equity Trading from 1996 until 1999. Mr. Heekin previously worked at Prudential Bache and Kidder Peabody. Mr. Heekin received a bachelor of arts degree from Hobart College.
   Blake J. Jorgensen has served as our Chief Operating Officer and Co-Director of Investment Banking since January 2002. From October 1998 until January 2002, Mr. Jorgensen was a Partner and Director of Private Placements at Thomas Weisel Partners. Prior to joining Thomas Weisel Partners, Mr. Jorgensen served as Managing Director and Principal in the Corporate Finance Department at Montgomery Securities from December 1996 until September 1998. Previously, Mr. Jorgensen was a management consultant at MAC Group/ Gemini Consulting and Marakon Associates. Mr. Jorgensen received a bachelor of arts degree from Stanford University and an M.B.A. from Harvard Business School.
   Robert W. Kitts has served as our Co-Director of Investment Banking and Co-Director of East Coast Operations since February 2004, and previously served as a Partner and Co-Director of Mergers & Acquisitions at Thomas Weisel Partners beginning in September 2000. Prior to joining Thomas Weisel Partners, Mr. Kitts spent sixteen years at Morgan Stanley Dean Witter and Gleacher & Co., most recently as Head of the Mergers & Acquisitions Department’s Business Development Group and Co-Head of the Financial Sponsors Group at Morgan Stanley. Mr. Kitts received a bachelor of business administration degree from Pace University and an M.B.A. from Harvard Business School.
   Mark Manson has served as our Director of Research and Co-Director of East Coast Operations since April 2001. Prior to joining Thomas Weisel Partners, Mr. Manson worked within Equity Research at Donaldson, Lufkin & Jenrette Securities Corporation from 1982 to 2000, for 15 years as a Research Analyst and for three years in Research Management, ultimately in the position of Global Head of Equity Research. Mr. Manson also served as Deputy Global Head of Equity Research at Credit Suisse First Boston, an investment banking and financial service firm, from November 2000 until April 2001. Mr. Manson received a bachelor of arts degree from the University of Toronto, an M.F.A. degree from the University of Alberta and an M.B.A. from Yale University.
   Paul C. Slivon has served as our Director of Institutional Sales since May 2001. Prior to joining Thomas Weisel Partners as a Partner in Institutional Sales in January 1999, Mr. Slivon served as

Managing Director of Institutional Sales at Robertson Stephens & Company Group, L.L.C., an investment banking and financial services firm, from January 1993 until January 1999. Previously, Mr. Slivon was Senior Vice President of Kemper Securities. Mr. Slivon received a bachelor of arts degree from Amherst College and an M.B.A. from the University of California, Los Angeles.
   David A. Baylor has served as our Chief Administrative Officer since January 2004 and as our General Counsel from October 1998 until March 2004. Prior to joining Thomas Weisel Partners, Mr. Baylor served as Managing Director of Legal and Regulatory Affairs at Montgomery Securities. Previously, Mr. Baylor practiced corporate and securities law at Howard, Rice, Nemerovski, Canady, Falk & Rabkin and was a law clerk to the Chief Judge of the United States Court of Appeals for the Tenth Circuit. Mr. Baylor received a bachelor of science degree from Arizona State University and a J.D. from the University of California, Berkeley.
   Mark P. Fisher has served as our General Counsel since May 2005. Prior to joining Thomas Weisel Partners, Mr. Fisher practiced corporate and securities law at Sullivan & Cromwell LLP from January 1998 until May 2005. Mr. Fisher received a bachelor of arts degree from Stanford University, a J.D. from Harvard Law School and a Ph.D. from the University of Chicago.
   Robert K. West has served as our Chief Financial Officer since March 2001. Prior to joining Thomas Weisel Partners, Mr. West served as Managing Director and Global Controller at Barclays Global Investors, an investment firm, from November 1997 until March 2001. Previously Mr. West worked at Salomon Brothers, an investment banking and financial services firm, beginning in February 1989, including serving as Vice President and Global Equity Business Line Controller of the firm from June 1996 to October 1997. Mr. West received a bachelor of science degree from Miami University and is a certified public accountant.
   There are no family relationships among any of our directors and executive officers. There are no contractual obligations regarding election of our directors, except that, as noted below under “— Employment Agreements — CEO Employment Agreement”, we will agree with Mr. Weisel in his employment agreement to take all reasonable action to cause him to be appointed or elected to our board of directors during his employment with us.
The Executive Committee
   Since our inception in 1998, the Executive Committee has been our senior operating committee. The Executive Committee, which is chaired by Mr. Weisel, is responsible for the strategy and management of our business. In addition to Mr. Weisel, the current members of the Executive Committee are Timothy J. Heekin, Blake J. Jorgensen, Robert W. Kitts, Mark Manson and Paul C. Slivon.
Board Composition
   Prior to our conversion to corporate form, we did not have a board of directors and our business was managed under the direction of the Executive Committee. Upon the completion of this offering, our board will consist of four members: Messrs. Weisel, Hagopian, Koogle and McCaffery. Upon the completion of this offering, the majority of the members on our board will meet the independence requirements of the applicable rules of the Nasdaq Stock Market. Following this offering, we may appoint additional directors who we expect will meet the independence standards established by the applicable rules of the SEC and the Nasdaq Stock Market.
   Our charter provides for annual election of our directors. At each annual meeting of stockholders, our directors will be elected for a one-year term and until their respective successors have been elected and qualified. It is anticipated that our board of directors will meet at least quarterly.

Director Compensation
   Our policy is not to pay additional compensation for service on our board to directors who are also our employees. Each of our directors who are not our employees will receive an initial grant of 10,614 restricted stock units upon completion of our initial public offering and we anticipate that each of these directors will also receive an annual retainer of approximately $75,000, 50% of which is payable in cash and 50% of which will be payable in equity awards, for service on our board of directors. All or a portion of the equity awards may be subject to vesting requirements. We also anticipate that the chairperson of the Audit Committee will receive additional annual compensation of approximately $25,000, which will be payable in either cash or equity awards at his or her election.
Board Committees
   Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominations Committee, and may from time to time establish other committees to facilitate the management of our business.

Audit Committee
   The Audit Committee is comprised of three independent directors, who currently are Messrs. McCaffery, Hagopian and Koogle, in compliance with the applicable rules of the SEC and the Nasdaq Stock Market. Mr. McCaffery is the Chairman of the Audit Committee. Our board of directors has determined that Mr. McCaffery is an audit committee financial expert within the meaning of the rules of the SEC. The Audit Committee reviews and reports to the board of directors on the internal accounting and financial controls for us and on the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee is also responsible for the engagement and oversight of independent auditors, the scope of the audit to be undertaken by such auditors and the pre-approval of any audit and permitted non-audit services provided by such auditors.

Compensation Committee
   The Compensation Committee is comprised of three independent directors, who currently are Messrs. Koogle, Hagopian and McCaffery, in compliance with the applicable rules of the Nasdaq Stock Market. Mr. Koogle is the Chairman of the Compensation Committee. The Compensation Committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees, including the determination in its discretion of the amount of annual bonuses, if any, for our partners and other professionals, and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under our employee equity incentive plans and advises and consults with our officers as may be requested regarding managerial personnel policies.

Corporate Governance and Nominations Committee
   The Corporate Governance and Nominations Committee is comprised of three independent directors, who currently are Messrs. Hagopian, Koogle and McCaffery, in compliance with the applicable rules of the Nasdaq Stock Market. Mr. Hagopian is the Chairman of the Corporate Governance and Nominations Committee. The Corporate Governance and Nominations Committee identifies and recommends nominees to our board of directors and oversee compliance with our corporate governance guidelines.
Compensation Committee Interlocks and Insider Participation
   None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. The Compensation Committee reviews and approves the compensation and benefits for our executive officers, administers our employee benefit plans and makes recommendations to our board of directors regarding such matters.
   Prior to this offering, we have had no compensation committee and the compensation of our executive officers has been determined by our Executive Committee.
Executive Compensation
   The following table sets forth information regarding the compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, during our fiscal years ended December 31, 2004 and 2005, as well as interest paid to these individuals on partner’s capital and the participation of these individuals in the operating proceeds of Thomas Weisel Partners Group LLC during each year.
2004 AND 2005 COMPENSATION INFORMATION

				Interest Paid on
				Partner’s Capital
				and Participation
				in Operating
				Proceeds of
				Thomas Weisel
			All Other	Partners Group
Name and Principal Position	Salary	Bonus(a)	Compensation(b)	LLC(c)

Thomas W. Weisel
2004: Chairman of the Executive Committee and Chief Executive Officer	$200,000	—	$290,296	$3,210,145
2005: Director, Chairman and Chief Executive Officer	$200,000	—	$407,339	$355,367
Timothy J. Heekin
2004: Director of Trading	$200,000	$200,000	$16,416	$725,019
2005: Co-Director of Trading	$200,000	$275,000	$18,292	$80,083
Blake J. Jorgensen
2004: Chief Operating Officer and Co-Director of Investment Banking	$200,000	$200,000	$12,161	$720,872
2005: Chief Operating Officer and Co-Director of Investment Banking	$200,000	$275,000	$18,292	$80,083
Robert W. Kitts
2004: Co-Director of Investment Banking and Co-Director of East Coast Operations	$300,000	$200,000	$11,575	$362,508
2005: Co-Director of Investment Banking and Co-Director of East Coast Operations	$400,000	$570,000	$591,297	$47,883
Paul C. Slivon
2004: Director of Institutional Sales	$200,000	$125,000	$16,001	$722,644
2005: Director of Institutional Sales	$200,000	$275,000	$20,577	$80,083

(a)	A portion of the 2004 bonus was paid in January 2005. A portion of the 2005 bonus was paid in January 2006.

(b)	For 2004, includes term life insurance premium, medical, dental and vision plan premiums and long-term/short-term disability insurance premiums of: Mr. Weisel—$60, $13,260 and $1,580; Mr. Heekin—$60, $13,260 and $3,096; Mr. Jorgensen—$60, $9,465 and $2,635; Mr. Kitts—$60, $9,100 and $2,416; and Mr. Slivon—$60, $13,260 and $2,680. All other compensation for Mr. Weisel in 2004 also includes our incremental costs of $275,395 attributable to personal office services provided by us to Mr. Weisel during that year. See “Certain Relationships and Related Transactions — Relationships with Our Directors and Executive Officers” for additional information.

For 2005, includes term life insurance premium, medical, dental and vision plan premiums and long-term/short-term disability insurance premiums of: Mr. Weisel—$60, $16,745 and $880; Mr. Heekin—$60, $17,353 and $880; Mr. Jorgensen—$60, $17,353 and $880; Mr. Kitts—$60, $10,087 and $926; and Mr. Slivon—$60, $19,638 and $880. All other compensation for Mr. Weisel in 2005 also includes our incremental costs of $389,655 attributable to personal office services provided by us to Mr. Weisel during that year. All other compensation for Mr. Kitts in 2005 also includes a loan forgiveness in the amount of $580,225.

(c)	For 2004, represents interest paid to each named executive officer on partner’s capital and direct or indirect share of the operating proceeds of Thomas Weisel Partners Group LLC allocable to each named executive officer: Mr. Weisel—$242,737 and $2,967,408; Mr. Heekin—$56,307 and $668,712; Mr. Jorgensen—$52,160 and $668,712; Mr. Kitts—$28,153 and $334,355; and Mr. Slivon—$53,932 and $668,712.

For 2005, represents interest paid to each named executive officer on partner’s capital: Mr. Weisel—$355,367; Mr. Heekin—$80,083; Mr. Jorgensen—$80,083; Mr. Kitts—$47,883; and Mr. Slivon—$80,083.

   During 2004 and 2005, we made available tax preparation services to substantially all of our partners, including the named executive officers. In each case, the incremental cost to us was less than $50,000. Aggregate compensation paid to our other key employees who are not executive officers may exceed that paid to the named executive officers.
Key Employee Insurance Policies
   We have purchased life insurance policies with respect to Mr. Weisel, our founder, Chairman and Chief Executive Officer, in order to protect us from economic losses that could result from his death. The aggregate amount of the policies is $50 million.
Employment Agreements
     CEO Employment Agreement
   We are entering into an employment agreement with Mr. Weisel, the terms of which are subject to approval by our Compensation Committee. The following are descriptions of the material terms of the employment agreement with Mr. Weisel. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the form of the employment agreement with Mr. Weisel. See “Where You Can Find More Information”.
   Under the agreement, Mr. Weisel will serve as our Chief Executive Officer for an initial term of two to four years subject to approval by our Compensation Committee and, following the initial term, his term of employment will be automatically extended for successive one to two year periods, subject to early termination pursuant to the agreement and unless otherwise agreed in writing by Mr. Weisel and us 90 days prior to the end of such periods. During Mr. Weisel’s employment period, we will take all reasonable action to cause him to be appointed or elected to our board of directors, and to serve as Chairman of our board of directors, subject to applicable laws, rules and regulations and our corporate governance policies and practices.
   Mr. Weisel will be paid an annual base salary of $200,000, payable in semi-monthly installments. The amount of his annual salary is subject to annual review by us but cannot be decreased. In addition, Mr. Weisel may receive a guaranteed bonus of up to $1,000,000 subject to approval by our Compensation Committee and may be awarded an additional annual bonus under our bonus plan for senior executives. Mr. Weisel is also entitled to participate in our group health, dental and life insurance plans, 401(k) savings plan and equity incentive plan, and entitled to vacation benefits, reimbursement of reasonable business expenses, and use of office space, facilities and other support and services on a basis that is at least as favorable as that provided to him on the date of the agreement, subject to periodic review and modification by the Compensation Committee in its sole discretion.
   Under the agreement, either we or Mr. Weisel may terminate his employment with us at any time for any reason, or for no reason, subject to 90 days’ advance written notice in most cases.
   If Mr. Weisel’s employment is terminated by us without “Cause” (as defined in the agreement) or by Mr. Weisel for “Good Reason” (as defined in the agreement), Mr. Weisel will be entitled to receive: (1) his remaining base salary from the date of termination through the end of the then-existing employment period as well as his accrued compensation and benefits; (2) a bonus payment at least equal to the average of his bonus amounts for the three fiscal years ending before the termination notice is given; (3) full vesting of all outstanding stock options, restricted stock units and other equity-based awards, with stock options remaining exercisable for a period of 12 months after the end of his employment (or, if earlier, until they would have expired but for his termination); and (4) continued participation in our employee benefit and welfare plans for 24 months following the date of termination. If Mr. Weisel’s employment is terminated by us for “Cause” or by Mr. Weisel without “Good Reason” or if his employment terminates as a result of his death or disability, Mr. Weisel will be entitled to receive his accrued compensation and benefits.
   In addition, Mr. Weisel will grant us a license to use his name and certain other names in connection with our current and future business and affairs. He will also be subject to the noncompetition, nonsolicitation, liquidated damages, transfer of client relationships and confidentiality provisions contained in the partners’ equity agreement described below.
     Partner Employment Agreements
   In addition to the employment agreement with Mr. Weisel described above, we are entering into an employment agreement with each of our other partners (including each of our other named executive officers). The following are descriptions of the material terms of each partner employment agreement. The terms of each partner employment agreement are identical. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the form of the partner employment agreement. See “Where You Can Find More Information”.
   Each partner employment agreement provides as follows:
   Base Salary. Upon the closing of this offering, each partner will be paid an annual base salary of $200,000, payable in semi-monthly installments. The amount of each partner’s annual salary is subject to annual review by us. In addition, a partner may be awarded an annual bonus in an amount determined in the sole discretion of the Compensation Committee.
   Benefits. Each partner will be entitled to participate in our group health, dental and life insurance plans, 401(k) savings plan and equity incentive plan.
   Termination of Employment. Each partner employment agreement may generally be terminated by either that partner or us on 90 days’ prior written notice, subject to the continuing survival of the noncompetition, nonsolicitation, liquidated damages, transfer of client relationships and confidentiality provisions contained in the partners’ equity agreement described below, to the extent applicable.
Partners’ Equity Agreement
   Persons and Shares Covered. We are entering into a partners’ equity agreement with all of our partners (including each of our named executive officers). The shares covered by the partners’ equity agreement include all shares of our common stock owned by a partner as of the completion of this offering (including through indirect ownership and ownership through affiliated entities) and shares received by that partner (directly or indirectly) in exchange for or in respect of his or her shares of our common stock by reason of stock dividends, stock splits, reverse stock splits, spin-offs, split-ups, recapitalizations, combinations or exchanges of shares, but does not include any restricted stock units awarded to that partner under the equity incentive plan described below. The shares of our common stock covered by the partners’ equity agreement are referred to as covered shares.
   When a partner ceases to be our employee for any reason other than death or disability, the partner will continue to be bound by all the provisions of the partners’ equity agreement until the partner holds (directly or indirectly) all covered shares free from the transfer restrictions described below and thereafter he or she will no longer be bound, in general, by the provisions other than the continuing provisions of the partners’ equity agreement.
   Transfer Restrictions. Each partner will agree, among other things, to:

•	except as described below, not transfer, and to maintain sole beneficial ownership of, his or her covered shares for a period of five years after the completion of this public offering; provided, however, that each partner who, in the reasonable judgment of our underwritten offering committee described below, continues to be actively engaged in our business, may transfer up to one third of his or her covered shares following each of the third and fourth anniversaries of the completion of this offering (including any shares sold in underwritten public offerings during the relevant period);

•	comply with the transfer restrictions relating to the covered shares imposed by the lock-up provisions of the underwriting agreement with respect to this public offering; and

•	comply with other transfer restrictions relating to our shares of common stock when requested to do so by us and comply with our insider trading policies.
Transfers include, among other things, any disposition of the economic risks of ownership of covered shares, including short sales, option transactions and use of derivative financial instruments or other hedging arrangements with respect to our securities.
   Sales Through Underwritten Public Offerings. Our underwritten public offering committee may approve one or more underwritten public offerings to sell covered shares during the five year transfer restrictions period, subject to the restrictions described below. Each partner who, in the reasonable judgment of our underwritten offering committee, continues to be actively engaged in our business or has suffered a termination of employment resulting from a disability, or the heir or estate of any partner who has died, will be entitled to participate in such an underwritten public offering on a pro rata basis with the covered shares of all other partners so participating, or on a lesser basis at his or her request. Our underwritten offering committee will initially consist of Thomas W. Weisel, who will chair the committee, and two additional partners to be named prior to this offering. Approval of an underwritten offering by the committee will require the unanimous approval of the members of the committee. Approval of an underwritten public offering by the committee is subject to the further limitations contained in the partners’ equity agreement, including that in the first year following the completion of this offering, we will effect no more than two underwritten public offerings of our common stock for an aggregate number of shares not to exceed 20% of the covered shares as of the completion of this offering. These underwritten public offerings will be subject to any other registration rights that we have granted or may in the future grant. Covered shares will also be subject to any underwriters’ lock-up then in effect.
   In addition, subject to the approval of the underwritten offering committee, our partners will have the right to participate in underwritten offerings effected by the Company for other purposes, subject to the limitations described above and certain other limitations.
   The underwritten offering committee may approve requests by a partner to transfer covered shares to certain permitted transferees such as family members or family trusts; provided that these transferees will be subject to the same transfer restrictions under the partners’ equity agreement.
   Sales in Compliance With Rule 144 Under the Securities Act. Consistent with the transfer restrictions described above, and other than in compliance with the exceptions described above, partners generally will not be permitted to transfer covered shares during the five year restriction period following the completion of this offering through sales effected in compliance with Rule 144 or otherwise. However, upon a termination of a partner’s employment due to his or her death or disability, such partner or his or her heirs or estate will be permitted to sell covered shares in compliance with Rule 144, regardless of when such termination of employment occurred.
   Compliance with Securities Laws. In addition to the restrictions set forth above, partners will need to comply with applicable securities laws in connection with any transfer of our common stock and may need to deliver an opinion of counsel in connection with any transfer.
   All transfer restrictions applicable to a partner under the partners’ equity agreement terminate upon the death of such partner or upon a change of control involving us.
   Dividends. To the extent dividends are paid on covered shares while the partner remains subject to the transfer restrictions of the partners’ equity agreement, the partner will be entitled to such dividends.
   Voting. Each partner will be entitled to full voting rights with respect to his or her covered shares.
   Confidentiality. Each partner is required to protect and use “confidential information” in accordance with the restrictions placed by us on its use and disclosure.
   Noncompetition. Each partner will agree that during the period ending 12 months after the date the partner ceases to be employed by us, he or she may not:

•	form, or acquire a 5% or greater ownership, voting or profit participation interest in, any competitive enterprise; or

•	associate with any competitive enterprise and in connection with such association engage in, or directly or indirectly manage or supervise personnel engaged in, any activity (i) which is similar or substantially related to any activity in which that partner was engaged, in whole or in part, at our firm, (ii) for which that partner had direct or indirect managerial or supervisory responsibility at our firm or (iii) which calls for the application of the same or similar specialized knowledge or skills as those utilized by that partner in his or her activities at our firm.
   When we refer to a “competitive enterprise”, we are referring to any business enterprise that engages in, or owns a significant interest in any entity that engages in, financial services such as investment banking, public or private finance, financial advisory services, private investing, merchant banking, asset or hedge fund management, securities brokerage, sales, lending, custody, clearance, settlement or trading.
   Nonsolicitation. During the period ending 12 months after the date a partner ceases to be employed by us, that partner may not, directly or indirectly, in any manner:

•	solicit any client with whom that partner worked, or whose identity became known to him or her in connection with his or her employment with our firm, to transact business with a competitive enterprise or reduce or refrain from doing any business with our firm;

•	interfere with or damage any relationship between our firm and any client or prospective client; or

•	solicit any of our employees to apply for, or accept employment with, any competitive enterprise.
   Transfer of Client Relationships. Each partner is required, upon termination of his or her employment, to take all actions and do all things reasonably requested by us during a 90-day cooperation period to maintain for us the business, goodwill and business relationships with our clients with which he or she worked.
   Liquidated Damages. In the case of any breach of the noncompetition or nonsolicitation provisions prior to the fifth anniversary of the date of the completion of this offering, the breaching partner will be liable for liquidated damages. The liquidated damages obligation of each partner is secured by 50% of our common stock owned by that partner (including through indirect ownership and ownership through affiliated entities) at the time of the completion of this offering.
   Compensation. The partners’ equity agreement includes a provision in which each partner acknowledges our intention to maintain total compensation and benefits, including that payable to partners but excluding equity awards to be made in connection with our initial public offering, at between 55% and 58% of net revenues each year beginning in 2006.
   Term and Amendment. The partners’ equity agreement will be in effect for ten years from the date of the completion of this offering or until it is earlier terminated by us. A partner seeking a waiver from the partners’ equity agreement generally requires our consent, and the partners’ equity agreement may be amended only with approval of our board of directors.
Pledge Agreements
   Each of our partners will enter into a pledge agreement with us that will secure the liquidated damages provisions in the partners’ equity agreement by a pledge of 50% of the shares of our common stock owned by him or her (including through indirect ownership and ownership through affiliated entities) at the time of the completion of this offering. These pledges of our common stock will terminate on the earliest to occur of:

•	the death of the relevant partner;

•	the expiration of the 12-month period following the termination of the employment of the relevant partner; or

•	the fifth anniversary of the date of the completion of this offering (unless employment has been terminated earlier).
   The liquidated damages provisions in the partners’ equity agreement are in addition to the forfeiture of any future equity-based awards that may occur as a result of the breach of any noncompetition or nonsolicitation provisions contained in those awards. The liquidated damages and pledge arrangements do not preclude us from seeking any injunctive relief to which we may be entitled for a breach of the noncompetition or nonsolicitation provisions.
The Initial Public Offering Awards
   Effective as of the completion of this offering, substantially all employees will receive a grant of restricted stock units with respect to which up to an aggregate of 1,883,499 shares of common stock will be deliverable.
   The restricted stock units awarded to employees in connection with this offering and in the future will be granted under the equity incentive plan described below and will confer on the recipients only the rights of a general unsecured creditor of us and no rights as a stockholder of us until the common stock underlying such award is delivered. Any expense associated with the initial grant of restricted stock units to our employees under the equity incentive plan in connection with our initial public offering will not be included within the scope of our 55% to 58% compensation policy.
   Subject to the employee’s continued employment on the relevant vesting date, the common stock underlying the restricted stock units awarded in connection with this offering generally will vest in equal installments on the first, second and third anniversaries of the date of the completion of this offering and will be deliverable in equal installments on or about the third, fourth and fifth anniversaries of the date of the completion of this offering, although the common stock may be deliverable earlier in the event of the occurrence of a change in control. While these restricted stock units are outstanding, amounts equal to regular cash dividends that would have been paid on the common stock underlying these units if the common stock had been actually issued will be paid in cash at about the same time that the dividends are paid generally to the stockholders.
   The restricted stock units will provide that, if a change in control occurs, the outstanding restricted stock units shall become fully vested and payable. “Change in control” is defined in the same manner as for the equity incentive plan described below.
The Equity Incentive Plan
   The following is a summary of the material terms of our equity incentive plan. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the equity incentive plan. See “Where You Can Find More Information”.
   Purpose. The purposes of the Equity Incentive Plan are to attract, retain and motivate our key employees, directors, consultants and advisors and to align the interests of key employees, directors, consultants and advisors with stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock.
   Administration. The Equity Incentive Plan will be administered by our Compensation Committee, or any successor committee thereto, or another committee of our board of directors appointed or designated by the board of directors.
   Vesting Schedule. The Compensation Committee shall have the authority to determine the vesting schedule applicable to each Award; provided, however, that any award of Options, Restricted Stock and Restricted Stock Units, other than Performance Awards, granted following this offering shall vest ratably over at least four years.
   Settlement of Awards. The Compensation Committee shall have authority to determine whether, to what extent and under what circumstances awards under the Equity Incentive Plan may be settled, paid or exercised in cash, shares of common stock or other awards under the Equity Incentive Plan or other property, or canceled, forfeited or suspended.
   Deferral of Awards. The Compensation Committee shall determine whether, to what extent, and under what circumstances cash, shares of common stock, other securities, other awards under the Equity Incentive Plan, other property, and other amounts payable with respect to an award under the Equity Incentive Plan shall be deferred either automatically, or at the election of the holder thereof or the Compensation Committee.
   Shares Available. Subject to adjustment, the maximum number of shares of common stock that may be delivered pursuant to awards granted under the Equity Incentive Plan is 5,000,000 shares.
   Shares of common stock to be issued under the Equity Incentive Plan may be made available from authorized but unissued common stock of the Company, common stock held by the Company in its treasury, or common stock of the Company purchased by the Company on the open market or otherwise. During the term of the Equity Incentive Plan, we will at all times reserve and keep available the number of shares of our common stock that shall be sufficient to satisfy the requirements of the Equity Incentive Plan.
   If any shares of our common stock covered by an award (other than a Substitute Award as defined below), or to which such an award relates, terminate, lapse or are forfeited or cancelled, or such an award is otherwise settled without the delivery of the full number of shares of our common stock underlying the award, then the shares of our common stock covered by such award, or to which such award relates, to the extent of any such forfeiture, termination, lapse, cancellation, etc., shall again be, or shall become available for issuance under the Equity Incentive Plan. Shares of our common stock underlying Substitute Awards shall not reduce the number of shares of our common stock available for delivery under the Equity Incentive Plan. A “Substitute Award” under the Equity Incentive Plan is any award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by us or with which we combine.
   Adjustments. The Compensation Committee has the authority to adjust the terms of any outstanding awards and the number of shares of common stock issuable under the Equity Incentive Plan for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of the common stock, or any other event that the Compensation Committee determines affects our capitalization.
   Eligibility. All of our full-time and part-time employees (including an officer or director who is also an employee) and those of our affiliates and any of our consultants or advisors selected by the Compensation Committee are eligible to participate in the Equity Incentive Plan. Other than for awards of Incentive Stock Options (as described below), any individual or individuals to whom an offer of employment has been extended, a member of our board of directors or a member of the board of directors of any of our subsidiaries may also receive awards under the Equity Incentive Plan at the discretion of the Compensation Committee. Holders of equity-based awards issued by a company acquired by us or with which we combine are eligible to receive Substitute Awards under the Equity Incentive Plan.
   Grant of Awards. The Compensation Committee may grant the following five types of awards under the Equity Incentive Plan: (i) Restricted Stock Units, (ii) Options, (iii) Restricted Stock, (iv) Other Stock-Based Awards and (v) Performance Awards (each an “Award”).
   An Award of an Option shall be exercisable at a price determined by the Compensation Committee on the date of the Award grant, which price shall be no less than the fair market value of the shares underlying the Option on such date.
   An Award of Restricted Stock Units consists of contractual rights denominated in shares of our common stock and represents a right to receive the value of a share of our common stock (or a percentage of such value, which percentage may be higher than 100%). Restricted Stock Units underlying such Awards are subject to restrictions and such other terms and conditions as the Compensation Committee may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation Committee may deem appropriate.
   Performance Awards. The Equity Incentive Plan also permits the Compensation Committee to grant Performance Awards. Performance Awards shall become earned and payable if pre-established targets relating to one or more of the following performance measures are achieved during a performance period or periods, as determined by the Compensation Committee: (i) earnings per share, (ii) return on average common equity, (iii) pre-tax income, (iv) pre-tax operating income, (v) net revenues, (vi) net income, (vii) profits before taxes, (viii) book value per share, (ix) stock price, (x) earnings available to common stockholders, (xi) ratio of compensation and benefits to net revenues and (xii) execution and origination of specified assignments. Such targets may relate to the Company as a whole, or to one or more units thereof, and may be measured over such periods, as the Compensation Committee shall determine.
   Termination of Employment. Except as otherwise determined by the Compensation Committee or provided by the Compensation Committee in an applicable agreement under the Equity Incentive Plan, in case of termination of employment or cessation of services:

(a) for reason of death, Disability (as defined in the Equity Incentive Plan) or Retirement (as defined in the Equity Incentive Plan), any unvested Award then held by such participant shall be immediately accelerated and become fully vested, exercisable and payable and any such Award that is an Option shall automatically expire on the earlier of (i) the date the Option would have expired had the participant continued in such employment and (ii) one year after the date such participant’s service ceases;

(b) by the Company for cause (as determined by the Compensation Committee in its sole discretion), the Compensation Committee will have the discretion to accelerate and fully vest any Award held by such participant, otherwise (i) any Award then held by such participant whose restrictions have not lapsed, which is not exercisable or which is not payable will automatically be forfeited in full and canceled by the Company upon such termination of employment and (ii) any Option then held by such participant to the extent exercisable shall automatically be forfeited in full and canceled by the Company on the date such participant’s service ceases;

(c) by the Company without cause (as determined by the Compensation Committee in its sole discretion) within two years following a Change in Control or six months prior to a Change in Control if the Compensation Committee reasonably determines in its sole discretion that such termination was at the behest of the acquiring entity, any unvested Award then held by such participant shall be immediately accelerated and become fully vested, exercisable and payable and any such Award that is an Option shall automatically expire on the earlier of (i) the date the Option would have expired had the participant continued in such employment and (ii) one year after the date such participant’s services ceases or, in the event the Compensation Committee determines the termination was without cause at the behest of the acquiring entity, one year after the date of such determination;

(d) for any reason other than those described in (a), (b) and (c), the Compensation Committee will have the discretion to accelerate and fully vest any Award held by such participant, otherwise:

(i) any Award (other than Performance Awards and Options) then held by such participant whose restrictions have not lapsed, which is not exercisable or which is not payable will automatically be forfeited in full and canceled by the Company on the date such participant’s service ceases;

(ii) any Option then held by such participant to the extent exercisable shall automatically expire on the earlier of (A) the date the Option would have expired had the employee continued in such service and (B) 180 days (or 90 days in the case of Options that are intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code) after the date that such participant’s service ceases; and

(iii) any Performance Award then held by such participant which is not then payable will be paid in accordance with its terms at the time the Performance Award would have been payable if the termination of employment had not occurred, and the payment shall be prorated based on the number of days in the performance period that occurred prior to the termination of employment; and

(e) Unless the Compensation Committee determines otherwise at any time in its sole discretion, in the event the Company sells or spins off a portion of its assets or one of its affiliates and a participant is determined to have a termination of employment as a result of such sale or spin-off, then the participant shall be permitted to exercise his or her Options that are vested and outstanding on the effective date of such termination until the earlier of one (1) year after such termination of employment or the expiration of the Award.
   Duration of the Equity Incentive Plan. The Equity Incentive Plan shall be effective as of the effective date of its adoption by our board of directors. No Award shall be granted under the Equity Incentive Plan after the tenth anniversary of its adoption. However, unless otherwise expressly provided in the Equity Incentive Plan or in an applicable award agreement, any Award theretofore granted may extend beyond such date, and the authority of the Compensation Committee to administer the Equity Incentive Plan and to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of our board of directors to amend the Equity Incentive Plan, shall extend beyond such date.
   Amendment, Modification and Termination of the Equity Incentive Plan. Except as otherwise provided in an award agreement, our board of directors may from time to time suspend, discontinue, revise or amend the Equity Incentive Plan and the Compensation Committee may, subject to certain restrictions, amend the terms of any award in any respect.
   Change in Control. Our Compensation Committee may in its sole discretion determine to issue Awards under the Equity Incentive Plan that may, upon occurrence of a Change in Control, become fully vested and exercisable or payable, as applicable.
   “Change in Control” means:

•	the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving Thomas Weisel Partners Group, Inc. or the sale or other disposition of all or substantially all of the assets of Thomas Weisel Partners Group, Inc. to an entity that is not an affiliate of Thomas Weisel Partners Group, Inc. that, in each case, requires stockholder approval under the laws of Thomas Weisel Partners Group, Inc.’s jurisdiction of organization, unless immediately following such transaction:

—	more than 50% of the total voting power of the surviving entity or the entity that directly or indirectly has beneficial ownership of 95% of the voting securities eligible to elect directors of the surviving entity (the “Parent Entity”), if applicable, is represented by securities of Thomas Weisel Partners Group, Inc. that were outstanding immediately prior to the transaction and such voting power among the holders thereof is in substantially the same proportion as the voting power of such securities among the holders thereof immediately prior to such transaction;

—	no person (other than any employee benefit plan (or any related trust) sponsored or maintained by the surviving entity or the Parent Entity), is or becomes the beneficial owner, directly or indirectly, of securities of the Parent Entity (or, if there is no Parent Entity, the surviving entity) representing 20% of the total voting power of the securities then outstanding generally eligible to vote for the election of directors of the Parent Entity (or, if there is no Parent Entity, the surviving entity). However, a “Change in Control” shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the total voting power of securities then outstanding generally eligible to vote for the election of directors of the Parent Entity (or, if there is no Parent Entity, the surviving entity) as a result of the acquisition of securities by the Company which reduces the number of such securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional securities then outstanding generally eligible to vote for the election of directors of the Parent Entity (or, if there is no Parent Entity, the surviving entity) that increases the percentage of such securities beneficially owned by such person, a “Change in Control” shall then be deemed to occur; and

—	at least a majority of the members of the board of directors (including directors whose election or nomination was approved by at least two-thirds of the incumbent directors of Thomas Weisel Partners Group, Inc.) of the Parent Entity (or, if there is no Parent Entity, the surviving entity) were members of the board of directors of Thomas Weisel Partners Group, Inc. at the time of such board of directors’ approval of the execution of the initial agreement providing for the transaction; provided, however, that no individual initially elected or nominated as a director of the Board as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be included in the calculation of incumbency.

•	any event that results in the directors on the Board as of the effective date of the Equity Incentive Plan (including directors whose election or nomination was approved by at least two-thirds of the incumbent directors on the Board) failing to constitute at least a majority of the Board; provided, however, that no individual initially elected or nominated as a director on the Board as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be included in the calculation of incumbency; or

•	the approval by the stockholders of the Company of a plan of complete liquidation or dissolution of the Company.

   Dividend Equivalent Rights. The Compensation Committee may in its discretion include in the award agreement a dividend equivalent right entitling the participant to receive amounts equal to the dividends that would be paid, during the time such Award is outstanding, on the shares of our common stock covered by such Award as if such shares were then outstanding.
   Transferability. Except as the Compensation Committee may otherwise determine from time to time, no Award and no right under any such Award, shall be assignable, alienable, saleable or transferable by a participant otherwise than by will or by the laws of descent and distribution.
Summary of Tax Aspects of the Equity Incentive Plan
   The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to awards under the Equity Incentive Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.
   Non-Qualified Stock Options. An optionee will not recognize any taxable income upon the grant of an NQSO and we will not be entitled to a tax deduction with respect to the grant of an NQSO. Upon exercise of an NQSO, the excess of the fair market value of the Stock on the exercise date over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. We will generally be entitled to a tax deduction at such time in the amount of such compensation income. The optionee’s tax basis for the shares of common stock of the Company received pursuant to the exercise of an NQSO will equal the sum of the compensation income recognized and the exercise price.
   In the event of a sale of our common stock received upon the exercise of an NQSO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term capital gain or loss if the holding period for such common stock is more than one year.
   Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an ISO and we will not be entitled to a tax deduction with respect to such grant or exercise. Exercise of an ISO may, however, give rise to taxable compensation income subject to applicable withholding taxes, and a tax deduction to us, if the ISO is not exercised on a timely basis (generally, while the optionee is employed by us or within 90 days after termination of employment) or if the optionee subsequently engages in a “disqualifying disposition,” as described below.
   A sale or exchange by an optionee of shares acquired upon the exercise of an ISO more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the ISO will result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the ISO or within one year from the date of transfer of the ISO shares to the optionee, such sale or exchange will generally constitute a “disqualifying disposition” of such shares that will have the following results: any excess of (i) the lesser of (a) the fair market value of the shares at the time of exercise of the ISO and (b) the amount realized on such disqualifying disposition of the shares over (ii) the option exercise price of such shares, will be ordinary income to the optionee, subject to applicable withholding taxes, and we will be entitled to a tax deduction in the amount of such income. Any further gain or loss after the date of exercise generally will qualify as capital gain or loss and will not result in any deduction by us.
   Restricted Stock. A grantee will not recognize any income upon the receipt of restricted stock unless the holder elects under Section 83(b) of the Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the holder will not be allowed a deduction for amounts subsequently required to be returned to us. If the election is not made, the holder will generally recognize ordinary income, on the date that the restrictions to which the restricted stock is subject are removed, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time the holder recognizes ordinary income, we generally will be entitled to a deduction in the same amount.
   Generally, upon a sale or other disposition of restricted stock with respect to which the holder has recognized ordinary income (i.e., a Section 83(b) election was previously made or the restrictions were previously removed), the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the holder’s basis in such shares. Such gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year.
   Restricted Stock Units and Performance Awards. The grant of an Award of Restricted Stock Units or a Performance Award will not result in income for the grantee or in a tax deduction for us. Upon the settlement of such an Award, the grantee will recognize ordinary income equal to the aggregate fair market value of the payment received, and we generally will be entitled to a tax deduction in the same amount.
Bonus Plan
   To align employee and stockholder interests, we will adopt a bonus plan for purposes of determining annual bonuses for our senior executives. Our Compensation Committee has full direct responsibility and authority for determining our Chief Executive Officer’s compensation under the plan and will make recommendations with regard to the compensation of our other executive officers under the plan. Subject to overall compensation limits as determined from time to time and, with respect to plan participants, the terms of the plan, our Chief Executive Officer will have responsibility for determining the compensation of all employees except as provided above.
   Participants in the plan will be designated during the first three months of each fiscal year, although participants may be added or removed at any time prior to payment of bonuses for the fiscal year. It is anticipated that all of our named executive officers will participate in the plan for each fiscal year. The actual size of the bonus pool will be determined at the end of each fiscal year, taking into account our results of operations, stockholder return and/or other measures of our financial performance or of the financial performance of one or more of our subsidiaries or divisions. The bonus pool will be allocated among the participants in the plan with respect to each fiscal year. This allocation may be made at any time prior to payment of bonuses for such year, and may take into account any factors deemed appropriate, including, without limitation, assessments of individual, subsidiary or division performance and input of management.
   Amounts payable under the bonus plan will be satisfied in cash or through equity awards granted under the Equity Incentive Plan.

PRINCIPAL AND SELLING STOCKHOLDERS
   The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of our common stock:

•	immediately prior to the completion of this offering, but after giving effect to the reorganization transactions that are described under “Certain Relationships and Related Transactions — Reorganization Transactions”; and

•	as adjusted to reflect the sale of the shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full by:

—	each of the directors and named executive officers individually;

—	all directors and executive officers as a group;

—	each person who is known to us to be the beneficial owner of more than 5% of our common stock; and

—	each of our selling stockholders.
   In accordance with the rules of the SEC, “beneficial ownership” includes voting or investment power with respect to securities. The percentage of beneficial ownership for the following table is based on 17,347,270 shares of common stock that will be outstanding immediately prior to the consummation of this offering, but after giving effect to the reorganization transactions that are described under “Certain Relationships and Related Transactions — Reorganization Transactions”, and 21,130,940 shares of common stock outstanding after the completion of this offering. The information in this table does not reflect the 1,883,499 shares of our common stock underlying restricted stock units that we intend to grant to our employees effective as of the completion of this offering. Unless otherwise indicated, the address for each person listed below is: c/o Thomas Weisel Partners Group, Inc., One Montgomery Street, San Francisco, California 94104. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.
   Our selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 with respect to the shares of our common stock sold by them in this offering.

				Shares Beneficially		Shares Beneficially
	Shares Beneficially			Owned After This		Owned After This
	Owned Before This		Shares Offered in	Offering Without		Offering with
	Offering		This Offering	Exercise of Option		Exercise of Option

Name of Beneficial Owner	Number	Percent		Number	Percent	Number	Percent

Directors and Named Executive Officers:
Thomas W. Weisel(a)	2,653,905	15.3%	—	2,653,905	12.6%	2,653,905	12.6%
Timothy J. Heekin	589,026	3.4%	—	589,026	2.8%	589,026	2.8%
Blake J. Jorgensen	541,499	3.1%	—	541,499	2.6%	541,499	2.6%
Mark Manson	517,735	3.0%	—	517,735	2.5%	517,735	2.5%
Paul C. Slivon	541,499	3.1%	—	541,499	2.6%	541,499	2.6%
B. Kipling Hagopian	10,414	*	—	10,414	*	10,414	*
Timothy A. Koogle	—	—	—	—	—	—	—
Michael G. McCaffery	—	—	—	—	—	—	—
All Directors and Executive Officers as a group (12 persons)	5,605,905	32.3%	—	5,605,905	26.5%	5,605,905	26.5%
Significant Stockholders:
California Public Employees’ Retirement System(b)	1,923,077	11.1%	1,153,847	769,230	3.6%	19,230	*
Nomura America Investment, Inc.(c)	1,319,838	7.4%	—	1,319,838	6.1%	1,319,838	6.1%
Other Selling Stockholders:
Thomas F. Marsico(d)	62,483	*	62,483	—	—	—	—

*	Less than 1% of the outstanding shares of common stock.

(a)	Mr. Weisel’s beneficial ownership includes 1,769,270 shares of common stock owned by him directly and 884,635 shares of common stock owned by Ross Investments Inc., an entity wholly owned by him.

(b)	The address of California Public Employees’ Retirement System is Investment Office, 400 P Street, Suite 3492, Sacramento, California 95814. The CalPERS Board of Administration is responsible for the management and control of CalPERS, including the exclusive control of the administration and investment of the retirement fund. The Investment Committee of the Board of Administration reviews investment transactions, the investment performance of both internal and external managers, and establishes investment policy and strategy. The voting and investment control over our shares of common stock owned by CalPERS rests with the Investment Committee. The Investment Committee is currently comprised of: Charles Valdes (Chair), George Diehr (Vice Chair), Ron Alvarado, Philip Angelides, Marjorie Berte, Robert F. Carlson, Rob Feckner, Priya Mathur, Michael Navarro, Tony Oliveira, Mike Quevedo, Jr., Kurato Shimada and Steve Westly. The CalPERS Board of Administration and Investment Committee have delegated certain authority to the executive officers and staff of CalPERS. Certain decisions regarding the voting and investment in our shares of common stock owned by CalPERS have been delegated to the following officers: Fred Buenrostro, Chief Executive Officer; Mark Anson, Chief Investment Officer; Anne Stausboll, Interim Chief Investment Officer; and Leon Shahinian, Senior Investment Officer. Mr. Anson has resigned from his position at CalPERS effective January 12, 2006.

(c)	Includes up to 473,684 shares of common stock that may be acquired by Nomura America Investment, Inc. pursuant to the warrant issued to it in connection with our reorganization, which is exercisable immediately following the completion of this offering. The address of Nomura America Investment, Inc. is 2 World Financial Center, Building B, New York, New York 10281. Mr. Shunichi Ito and Mr. David Findlay are the directors of Nomura America Investment, Inc. and in such capacity have voting and investment control over any securities held by Nomura.

(d)	The address of Mr. Marsico is c/o Marsico Capital Management, LLC, 1200 17th Street, Suite 1600, Denver, Colorado 80202.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
   The following are descriptions of the material provisions of the agreements and other documents discussed below. You should, however, refer to the exhibits that are a part of the registration statement for a copy of each agreement and document. See “Where You Can Find More Information”.
Reorganization Transactions
   Prior to this offering, we have conducted our business through a limited liability company, Thomas Weisel Partners Group LLC. Our partners all have been members in Thomas Weisel Partners Group LLC. In connection with the completion of this offering, we will complete a number of transactions to have Thomas Weisel Partners Group, Inc. succeed to the business of Thomas Weisel Partners Group LLC and to have our members become stockholders of Thomas Weisel Partners Group, Inc.
   Pursuant to our plan of reorganization, the principal reorganization and reorganization transactions are summarized below:

•	Immediately prior to the completion of this offering, a newly formed wholly-owned subsidiary of Thomas Weisel Partners Group, Inc., a Delaware corporation created in contemplation of this offering and a wholly-owned subsidiary of Thomas Weisel Partners Group LLC, will merge into Thomas Weisel Partners Group LLC. In connection with the merger, the members of Thomas Weisel Partners Group LLC will collectively receive shares of common stock of Thomas Weisel Partners Group, Inc. in exchange for their membership interests in Thomas Weisel Partners Group LLC. As a result of the merger, Thomas Weisel Partners Group LLC will become a wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. and will be disregarded for tax purposes.

Promptly following the completion of the merger described above, Thomas Weisel Partners Group LLC will merge into Thomas Weisel Partners Group, Inc., with the latter surviving the merger. As a result of this second merger, Thomas Weisel Partners Group, Inc. will succeed to all of the assets and liabilities held by Thomas Weisel Partners Group LLC at the time of the second merger.

•	Our current partners will collectively hold 12,365,254 shares of our common stock immediately prior to the completion of this offering, representing approximately 71.3% of the total shares of common stock outstanding immediately prior to the completion of this offering.

•	CalPERS will hold 1,923,077 shares of our common stock, representing 11.1% of the total shares of common stock outstanding immediately prior to the completion of this offering and will receive notes. Nomura will hold 1,319,838 shares of our common stock (including 473,684 shares issuable on exercise of the warrant), representing 7.4% of the total shares of common stock outstanding immediately prior to the completion of this offering (including shares issuable on exercise of the warrant) and will receive a note. See “— Relationships with CalPERS and Nomura” below.

•	Our other strategic investors, principally private equity and venture capital investors, will collectively hold 1,303,821 shares of our common stock, representing approximately 7.5% of the total shares of common stock outstanding immediately prior to the completion of this offering.

•	Certain of our former partners will collectively hold 908,963 shares of our common stock, representing approximately 5.2% of the total shares of common stock outstanding immediately prior to the completion of this offering. Shares of common stock held by these former partners will be subject to transfer restrictions similar to those applicable to shares of common stock held by our current partners.

   Consummation of the transactions contemplated in the plan of reorganization is a condition to the closing of this offering. In addition, we have agreed to indemnify our members, directors,

officers and their representatives with respect to any action, existing or occurring at or prior to the closing of the merger, which may be brought against them and which arises out of or pertains to our plan of reorganization and merger agreement, the limited liability company agreement of Thomas Weisel Partners Group LLC or our reorganization transactions, subject to limitations imposed by Delaware law and our certificate of incorporation and by-laws.
Director and Officer Indemnification
   We will enter into agreements that provide indemnification to our directors, officers and other persons requested or authorized by our board of directors to take actions on behalf of us for all losses, damages, costs and expenses incurred by the indemnified person arising out of such person’s service in such capacity, subject to the limitations imposed by Delaware law. This agreement is in addition to our indemnification obligations under our by-laws as described under “Description of Capital Stock — Limitation of Liability and Indemnification Matters”.
Tax Indemnification Agreement and Related Matters
   An entity that has historically operated in corporate form generally is liable for any adjustments to the corporation’s taxes for periods prior to its initial public offering. In contrast, our members, rather than us, generally will be liable for adjustments to taxes (including U.S. federal and state income taxes) attributable to the operations of Thomas Weisel Partners Group LLC and its affiliates prior to this offering. In connection with this offering, we will enter into a tax indemnification agreement to indemnify the members of Thomas Weisel Partners Group LLC against certain increases in taxes that relate to activities of Thomas Weisel Partners Group LLC and its affiliates prior to this offering. We do not intend to agree to indemnify any member for any tax matters identified by us which would require the recording of a loss contingency upon the completion of this offering.
   The tax indemnification agreement will include provisions that permit us to control any tax proceeding or contest which might result in being required to make a payment under the tax indemnification agreement.
Relationships with CalPERS and Nomura
   On January 18, 2000, CalPERS entered into a subscription agreement with us, pursuant to which CalPERS purchased Class D redeemable convertible shares in Thomas Weisel Partners Group LLC for an aggregate amount of $100 million and agreed to commit up to $500 million for a period of six years to private equity funds formed by us that meet certain criteria. Under our plan of reorganization, CalPERS will exchange all of its Class D redeemable convertible shares in Thomas Weisel Partners Group LLC for (i) 1,923,077 shares of our common stock immediately prior to the completion of this offering, representing approximately 11.1% of the total shares of our common stock outstanding immediately prior to this offering, (ii) an unsecured, redeemable senior note in the principal amount of $10 million that bears interest at a floating rate equal to the mid-term applicable federal rate in effect from time to time and matures in five years and (iii) an unsecured, redeemable senior note in the principal amount of $10 million that bears no interest and provides for payments as and when certain distributions from Thomas Weisel Capital Partners, L.P. are made, with minimum amortization amounts, until $10 million aggregate amounts are paid under this note. In addition, CalPERS has agreed to extend its agreement to make commitments to qualifying private equity funds sponsored by us in an amount of up to $100 million. This commitment expires on October 13, 2007. In connection with the transactions contemplated by this offering, including our reorganization from a limited liability company to corporate form, we have agreed to reimburse CalPERS for legal fees incurred by it in an amount up to $100,000. Through September 30, 2005, CalPERS had made capital commitments totaling $505 million in private equity funds sponsored by us. In 2004 and in the first nine months of 2005, CalPERS contributed capital to the funds in respect of its commitments to private equity funds in the amount of $57.3 million and $32.7 million and received distributions of $77.4 million and $38.8 million, respectively. We also provide distribution management services and portfolio monitoring services to CalPERS or entities affiliated with CalPERS, for which we received approximately $2.5 million in 2004 and $1.3 million from CalPERS in the first nine months of 2005, which represented all of our distribution management revenue for those periods. From time to time in the ordinary course of business we have engaged in other transactions with or performed other services for CalPERS, and may do so in the future. In addition, Mark Anson, Chief Investment Officer of CalPERS, is a member of our Board of Advisors. Mr. Anson has resigned from his position at CalPERS effective January 12, 2006, and will no longer be a member of our Board of Advisors representing CalPERS. Under our limited liability company agreement, CalPERS has the right to appoint a member to our Board of Advisors.
   On October 31, 2001, Nomura, as assignee of Nomura Holdings, Inc., and Nomura Holding America Inc., entered into a subscription agreement with us, pursuant to which Nomura purchased Class D-1 redeemable convertible shares in Thomas Weisel Partners Group LLC for an aggregate amount of $75 million. Under our plan of reorganization and merger agreement, Nomura agreed to exchange all of its Class D-1 redeemable convertible shares in Thomas Weisel Partners Group LLC for (i) 846,154 shares of our common stock immediately prior to the completion of this offering, representing approximately 4.9% of the total shares of common stock outstanding immediately prior to the completion of this offering, (ii) an unsecured, redeemable senior note in the principal amount of $13 million that bears interest at a floating rate equal to the mid-term applicable federal rate in effect from time to time and matures in five years and (iii) a warrant to subscribe, at any time from the completion of this offering to the tenth anniversary of the closing date of this offering, for 473,684 shares of our common stock at an exercise price per share equal to the initial public offering price per share of our common stock. At the time when our market capitalization following this offering equals or exceeds $1 billion (without taking into consideration shares of our common stock issued in or following this offering), the warrant will be automatically exercised on a net exercise basis and Nomura will receive that number of shares of our common stock with a fair market value on such exercise date of $18 million.
   Pursuant to an alliance agreement entered into as of November 14, 2001 between us and certain Nomura affiliates, we and these Nomura affiliates have agreed to collaborate in providing advisory services in cross-border M&A transactions between the U.S. and Asia in the technology sector, including mutual referral of clients on a non-exclusive basis. Advisory fees resulting from such referrals are shared between us and these Nomura affiliates, either equally or as specified in any joint engagement agreement for a particular transaction. The alliance agreement had an initial term of two years and is automatically renewable for additional one-year terms thereafter. Either party may terminate the agreement upon at least six months’ prior written notice. The agreement may also be terminated if we enter into certain transactions with a competitor of Nomura or if any of the Nomura affiliates enters into certain transactions with one of our competitors. Our revenues resulting from our alliance agreement with Nomura were approximately $0.8 million in 2004 and $0.4 million in the first nine months of 2005. In addition, through September 30, 2005, in part pursuant to its prior commitment under its subscription agreement with us, Nomura or entities affiliated with Nomura had a total capital commitment of approximately $22.5 million in private equity funds sponsored by or affiliated with us. From time to time in the ordinary course of business we have engaged in other transactions with or performed other services for Nomura or entities affiliated with Nomura, and may do so in the future.
   We are also entering into a registration rights agreement with CalPERS, Nomura and certain of our other strategic investors, pursuant to which CalPERS, Nomura and these other strategic investors will have registration rights following the completion of this offering with respect to the shares of our common stock received by each of them in connection with our reorganization, including shares of our common stock issuable upon exercise or deemed exercise of the warrant issued in connection with our reorganization. See “Description of Capital Stock — Registration Rights” below for more information.

Relationships with Our Directors and Executive Officers
   We have established private equity funds in order to permit our employees to participate in our private equity, venture capital and other similar activities. Many of our employees, their spouses or entities owned or controlled by the employees have invested in these funds. Our affiliates generally bear overhead and administrative expenses for, and may provide certain other services free of charge to, the funds. In addition, certain of our directors and executive officers from time to time invest their personal funds directly in other funds managed by our subsidiaries or affiliates on the same terms and with the same conditions as the other investors in these funds, who are not our directors, executive officers or employees.
   We have historically provided personal office services to Mr. Weisel, our Chairman and Chief Executive Officer, which primarily related to the management of investment portfolios, brokerage accounts and other financial matters for Mr. Weisel, his family members and other persons associated with them, the supervision of Mr. Weisel’s household staff and the supervision of personal and business travel arrangements for Mr. Weisel. We have borne all costs of these services, including the cost of maintaining the office and related staff who worked for Mr. Weisel in the office. Our incremental costs attributable to personal office services provided to Mr. Weisel were approximately $389,655 in 2005.
   In addition, Mr. Weisel and certain of our other employees from time to time use an airplane owned by Ross Investments Inc., an entity wholly owned by Mr. Weisel, for business travel. In those instances, we reimburse Ross Investments Inc. for the travel expenses in an amount comparable to the expenses we would have incurred for business travel on commercial airlines for similar trips. In 2005, we paid $148,015 to Ross Investments Inc. on account of such expenses.
   Mr. Weisel’s son Brett Weisel and Mr. Weisel’s son-in-law Jason Pedersen are each a partner of our firm, earning aggregate compensation of approximately $395,021 and $388,934, respectively, in 2005.
   We have historically extended credit, or arranged for credit from third parties for the benefit of, certain of our partners. In particular, we made loans in the aggregate amount of $521,250 to Mr. Kitts, our Co-Director of Investment Banking and Co-Director of East Coast Operations, and of $380,000 to Mr. Baylor, our Chief Administrative Officer. The loan to Mr. Kitts was full-recourse and bore interest at the prime rate. The loan to Mr. Baylor was non-recourse and bore interest at the prime rate. Mr. Baylor’s loan was repaid by him in 2004. We forgave the outstanding balance of the loan to Mr. Kitts in the amount of $580,225 in 2005. Neither Mr. Kitts nor Mr. Baylor nor any other director or executive officer has any outstanding loan owing us.

DESCRIPTION OF CAPITAL STOCK
General Matters
   The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and by-laws are summaries thereof. Copies of our certificate of incorporation and by-laws have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. See “Where You Can Find More Information”.
   Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
   Immediately following the closing of this offering, there will be 21,130,940 shares of common stock outstanding.
   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy”. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. Immediately prior to the completion of this offering, but after giving effect to the reorganization transactions that are described under “Certain Relationships and Related Transactions — Reorganization Transactions”, there will be approximately 119 holders of our common stock.
Preferred Stock
   The board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock.
Warrant
   Immediately following the closing of this offering, we will have an outstanding warrant to purchase 473,684 shares of our common stock at an exercise price equal to our initial public offering price. At the time when our market capitalization following this offering equals or exceeds $1 billion (without taking into consideration the shares of our common stock issued in or following the offering), the warrant will be automatically exercised on a “net issue exercise” basis for a number of shares of our common stock with a fair market value on such exercise date of $18 million. The warrant will expire on the tenth anniversary of the closing date of this offering.

Registration Rights
   The holders of up to 17,347,270 shares of our common stock and the holders of 473,684 shares of our common stock issuable upon exercise or deemed exercise of the warrant described above are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our partners’ equity agreement as well as our registration rights agreement with CalPERS, Nomura and certain of our other strategic investors and former partners and are described below. The registration rights under these agreements will generally expire at any time when all shares subject to an agreement are disposed of pursuant to effective registration statements or become eligible for sale under Rule 144(k) under the Securities Act, whichever is earlier. See “Management — Partners’ Equity Agreement” for additional information regarding our partners’ equity agreement.
     Demand Registration Rights
   Under our registration rights agreement, at any time following six months after the closing of this offering, CalPERS and Nomura have the right to require that we register their common stock, provided that such registration relates to (i) at least 20%, in the aggregate, of the total shares of common stock then registrable under the agreement or (ii) shares of common stock with an aggregate market value of at least $15 million. We are only obligated to effect no more than two registrations in response to these demand registration rights under the agreement. In addition, we are generally not obligated to effect a demand registration within 90 days after the effectiveness of a registration statement filed by us or on behalf of any other holder of demand registration rights. We may postpone the filing of a registration statement for up to 90 days if our board of directors determines that it is not in our best interest to disclose any material non-public information or a significant business opportunity or if, prior to receiving a demand registration request, we have determined to proceed with a public offering. The underwriters of any underwritten offering have the right to limit, due to marketing reasons, the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We will pay expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.
     Piggyback Registration Rights
   If we register any securities for public sale, the stockholders with piggyback registration rights under our partners’ equity agreement or our registration rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. We will pay expenses incurred in connection with these piggyback registration rights, except for underwriters’ discounts and commissions, transfer taxes or any other expenses incurred by the stockholders.
     Registration on Form S-3
   In addition, the stockholders with registration rights under our registration rights agreement have the right to require us to effect registrations on Form S-3 or equivalent short-form of registration statement. Any such stockholder may exercise this short-form registration right following the time we first qualify for the use of this form of registration with the SEC, provided that shares of common stock proposed to be registered on such form have an aggregate market value of at least $5 million. We will pay expenses, except for underwriters’ discounts and commissions, incurred in connection with these registration rights.
Section 203 of the Delaware General Corporation Law
   Following completion of this offering, we will be subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination”

transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
   A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Certain Anti-Takeover Matters
   Our charter and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:
     Advance Notice Requirements
   Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of such stockholder proposals must be timely and given in writing to our Secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.
     No Written Consent of Stockholders
   Our charter requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, and does not permit our stockholders to act by written consent without a meeting.
     Preferred Stock
   Our charter provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group. In this regard, the charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of us.
Limitation of Liability and Indemnification Matters
   Our certificate of incorporation provides that a director of ours will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our certificate of incorporation also provides for indemnification, to the fullest extent permitted by law, by us of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director or officer, or at our request, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our certificate of incorporation also provides that, to the extent authorized from time to time by our board of directors, we may provide indemnification to any one or more employees and other agents of ours to the extent and effect determined by the board of directors to be appropriate and authorized by the Delaware General Corporation Law. Our certificate of incorporation also permits us to purchase and maintain insurance for the foregoing and we expect to maintain such insurance.
Listing
   Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “TWPG”.
Transfer Agent and Registrar
   The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK
   The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.
   A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.
   This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.
Dividends
   Dividends paid by the company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.
   The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).
Gain on Disposition of Common Stock
   A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•	we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

   We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.
Information Reporting Requirements and Backup Withholding
   Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.
Federal Estate Tax
   An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE
   Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This could adversely affect the prevailing market price and our ability to raise equity capital in the future. Upon completion of this offering, there will be 21,130,940 shares of common stock outstanding. In addition, up to 1,883,499 shares of common stock underlying the restricted stock units may be issued. Of the shares of common stock outstanding, 5,000,000 shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. Of the remaining shares of common stock outstanding:

•	12,365,254 shares will be held by our partners, which generally will not be transferable until five years after the date of the completion of this offering, unless we effect an underwritten public offering to sell these shares as described in “Management — Partners’ Equity Agreements”; provided, however, that each partner who continues to be actively engaged in our business may transfer one third of his or her covered shares on each of the third and fourth anniversaries of the completion of this offering (including any shares sold in underwritten public offerings during the relevant period). Furthermore, upon a termination of a partner’s employment due to his or her death or disability, such partner or his or her heirs or estate will be permitted to sell covered shares in compliance with Rule 144, regardless of when such termination of employment occurred. All shares held by our partners will also be subject to the underwriters’ lock-up described in “Underwriting”;

•	908,963 shares will be held by certain of our former partners, which generally will not be transferable until five years after the date of the completion of this offering, unless we effect an underwritten public offering to sell these shares pursuant to our registration rights agreement as described in “Description of Capital Stock — Registration Rights”; and

•	1,883,499 shares of common stock underlying the restricted stock units generally will be deliverable in equal installments on or about the third, fourth and fifth anniversaries of the date of the completion of this offering, although the common stock may be deliverable earlier in the event of the occurrence of a change in control, as described in “Management — The Initial Public Offering Awards”.

   The shares of common stock received by the persons who were members of Thomas Weisel Partners Group LLC (other than shares sold by the selling stockholders in this offering), including 769,230 shares (or 19,230 shares if the underwriters’ option to purchase additional shares is exercised in full) of common stock held by CalPERS and 846,154 shares of common stock held by Nomura following this offering, will constitute “restricted securities” for purposes of the Securities Act of 1933. As a result, absent registration under the Securities Act of 1933 or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock will not be freely transferable to the public.
   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately 211,309 shares immediately after this offering); or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the SEC of a notice on the SEC’s Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about Thomas Weisel Partners Group, Inc.
   Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of Thomas Weisel Partners Group, Inc. and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

UNDERWRITING
   We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Thomas Weisel Partners LLC and Keefe, Bruyette & Woods, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

Thomas Weisel Partners LLC
Keefe, Bruyette & Woods, Inc.
Fox-Pitt, Kelton Incorporated

Total	5,000,000

   The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
   The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase an additional 750,000 shares.
Paid by Us

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
   Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
   We, our officers and directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to the shares of common stock underlying any of the restricted stock units or accounts in the deferred equity plan, in each case received by our non-partner employees. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
   The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the l80-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
   Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated between us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
   Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “TWPG”.
   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.
   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   Each of the underwriters has represented and agreed that:
   (a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;
   (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and
   (c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
   In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:
   (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
   (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
   (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
   For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
   The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
   This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
   Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer or (3) by operation of law.
   The shares have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
   Because the shares are being offered by Thomas Weisel Partners Group, Inc., whose wholly-owned subsidiary Thomas Weisel Partners LLC is an NASD member and an underwriter in the offering, the underwriters may be deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter”, as defined by the NASD. Keefe, Bruyette & Woods, Inc. is expected to serve in that capacity and to perform due diligence investigations and review and participate in the preparation of the registration statement of which this prospectus forms a part. Keefe, Bruyette & Woods, Inc. expects to receive $10,000 from us as compensation for such role.
   The underwriters will not execute sales in discretionary accounts without the prior written specific approval of the customers.
   We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4,400,000.
   We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   Certain of the underwriters and their respective affiliates may in the future perform various financial advisory, investment banking or other services for us or our affiliates, for which they will receive customary fees and expenses. We or our affiliates may also in the future perform various financial advisory, investment banking or other services for certain of the underwriters in this offering or their respective affiliates, for which we will receive customary fees and expenses.
VALIDITY OF COMMON STOCK
   The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, Palo Alto, California, and for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Each of these firms has in the past represented, and continues to represent, us on a regular basis and in a variety of matters other than this offering. Certain members of Wilson Sonsini Goodrich & Rosati, P.C., have invested an aggregate of $1,000,000 in investment funds that we have established. In addition, an investment fund associated with Wilson Sonsini Goodrich & Rosati, P.C., has invested $250,000 in an investment fund that we have established. Larry W. Sonsini, Chairman of Wilson Sonsini Goodrich & Rosati, P.C., is a member of our Board of Advisors.
EXPERTS
   The consolidated financial statements as of December 31, 2003, December 31, 2004 and September 30, 2005, and for each of the three years in the period ended December 31, 2004 and the nine-month period ended September 30, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatement discussed in Note 18) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
   We have filed with the SEC, in Washington, DC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Thomas Weisel Partners Group, Inc. and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.
   As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet website at http://www.tweisel.com. The information on our website shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

   Initial Public Offering — Thomas Weisel Partners Group LLC (together with its subsidiaries, the Firm) is planning an initial public offering. If an initial public offering by the Firm does occur, the Firm will complete a number of reorganization transactions pursuant to a plan of reorganization and merger agreement, which would convert the capital structure of the Firm from a limited liability company to corporate form. The reorganization transactions would be consummated immediately prior to the closing of the initial public offering.
   The historical consolidated financial statements reflect the historical results of operations and financial position of the Firm as a limited liability company. Accordingly, the historical financial statements do not reflect what the results of operations and financial position of the Firm would have been had it been a corporation for the periods presented. Specifically, the historical results of operations do not give effect to the following:

•	Payment for a portion of the services rendered by the Firm’s partners, which, as a result of the Firm operating as a limited liability company, historically has been made and accounted for as distributions from members’ capital, rather than as compensation and benefits expense. The amount received by partners in the form of distributions was determined based upon the available profits of the Firm for the relevant periods and the decisions by the Executive Committee of the Firm to approve such distributions. The historical distributions are shown in the Consolidated Statement of Changes in Members’ Equity under “Distributions: Class B shares”. As a result, the Firm’s operating income historically has not necessarily reflected as compensation and benefits expense all payments to its partners. After this offering, the Firm will include all payments for services rendered by its partners in compensation and benefits expense.

•	U.S. corporate income taxes, since the Firm has operated as a limited liability company that was treated as a partnership for U.S. income tax purposes. As a result, the Firm’s historical income has not been subject to U.S. federal or state income taxes.
   In connection with the Firm’s reorganization, the members of Thomas Weisel Partners Group LLC will collectively receive shares of common stock of Thomas Weisel Partners Group, Inc. and, in some cases, may also receive additional consideration in the form of notes, in exchange for their membership interests in Thomas Weisel Partners Group LLC. Pursuant to the arrangements relating to the Firm’s reorganization, the redemption rights associated with the Firm’s certain Class C redeemable preference shares, Class D redeemable convertible shares and Class D-1 redeemable convertible shares have been suspended pending the completion of its initial public offering. Following the completion of the initial public offering of the Firm, the holders of these shares will no longer have any rights associated with these shares under the limited liability company agreement of Thomas Weisel Partners Group LLC (including redemption rights and rights to preferred dividends), other than their rights as a stockholder of Thomas Weisel Partners Group, Inc. The notes that certain of these holders may receive in connection with the reorganization will result in approximately $33 million of additional debt for the Firm.
   Thomas Weisel Partners Group, Inc. is a corporation created on September 28, 2005 in contemplation of the Firm’s initial public offering. As Thomas Weisel Partners Group, Inc. has no operating assets or activities prior to the completion of the offering, no financial statements of this entity have been presented.

Report of Independent Registered Public Accounting Firm
To the Executive Committee
Thomas Weisel Partners Group LLC and Subsidiaries
San Francisco, CA
   We have audited the accompanying consolidated statements of financial condition of Thomas Weisel Partners Group LLC and subsidiaries (the “Company”) as of December 31, 2003, December 31, 2004 and September 30, 2005, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for each of the three years in the period ended December 31, 2004 and the nine-month period ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Thomas Weisel Partners Group LLC and subsidiaries as of December 31, 2003, December 31, 2004 and September 30, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 and the nine-month period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
   As discussed in Note 18, the accompanying consolidated financial statements have been restated.
/s/ DELOITTE & TOUCHE LLP
San Francisco, California
January 12, 2006

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	December 31,		September 30,

	2003	2004	2005

	(In thousands)		(As restated)*
ASSETS
Cash and cash equivalents	$74,827	$57,993	$45,834
Restricted cash and cash segregated under federal or other regulations	5,773	8,634	9,781
Securities owned — at market value	86,441	124,855	59,670
Receivable from clearing broker	29,970	10,672	26,712
Corporate finance and syndicate receivables (net of allowance for doubtful accounts of $87 at September 30, 2005, $925 at December 31, 2004 and $925 at December 31, 2003)	17,807	9,889	13,381
Investments in partnerships and other securities	28,162	39,782	43,315
Furniture, equipment, and leasehold improvements — net of accumulated depreciation and amortization	47,287	37,704	31,694
Receivables from related parties (net of allowance for doubtful loans of $3,493 at September 30, 2005, $3,528 at December 31, 2004 and $4,208 at December 31, 2003)	8,064	6,213	5,699
Other assets	14,275	13,432	12,600

TOTAL ASSETS	$312,606	$309,174	$248,686

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE STOCK AND MEMBERS’ DEFICIT

LIABILITIES
Securities sold, but not yet purchased — at market value	$82,968	$78,242	$55,240
Accrued compensation	22,708	35,162	28,511
Accrued expenses and other liabilities	57,807	44,734	41,803
Payable to customers	1,375	3,732	3,403
Capital lease obligations	4,334	2,502	2,115
Notes payable	13,529	13,834	10,332

Total liabilities	182,721	178,206	141,404

COMMITMENTS AND CONTINGENCIES
REDEEMABLE CONVERTIBLE PREFERENCE STOCK:
Class C redeemable preference shares	41,624	46,635	47,370
Class D redeemable convertible shares	100,000	100,000	100,000
Class D-1 redeemable convertible shares	75,000	75,000	75,000

Total redeemable convertible preference stock	216,624	221,635	222,370
MEMBERS’ DEFICIT:
Paid-in capital:
Class A shares	28,287	27,752	25,287
Accumulated deficit	(114,730)	(118,122)	(140,063)
Accumulated other comprehensive loss	(296)	(297)	(312)

Total members’ deficit	(86,739)	(90,667)	(115,088)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE STOCK AND MEMBERS’ DEFICIT	$312,606	$309,174	$248,686

* See Note 18 to the consolidated financial statements.
See accompanying notes to the consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)	(As restated)*
	(In thousands, except per share data)
REVENUES:
Brokerage	$172,008	$139,391	$154,746	$118,792	$104,255
Investment banking	53,670	82,414	84,977	65,088	47,318
Asset management	17,792	41,598	44,009	26,710	25,787
Interest income	5,849	2,116	3,148	2,257	3,439

Total revenues	249,319	265,519	286,880	212,847	180,799
Interest expense	(5,634)	(3,615)	(3,470)	(2,492)	(3,567)

Net revenues	243,685	261,904	283,410	210,355	177,232

EXPENSES EXCLUDING INTEREST:
Compensation and benefits	131,486	127,184	146,078	111,529	117,089
Floor brokerage and trade execution	27,975	30,777	31,105	24,510	20,252
Communications and data processing	31,792	23,593	18,818	13,938	13,203
Depreciation and amortization	20,867	16,789	10,055	9,049	6,958
Marketing and promotion	18,226	11,973	13,776	11,748	9,828
Occupancy and equipment	34,933	24,226	18,551	13,635	11,079
Provision for regulatory investigation	12,500	—	1,750	1,250	—
Other expense	22,447	15,563	18,551	13,640	11,175

Total expenses	300,226	250,105	258,684	199,299	189,584

INCOME (LOSS) BEFORE TAX	(56,541)	11,799	24,726	11,056	(12,352)
Provision for taxes	1,386	1,342	2,044	1,850	1,805
NET INCOME (LOSS)	$(57,927)	$10,457	$22,682	$9,206	$(14,157)

LESS: PREFERRED DIVIDENDS
Class D redeemable convertible shares	(7,000)	(7,000)	(7,000)	(5,250)	(5,250)
Class D-1 redeemable convertible shares	(3,750)	(3,750)	(3,750)	(2,813)	(2,812)
LESS: ACCRETION OF CLASS C REDEEMABLE PREFERENCE STOCK	(3,770)	(4,630)	(5,011)	(3,695)	(3,481)

INCOME (LOSS) ATTRIBUTABLE TO CLASS A, B AND C SHAREHOLDERS	$(72,447)	$(4,923)	$6,921	$(2,552)	$(25,700)

PRO FORMA COMPUTATION RELATED TO CONVERSION TO CORPORATION (UNAUDITED)
Pro forma compensation and benefits			$159,366		$117,089
Pro forma initial public offering awards			8,790		6,593
Pro forma income (loss) before tax			1,301		(19,955)
Pro forma tax expense (benefit)			1,963		(7,988)
Pro forma net loss			(662)		(11,967)
Pro forma net loss per share:
Basic and diluted			$(0.03)		$(0.57)
Pro forma weighted average number of common shares outstanding:
Basic and diluted			21,131		21,131

* See Note 18 to the consolidated financial statements.
See accompanying notes to the consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2005

		Accumulated
	Paid-in	Other
	Capital	Comprehensive	Accumulated
	Class A	Loss	Deficit	Total

	(In thousands)
BALANCE — At December 31, 2001	$28,448	$(596)	$(28,993)	$(1,141)

Net loss	—	—	(57,927)	(57,927)
Other comprehensive income — Foreign currency translation adjustment	—	250	—	250

Total comprehensive income (loss)	—	250	(57,927)	(57,677)
Contributions — Class A shares	4,898	—	—	4,898
Capital withdrawal	(1,580)	—	—	(1,580)
Reallocation of prior over-distribution	(4,296)	—	4,296	—
Distributions:
Class B shares	—	—	(16,095)	(16,095)
Class D redeemable convertible shares	—	—	(7,000)	(7,000)
Class D-1 redeemable convertible shares	—	—	(3,750)	(3,750)
Accretion of Class C redeemable convertible
preference stock	—	—	(3,770)	(3,770)

BALANCE — At December 31, 2002	27,470	(346)	(113,239)	(86,115)

Net income	—	—	10,457	10,457
Other comprehensive income — Foreign currency translation adjustment	—	50	—	50

Total comprehensive income	—	50	10,457	10,507
Contributions — Class A shares	4,205	—	—	4,205
Capital withdrawal	(15)	—	—	(15)
Reallocation of prior over-distribution	(3,373)	—	3,373	—
Reversal of prior over-distribution — Class B shares	—	—	59	59
Distributions:
Class D redeemable convertible shares	—	—	(7,000)	(7,000)
Class D-1 redeemable convertible shares	—	—	(3,750)	(3,750)
Accretion of Class C redeemable convertible preference stock	—	—	(4,630)	(4,630)

BALANCE — At December 31, 2003	28,287	(296)	(114,730)	(86,739)

Net income	—	—	22,682	22,682
Other comprehensive loss — Foreign currency translation adjustment	—	(1)	—	(1)

Total comprehensive loss	—	(1)	22,682	22,681
Contributions — Class A shares	4,770	—	—	4,770
Capital withdrawal	(1,868)	—	—	(1,868)
Reallocation of prior over-distribution	(3,437)	—	3,437	—
Distributions:
Class B shares	—	—	(13,750)	(13,750)
Class D redeemable convertible shares	—	—	(7,000)	(7,000)
Class D-1 redeemable convertible shares	—	—	(3,750)	(3,750)
Accretion of Class C redeemable convertible preference stock	—	—	(5,011)	(5,011)

BALANCE — At December 31, 2004	27,752	(297)	(118,122)	(90,667)

Net loss (as restated)*	—	—	(14,157)	(14,157)
Other comprehensive loss — Foreign currency translation adjustment	—	(15)	—	(15)

Total comprehensive loss (as restated)*	—	(15)	(14,157)	(14,172)
Contributions — Class A shares	1,496	—	—	1,496
Capital withdrawal	(202)	—	—	(202)
Reallocation of prior over-distribution	(3,759)	—	3,759	—
Distributions:
Class D redeemable convertible shares	—	—	(5,250)	(5,250)
Class D-1 redeemable convertible shares	—	—	(2,812)	(2,812)
Accretion of Class C redeemable convertible
preference stock	—	—	(3,481)	(3,481)

BALANCE — At September 30, 2005 (as restated)*	$25,287	$(312)	$(140,063)	$(115,088)

*	See Note 18 to the consolidated financial statements.
See accompanying notes to the consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended			Nine Months Ended
	December 31,			September 30,

	2002*	2003*	2004*	2004*	2005*

				(Unaudited)
	(In thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(57,927)	$10,457	$22,682	$9,206	$(14,157)
Noncash items included in net income (loss):
Depreciation and amortization of fixed assets	20,867	16,789	10,055	9,049	6,958
Provision for regulatory investigation	12,500	—	1,750	1,250	—
Amortization of intangible asset	295	411	323	242	—
Write-off of fixed assets	4,798	3,454	1,282	1,282	—
Provision for doubtful accounts receivable from related parties	676	1,435	72	566	1,003
Provision for doubtful accounts receivable from corporate finance	1,175	(1,225)	—	—	200
Provision for lease loss	7,168	1,440	740	183	(379)
Deferred rent expense	1,273	344	1,600	1,198	536
Unrealized (gains) losses on partnership investments	6,245	(7,739)	(9,457)	(502)	(2,589)
Write-off of intangible asset, net of related liability	—	—	1,074
Other	(3,301)	565	(83)	(98)	33
Net effect of changes in operating assets and liabilities:
Cash segregated under federal or other regulations	—	(1,568)	(2,861)	(1,828)	853
Securities owned and securities sold, but not yet purchased — net	61,124	64,261	(42,969)	(1,626)	40,102
Corporate finance and syndicate receivables	12,466	(9,623)	7,918	13,459	(3,692)
Distributions from investment partnerships	854	1,442	5,840	1,420	1,961
Other assets	298	7,291	1,257	22	1,362
Receivable from/payable to clearing broker — net	(31,064)	(52,560)	19,298	6,894	(16,040)
Accrued expenses and other liabilities	1,971	(3,159)	(7,800)	7,542	(3,646)
Payable to customers	238	1,137	2,357	1,895	(329)
Accrued compensation	(23,314)	(9,037)	12,455	879	(6,651)

Net cash provided by operating activities	16,342	24,115	25,533	51,033	5,525

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of furniture, equipment, and leasehold improvements	(5,934)	(1,638)	(1,485)	(547)	(856)
Sale of furniture, equipment, and leasehold improvements	—	—	100	42	234
Acquisition of intangible asset	(718)	(623)	(520)	(390)	(243)
Restricted cash deposits	(250)	(2,964)	—	—	(2,000)
Partnership investments purchased	(13,965)	(1,933)	(8,568)	(3,914)	(2,125)
Proceeds from sale of investments	—	1,179	—	—	1,525

Net cash used in investing activities	(20,867)	(5,979)	(10,473)	(4,809)	(3,465)

CASH FLOW FROM FINANCING ACTIVITIES:
Repayment of capital lease obligation	(2,104)	(2,830)	(2,200)	(1,964)	(761)
Repayments of notes payable	(12,516)	(21,963)	(5,102)	(4,103)	(3,502)
Proceeds from notes payable	—	12,000	5,500	974	—
Contributions from members	5,736	4,205	4,770	4,770	1,496
Distributions to members	(24,453)	(4,192)	(32,794)	(32,794)	(10,750)
Withdrawals of capital	(1,874)	(1,514)	(2,068)	(1,800)	(702)

Net cash used in financing activities	(35,211)	(14,294)	(31,894)	(34,917)	(14,219)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(39,736)	3,842	(16,834)	11,307	(12,159)
CASH AND CASH EQUIVALENTS — Beginning of period	110,721	70,985	74,827	74,827	57,993

CASH AND CASH EQUIVALENTS — End of period	$70,985	$74,827	$57,993	$86,134	$45,834

SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash paid for interest	$5,627	$3,720	$3,408	$3,138	$4,164

Non-cash investing and financing activities:
Acquired fixed assets under capital lease	$—	$—	$368	$368	$374
Increase (Decrease) in net member withdrawals payable	(544)	—	—	—	—
Increase (Decrease) in member distributions payable	2,392	6,500	(8,294)	3,391	(2,688)

*	As restated, see Note 18 to the consolidated financial statements.
See accompanying notes to the consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)

1.	Organization
   Thomas Weisel Partners Group LLC (together with its subsidiaries, the Firm), a limited liability company, was organized on September 18, 1998 under the laws of the State of Delaware. The Firm, headquartered in San Francisco, California, is an investment bank dedicated to identifying and working strategically with high-quality growth companies in certain focus growth sectors in the U.S. economy.
   The Firm operates and is managed as a single operating segment providing investment services to its clients. The Firm offers a wide range of services including securities brokerage, investment banking and asset management products. The Firm’s business is organized into four principal business lines: (i) investment banking; (ii) brokerage; (iii) equity research and (iv) asset management. Because the Firm operates on an integrated basis to meet the needs of its clients, the Firm does not identify or manage assets or expenses resulting from any service, or class of service, as a separate operating segment.
   The Firm conducts its brokerage and investment banking business primarily through its wholly owned subsidiary, Thomas Weisel Partners LLC (TWP). TWP is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, American Stock Exchange and the National Association of Securities Dealers, Inc. Thomas Weisel Partners International Limited (TWPIL) is a U.K. broker-dealer registered with the Securities and Futures Authority Limited. The Firm also provides asset management services for sophisticated investors through its wholly owned subsidiaries, Thomas Weisel Capital Management LLC (TWCM), Tailwind Capital Partners LLC (TCP), Thomas Weisel Venture Partners LLC (TWVP), Thomas Weisel Healthcare Venture Partners LLC (TWHVP), Thomas Weisel Global Growth Partners LLC (TWGGP) and Thomas Weisel Asset Management LLC (TWAM). TWP, TWCM, TWAM and TWGGP are registered as investment advisers under the Investment Advisers Act of 1940. The Firm also offers insurance products through its wholly owned subsidiary, Thomas Weisel Partners Insurance Services (TWPIS).

2.	Significant Accounting Policies
   Basis of Presentation — The consolidated financial statements include the accounts of Thomas Weisel Partners Group LLC and its wholly owned subsidiaries, TWP, TWCM, TCP, TWVP, TWHVP, TWGGP, TWPIL, TWAM and TWPIS. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All material intercompany balances and transactions have been eliminated.
   The interim financial information for the nine months ended September 30, 2004 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
   Brokerage Revenue — The majority of the Firm’s brokerage revenue is derived from commissions generated from securities brokerage transactions in listed and over-the-counter equities and convertible debt securities. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Brokerage revenue also

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
includes net trading gains and losses as substantially all of the trading operations are conducted in facilitation of customer orders. In addition, brokerage revenue includes fees paid for investment advisory services provided through the Firm’s private client services group to both institutional and high-net-worth individual investors, based on the value of assets under management. These fees are recognized in income as earned. The amount of fee-based revenue from private client services that was included within brokerage revenue was $15.8 million, $10.7 million and $11.9 million for the years ended December 31, 2002, 2003 and 2004 and $8.4 million and $11.6 million for the nine months ended September 30, 2004 and 2005, respectively.
   Investment Banking Revenue — Investment banking revenues include underwriting and private placement agency fees earned through the Firm’s participation in public offerings and private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting revenues are earned in securities offerings in which the Firm acts as an underwriter and include management fees, selling concessions and underwriting fees. Management fees are recorded on the offering date, selling concessions on the trade date, and underwriting fees at the time the underwriting is completed and the related income is reasonably determinable. Syndicate expenses related to securities offerings in which the Firm acts as underwriter or agent are deferred until the related revenue is recognized. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Underwriting revenues are presented net of related expenses. Unreimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses. The total amount of underwriting revenues including private placements that were included within investment banking revenues was $28.3 million, $56.8 million and $56.9 million for the years ended December 31, 2002, 2003 and 2004 and $42.1 million and $28.8 million for the nine months ended September 30, 2004 and 2005, respectively. The total amount of merger and acquisition fees and other advisory service revenues that were included within investment banking revenues was $25.3 million, $25.6 million and $28.1 million for the years ended December 31, 2002, 2003 and 2004 and $22.9 million and $18.6 million for the nine months ended September 30, 2004 and 2005, respectively.
   Asset Management Revenue — Management fees may be earned from either managing investment partnerships sponsored by TWCM, TCP, TWVP, TWHVP, TWGGP and TWAM (the Asset Management Subsidiaries) or through transaction and other services provided to portfolio companies owned by the investment partnerships. Such fees are recorded as services are provided pursuant to contractual agreements. Management fees earned from investment partnerships generally provide that each of the Asset Management Subsidiaries is paid a monthly or quarterly fee based upon either committed capital or assets under management, depending upon the nature of the investment product. Fees earned from portfolio companies are recorded when the underlying transaction is completed under the terms of the agreement.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
   Customer Concentration — There is a concentration in brokerage revenues among the Firm’s ten largest brokerage clients, as follows:

	Years Ended			Nine Months Ended
	December 31			September 30

	2002	2003	2004	2004	2005

				(Unaudited)
Revenues	$33,065	$34,534	$49,653	$38,360	$34,382
% of total net revenues	14%	13%	18%	18%	19%
   Use of Estimates — The preparation of the Firm’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates may relate to the valuation of securities owned and securities sold, but not yet purchased, the allowance for doubtful accounts for receivables, the valuation of investment partnerships and other securities, the provision for lease losses, the valuation of intangible assets and accruals for legal and other contingent liabilities. Actual amounts could differ from those estimates and such differences could be material to the consolidated financial statements.
   Cash and Cash Equivalents — The Firm considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash held by the clearing broker of $46.1 million, $42.5 million and $36.7 million as of December 31, 2003 and 2004 and as of September 30, 2005, respectively.
   Restricted cash and cash segregated under Federal or other regulations — The restricted cash and cash segregated under Federal or other regulations consists of cash, deposits and short term investments. The balance includes restricted cash and restricted deposits as collateral for letters of credit related to lease commitments. In addition, the Company maintained cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

	December 31,

	2003	2004	September 30, 2005

Restricted cash	$2,241	$2,241	$4,241
Restricted deposits	1,964	1,964	1,964
Special reserve account	1,568	4,429	3,576
   Securities Owned and Securities Sold, not yet Purchased — Securities owned and securities sold, but not yet purchased, are recorded on a trade date basis. Realized and unrealized gains and/or losses have been reflected within brokerage revenues in the consolidated statement of operations. Equity securities are carried at market value which is determined using quoted market prices when available. Convertible debt securities and other fixed income securities are carried at market value determined using dealer quotes, recent transactions and comparable fixed income values.
   Furniture, Equipment, and Leasehold Improvements — Fixed assets, including office equipment, hardware and software and leasehold improvements, are stated at cost, net of accumulated depreciation and amortization. Depreciation of furniture, equipment and computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets,

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset, as appropriate.
   The Firm capitalizes certain costs of computer software developed or obtained for internal use and amortizes the amounts over the estimated useful life of the software, generally not exceeding three years.
   Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.
   Leases — Leases are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases. These leases are classified as either capital or operating as appropriate. For capital leases, the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the useful life of the asset.
   Liability for Lease Losses — Included in accrued expenses and other liabilities is a liability for lease losses related to office space that the Firm sub-leased or abandoned due to staff reductions. The liability for lease losses was $8.7 million, $7.5 million and $6.0 million at December 31, 2003 and 2004 and September 30, 2005, respectively, and will expire with the termination of the relevant facility leases through 2010. The Firm estimates its liability for lease losses as the net present value of the differences between lease payments and receipts under sublease agreements (if any).
   Receivable from Clearing Broker — TWP clears customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to such transactions. TWP has indemnified the clearing broker for any losses as a result of customer nonperformance.
   Fair Value of Financial Instruments — Investments in partnerships and other investments are recorded at estimated fair value. The fair value of all other financial assets and liabilities (consisting primarily of corporate finance and syndicate receivables, receivable from clearing broker and notes payable and certain other assets) are considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.
   Corporate Finance and Syndicate Receivables — Corporate finance and syndicate receivables include receivables relating to the Firm’s investment banking or advisory engagements. The Firm records an allowance for doubtful accounts on these receivables on a specific identification basis.
   Partnership Investments — Partnership investments consist of the Firm’s general partnership interest in investment partnerships, which it manages through the Asset Management Subsidiaries. These investments are accounted for on the fair value method based on the Asset Management Subsidiaries’ percentage interest in the underlying partnerships. The net assets of the investment partnerships consist primarily of investments in marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on quoted market prices, or estimated fair value if there is no public market. Such estimates of fair value of the partnerships’ non-marketable investments are ultimately determined by the Asset Management Subsidiaries in their capacities as general partner. Due to the inherent uncertainty of valuation,

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
fair values of these non-marketable investments may differ from the values that would have been used had a ready market existed for these investments, and the differences could be material.
   The Asset Management Subsidiaries earn management fees from the investment partnerships which they manage. Such management fees are generally based on the net assets or committed capital of the underlying partnerships. In addition, the Asset Management Subsidiaries are entitled to allocations of the appreciation and depreciation in the fair value of the underlying partnerships from their general partnership interests in the partnerships. Such allocations are based on the terms of the respective partnership agreements. The Asset Management Subsidiaries have agreed in certain cases to waive management fees, in lieu of making a cash contribution, in satisfaction of the general partner investment commitments to the investment partnerships.
   The Asset Management Subsidiaries are entitled to receive incentive fee allocations from the investment partnerships (i.e., an increased share of a partnership’s appreciation in fair value) when the return on the partnership’s investments exceeds certain threshold returns. These additional allocations are computed in accordance with the underlying partnership agreements and are based on investment performance over the life of each investment partnership, and future investment underperformance may require amounts distributed to the Asset Management Subsidiaries to be returned to the partnership.
   Intangible Assets — The Firm had customer intangible assets that were acquired as part of a business combination in 2002. These intangible assets were being amortized over their estimated useful life on a straight-line basis. The Firm evaluates the useful lives of these intangible assets each reporting period in accordance with the requirements of SFAS No. 142, Goodwill and Other Intangible Assets. As of December 31, 2004 no customer intangible assets remain on the balance sheet.
   Redeemable Convertible Preference Stock — Redeemable convertible preference shares include Class C, D, and D-1 preferred shares. The preferred shares provide a redemption option to their holders and are classified outside of permanent equity. The Firm applied EITF D-98, Classification and Measurement of Redeemable Securities, to account for its redeemable preferred stock. EITF D-98 requires use of the current redemption value at the date of issue as the initial carrying amount of redeemable preferred stock and, if currently redeemable, the security should be adjusted to its redemption amount at each balance sheet date. Accretion of redeemable preferred stock, representing an increase or decrease in the carrying amount of the stock during the period, is charged directly against retained earnings (deficit) and reduces or increases income attributable to Class A and Class C shareholders as disclosed on the face of our consolidated statement of operations. The Firm’s Class C shares are valued at the current redemption value equal to redemption price that results in a 12% internal rate of return on aggregate capital contributions, net of disbursements, at each balance sheet date (see Note 3). The Firm’s Class D and D-1 shares are valued at the redemption price equal to the net aggregate contributions. Preferred dividends for the Class D and D-1 shares are charged directly against retained earnings (deficit) and reduce income attributable to Class A, B and C shareholders.
   Compensation and benefits — Includes salary, bonus (both discretionary awards and guaranteed amounts), severance, as well as all employee benefits. Bonus is accrued over the service period to which it relates. In the case of guaranteed amounts, the service period is defined by the contract, whereas the service period for discretionary awards is defined by the payment dates and the conditions, if any, that must be fulfilled in order to receive the award. Class B Shareholders

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
are employee owners in the Firm. These individuals (the Partners) may also receive periodic distributions of operating proceeds which are reported in the Statement of Changes in Members’ Equity as distributions. The amount of cash distributions received by the Partners was $16.1 million, $0 million, $13.8 million, $13.8 million and $0 million for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005, respectively.
   Provision for Taxes — All income and losses of the Firm are reportable by the individual members of the Firm in accordance with the Internal Revenue Code and, accordingly, the U.S. federal and state income taxes payable by the members, based upon their share of the Firm’s net income, have not been reflected in the accompanying consolidated financial statements. The Firm is liable for local unincorporated business tax on business conducted in New York City, City of San Francisco business tax and income tax on current income realized by its foreign subsidiary.
   Comprehensive Income — Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of members’ equity but are excluded from net income. The Firm’s other comprehensive income is comprised of foreign currency translation adjustments.
   Foreign Currency Translation — Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at average rates of exchange for the period. Gains (losses) on translation of the financial statements are from the Firm’s UK subsidiary, TWPIL, where the functional currency is not the U.S. dollar, was $250, $50, $(1), $5 and $(15) for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005, respectively and is reflected as a component of accumulated other comprehensive loss. Gains and losses on foreign currency transactions, which are not significant, are included in the consolidated statement of operations.
     New Accounting Pronouncements.
   FASB Interpretation (FIN) No. 46-R. In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46-R. FIN No. 46-R replaced FIN No. 46, which was issued in January 2003. FIN 46-R defines variable interests and specifies the circumstances under which the consolidation of a variable interest entity (VIE) will be required. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. For all public enterprises that are not small business issuers, FIN 46-R is applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004, i.e., the fiscal year ended December 31, 2004. The Firm evaluated the requirements under FIN No. 46-R and determined that the Firm does not have any variable interest entities where it is the primary beneficiary.
   Emerging Issues Task Force Issue No. 04-5 (EITF 04-5). In June 2005, the EITF reached a consensus on EITF 04-5, Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
Rights. This consensus applies to entities not within the scope of FIN 46R, in which the investor is the general partner in a limited partnership. The consensus requires the general partner to consolidate the limited partnership unless it overcomes the presumption of control. The general partner may overcome this presumption and not consolidate the limited partnership if the limited partners have: (a) the ability to liquidate the limited partnership or otherwise remove the general partner through substantive “kick-out rights” that can be exercised without having to demonstrate cause; or (b) substantive participating rights in managing the partnership. This consensus became effective on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other general partnerships, the consensus is effective no later than the beginning of the first reporting period beginning after December 15, 2005, i.e., the Firm’s fiscal year ending December 31, 2006. The Firm’s asset management subsidiaries currently manage a number of private equity limited partnerships as general partners. The Firm is currently evaluating the requirements under EITF 04-5 and believes that the adoption will not have a material impact on its results of operations, members’ equity and cash flows. It could, however, increase the Firm’s consolidated assets and liabilities.
   SFAS No. 150. In 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments that are within its scope as liabilities. The Firm reviewed the requirements of SFAS No. 150 and determined that the Firm was not required to reclassify any of its equity instruments to liabilities. The Class D shares are considered conditionally redeemable instruments because they can be converted into Class C-1 shares, which do not carry a redemption date. These shares will become mandatorily redeemable on July 1, 2009, however, which is the last date these shares can be converted into Class C-1 shares. Class D shares have a mandatory redemption date thereafter of December 31, 2009. Class A, C and D-1 shares do not have a mandatory redemption feature.
   SFAS No. 123-R. In December 2004, the FASB issued SFAS No. 123-R, Share-Based Payment, a revision to SFAS No. 123, “Accounting for Stock-Based Compensation,” SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. Generally, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123-R. SFAS No. 123-R must be adopted by the Firm no later than January 1, 2006. The Firm has operated as a limited liability company and has not historically issued stock-based compensation awards. The impact of adopting SFAS No. 123-R cannot be predicted at this time because it will depend on the level of share-based payments granted in the future.

3.	Members’ Equity and Limited Liability Company Agreement
   The Limited Liability Company Agreement (the Agreement), as amended, dated November 14, 2001, sets forth the respective rights and obligations of members of the Firm and provides for

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
terms of its management and conduct of its affairs. The Firm’s Executive Committee is responsible for managing the affairs of the Firm.
   Capital Accounts — A capital account is maintained for each shareholder. The account is increased by capital contributions, allocable share of net profit and any items of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss.
   Reallocation of Prior Over-distributions — Certain Partners received payments in excess of their capital account balances which were recorded in compensation and benefits expense in the consolidated statement of operations. Upon the Partners’ termination, those over-distributions were deducted from their capital accounts and shown as reallocation of prior over-distributions in the consolidated statement of changes in members’ equity.
   Distributions — Except as disclosed below, the Firm is not obligated to make any periodic distributions to shareholders, and the amount and timing of any distributions will be at the sole discretion of the Executive Committee. Shareholders who are also members of management of the firm, Partners, receive distributions of profits which are deducted from their capital accounts and also receive salary and bonus which is recorded in the statement of operations as compensation expense.
   Income (Loss) Attributable to Class A, B and C Shareholders — The Firm’s net income (loss) is shown after deducting the guaranteed return to Class A shareholders included in compensation and benefits expense. The Firm deducts all preferred returns payable from net income, including preferred dividends payable to Class D and D-1 shareholders and accretion of Class C shares to arrive at income (loss) attributable to Class A, B and C shareholders. Class B shares and Class C shares are entitled to share in the net income of the Firm, after payment of all preferred returns. Net loss, after payment of all preferred guaranteed returns, is attributable to Class A shareholders.
   Share Classes — Under the Agreement, the Firm is authorized to issue: 30,000 Class A Shares, 30,000 Class A-1 Shares, 25,000 Class B Shares, 1,882 Class C Redeemable Preference Shares, 100,000 Class D Redeemable Convertible Shares and 75,000 Class D-1 Redeemable Convertible Shares. Subject to certain conversion features and anti-dilution provisions in accordance with the Agreement, the Firm may issue additional shares of certain classes of stock. The amount of shares outstanding, distribution preferences and redemption provisions for each class of stock are summarized below.
   Class A Shares — Class A Shares outstanding were 26,557, 25,875 and 23,475 at December 31, 2003 and 2004 and September 30, 2005, respectively. Through December 31, 1999, the shares were issued at a capital commitment amount of $1.00 per share. Shares issued after December 31, 1999 will be issued at a stated rate on the date of issuance. These shares are issued to Partners and entitle the shareholder to a variable interest guaranteed return on unreturned capital, as defined (but no other interest in operating profits) and a subordinated portion of liquidation proceeds, as defined. The guaranteed return to Class A shareholders is paid at the end of each quarter at the prime rate for the prior quarter. Such return is included in compensation and benefits expense and was $1.4 million, $1.1 million and $1.3 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $0.9 million and $1.2 million for the nine months ended September 30, 2004 and 2005, respectively. The shares may be repurchased at

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
book value at the discretion of the Executive Committee. Amounts paid to Class A shareholders on balances in excess of unreturned capital are reflected in compensation and benefits expense.
   Class A-1 Shares — Class A-1 Shares outstanding were 23,625, 21,600 and 21,600 at December 31, 2003 and 2004 and September 30, 2005, respectively. These shares were issued to founders of the Firm (who also hold Class A and Class B Shares). There is no capital commitment required for these shares as they were issued in consideration of services provided. The shares do not participate in operating proceeds of the Firm, but are entitled to receive, as a group, 15% of subordinated liquidation proceeds, as defined. The majority of the outstanding shares were vested during 2003 upon reaching the five-year anniversary of their issuance.
   Class B Shares — Class B Shares outstanding were 20,694, 21,156 and 20,750 at December 31, 2003 and 2004 and September 30, 2005, respectively. These shares are issued by the Executive Committee to Class A shareholders to provide a portion of operating profits to the Partners. There is no capital contribution required for the issuance of Class B stock. The collective Class B shares are entitled to a 93% portion of the operating profits of the Firm, after preferred returns paid to other share classes. The shares do not participate in any liquidating proceeds and have no guaranteed return. The shares may be redeemed at the discretion of the Executive Committee for the amount of earned but unpaid distributable profits or losses.
   Class C Redeemable Preference Shares (Class C shares) — Class C shares outstanding were 1,790, 1,790 and 1,683 at December 31, 2003 and 2004 and September 30, 2005, respectively. The shares were issued for a capital commitment amount of $18.60 per share in 1999. Class C shares jointly participate in operating profits along with Class B shares, correspondingly they are entitled to a 7% portion of operating profits, after preferred returns paid to other share classes. They are also entitled to a share of the liquidating proceeds, whereby the Class C holders are subordinated to the Class D holders and in a preference position with respect to the Class A and A-1 holders. Class C shareholders have the right to sell all or a portion of their Class C shares back to the Company at any time. The put price is the amount which will result in a 12% internal rate of return to the Class C shareholders, taking into account previous distributions, and must be paid within 12 months of the exercise date. The current redemption amount of Class C shares was approximately $41.6 million, $46.6 million and $47.4 million at December 31, 2003 and 2004 and September 30, 2005, respectively. One Class C shareholder with a capital contribution totaling $0.5 million exercised their right in 2004 and was paid in September 2005. In August 2005, another of the Firm’s Class C shareholders provided notice of exercise of their put option relating to their Class C shares with an original investment amount of $1.5 million.
   Class D Redeemable Convertible Shares (Class D shares) — Class D shares outstanding remained at 100,000 from December 31, 2003 through September 30, 2005. The shares were issued in January 2000 for $1.00 per share. Class D shares are entitled to a 7% annual preferred return that is distributed semi-annually. There were accrued distributions payable of $7.0 million, $3.5 million and $1.8 million at December 31, 2003 and 2004 and September 30, 2005, respectively, relating to the semi-annual payments of the 7% preferred return on Class D shares. The December 31, 2004 amounts were paid in January of 2005. The holder of a Class D share may also cause the Firm to redeem the shares at any point until October 21, 2005, subject to a 12 month notice period, where the redemption amount is equal to the issuance price plus the pro-rata amount of the unpaid preferred return and the redemption can be paid in cash or in three equal annual payments. In June 2005, the redemption rights provided to the Class D

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
shareholders were extended for an indefinite period. Class D shares are entitled to a liquidation preference with respect to all other classes of stock and on an equal basis with Class D-1 shares. Class D shares will mature on December 31, 2009 unless converted into Class C-1 shares prior to July 1, 2009. Class D shares are convertible into Class C-1 shares which have no preferred return but instead share in the operating and liquidating proceeds of the Firm. The Class C-1 shares can be redeemed for a period of time after maturity of Class D shares. No Class C-1 shares were outstanding at any time.
   Class D-1 Redeemable Convertible Shares (Class D-1 shares) — Class D-1 shares outstanding remained at 75,000 from December 31, 2003 through September 30, 2005. The shares were issued in November 2001 for $1.00 per share. Class D-1 shares are entitled to a 5% annual preferred return that is distributed semi-annually. There were accrued distributions payable of $6.3 million, $1.9 million and $0.9 million at December 31, 2003 and 2004 and September 30, 2005, respectively, relating to the semi-annual payments of the 5% preferred return on Class D-1 share. The December 31, 2004 amounts were paid in January of 2005. In connection with the issuance of these shares, the Firm has entered into an alliance with the holder to cooperate with respect to U.S. and Japan cross-border investment banking business. Shares are not redeemable during the first two years of the alliance; the earliest date for redemption is April 2005, where the redemption amounts are equal to the issuance price plus the pro-rata amount of the unpaid preferred return and the redemption can be paid in cash or in three equal annual payments. Redemption is not mandatory and is only permitted if the alliance agreement is terminated. Class D-1 Shares are entitled to liquidation preference with respect to all other classes of stock and on an equal basis with Class D shares. Subsequent to December 31, 2005, Class D-1 shares will be convertible into Class C-2 shares which have no preferred return but instead share in the operating and liquidating proceeds of the Firm. The Class C-2 shares can be redeemed following termination of the alliance agreement. See Note 17 below for additional information.

4.	Securities Owned and Securities Sold, But Not Yet Purchased
   Securities owned and securities sold, but not yet purchased, consist of securities at quoted market prices, as follows:

	Dec. 31, 2003		Dec. 31, 2004		Sept. 30, 2005

		Sold, But		Sold, But		Sold, But
		Not Yet		Not Yet		Not Yet
	Owned	Purchased	Owned	Purchased	Owned	Purchased

Equity securities	$12,141	$33,434	$15,789	$43,459	$17,581	$38,119
Convertible bonds	74,300	23,718	79,115	26,822	42,089	17,121
U.S. Treasury Securities	—	25,816	29,951	7,961	—	—

Total	$86,441	$82,968	$124,855	$78,242	$59,670	$55,240

   At December 31, 2004 and 2003 and September 30, 2005, securities sold, but not yet purchased are collateralized by securities owned that are held at the clearing broker.
   Other fixed income securities include municipal, corporate and U.S. government and agency securities. Securities not readily marketable include investment securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. The estimated fair value of securities not readily marketable included in convertible bonds is

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
$16.0 million, $2.2 million and $3.7 million at December 31, 2003 and 2004 and September 30, 2005, respectively.

5.	Intangible Assets
   In 2002, TWAM completed the acquisition of ValueQuest LLC (ValueQuest). ValueQuest was an active equity value asset manager. TWAM acquired certain of the assets of ValueQuest, including rights to the customer accounts. The purpose of the acquisition was to augment TWAM’s customer base. Under the terms of the purchase, the transaction had a series of contingent payments that were made over a period through September 2005. The amount of the payments and the ultimate purchase price were based upon the assets under management at certain measurement dates as defined in the purchase agreement. The total payments over the full period were $2.4 million. The majority of the purchase price was allocated to a customer account intangible asset that was amortized over an estimated seven-year life.
   During 2004, the Firm made a strategic decision to close the value strategies business that it had acquired in 2002. In connection with this transaction, the company wrote off the remaining unamortized intangible asset of $1.4 million that was recorded at the time of acquisition. This loss is included in other expenses in the statement of operations. Additionally, the Firm reversed its remaining liability payable for the purchase of this business of $0.3 million pursuant to a cancellation agreement with the previous owners of the value strategies business. This amount is recorded in other expense in the statement of operations.

6.	Investments in Partnerships and Other Securities
   Investments in partnerships and other securities consist of investments recorded at estimated fair value, as follows:

	December 31,		September 30,

	2003	2004	2005

			(as restated)*
Private equity investment partnerships	$25,683	$36,659	$37,143
Traded securities investment partnerships	1,254	2,135	3,027
Other securities	1,225	988	3,145

Total	$28,162	$39,782	$43,315

*	See Note 18 to the consolidated financial statements.
   Included in private equity investments are the general partner investments in investment partnerships and the adjustments recorded to reflect these investments at fair value. The Firm waived and continues to waive certain management fees with respect to certain of these partnerships. These waived fees constitute deemed contributions to the investment partnerships that serve to satisfy the Firm’s general partner commitment, as provided in the underlying investment partnerships’ partnership agreements. The Firm has not always been the owner of all of the deemed contributions, as individual partners originally owned the rights to certain deemed contributions. In 2002, the rights to the deemed contributions owned by individual partners were purchased by the Firm for $11.9 million. This constituted an investment asset that is also subject to fair value adjustments. The total revenues or losses for 2002, 2003 and 2004 that were attributable to allocation of investment gains or losses on investment partnerships were losses of

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
$4.0 million and gains of $7.7 million and $9.1 million, respectively. Of this amount, the total amount of allocation of gains in respect of waived management fees was zero in 2002, $4.3 million in 2003 and $6.3 million in 2004, with the remainder of the gains being generated from direct investment allocations. For the nine months ended September 30, 2004 and 2005, the total allocation of investment gains was $0.5 million and $2.9 million, respectively. The total amount of waived management fees available to be earned by the Firm in the future is $21.8 million. The amount of future revenue to be recognized by the Firm, if any, through allocations of gains in respect of previously waived management fees is subject to the generation of future investment gains.
   The Firm has put in place incentive compensation arrangements that are structured under separate limited liability company agreements in order to incentivize certain of the Firm’s professionals responsible for managing such business. Compensation expense associated with these payments to these individuals was $0 million, $6.8 million and $7.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $5.8 million and $5.8 million for the nine months ended September 30, 2004 and 2005, respectively.

7.	Related Party Transactions
   Included in receivables from related parties are loans to Partners, employees and former employees. Certain employee and former employee loans are collateralized by investments in private equity partnerships managed by subsidiaries of the Firm. The loans collateralized by partnership investments are carried at face value, with reserves established if the value of the collateral falls below the face value of the loan. The remaining loans are not collateralized. The following were the loan balances:

	December 31,		September 30,

	2003	2004	2005

			(as restated)*
Loans to partners, employees, former employees	$12,272	$10,105	$9,227
Reserve for doubtful accounts	(4,208)	(3,892)	(3,528)

	$8,064	$6,213	$5,699

*	See Note 18 to the consolidated financial statements.
   The Firm has historically provided personal office services to Mr. Weisel, its Chairman and Chief Executive Officer. The Firm has borne all costs of these services, including the cost of maintaining the office and related staff who worked for Mr. Weisel in the office. The Firm’s incremental costs attributable to personal office services provided to Mr. Weisel were approximately $275,395 in 2004 and approximately $198,266 and $325,588 in the nine months ended September 30, 2004 and 2005, respectively. No incremental costs were incurred in 2002 or 2003.
   In addition, Mr. Weisel and certain of other employees of the Firm from time to time use an airplane owned by Ross Investments Inc., an entity wholly owned by Mr. Weisel, for business travel. In those instances, the Firm reimburses Ross Investments Inc. for the travel expenses in an amount comparable to the expenses the Firm would have incurred for business travel on commercial airlines for similar trips. In 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005, the Firm paid $193,685, $191,723, $190,650, $150,135 and $98,584, respectively, to Ross Investments Inc. on account of such expenses.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)

8.	Furniture, Equipment, and Leasehold Improvements
   Furniture, equipment, and leasehold improvements consisted of the following:

	December 31,		September 30,

	2003	2004	2005

Leasehold improvements	$65,952	$62,003	$62,471
Equipment, computer hardware, and software	26,552	27,766	28,153
Furniture and artwork	9,696	11,942	11,179
Capital leases (see Note 11)	8,089	6,073	6,448

Total	110,289	107,784	108,251
Less accumulated depreciation and amortization	(63,002)	(70,080)	(76,557)

Total	$47,287	$37,704	$31,694

   Depreciation and amortization expense related to furniture, equipment, computer hardware, software and leasehold improvements totaled $20.9 million, $16.8 million, $10.1 million, $9.0 million and $7.0 million for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005, respectively.

9.	Accrued Expenses and Other Liabilities
   Included in accrued expenses and other liabilities is an accrual for the preferred return and distribution amounts due to the Class D and D-1 shareholders. Also, included in the balance is a liability for lease losses related to office space that the Firm subleased or abandoned due to staff reductions, and an accrual for anticipated settlement amounts with respect to the research matters, as described in Note 13. The liability for lease losses was $8.7 million, $7.5 million and $6.0 million at December 31, 2003 and 2004 and September 30, 2005, respectively, and will expire with the termination of the relevant facility leases through 2010. The provision for lease loss was $7.2 million, $1.4 million, $0.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $0.2 million and $(0.4) million for the nine month periods ended September 30, 2004 and 2005, respectively. The Firm estimates its liability for lease losses as the net present value of the differences between lease payments and receipts under sublease agreements (if any). The remaining balance of the accrued expenses and other liabilities is composed of accounts payable and other accrued liabilities.
   Included in Other expenses in the statement of operations are insurance recoveries of $0.6 million, $0.7 million and $0.7 million for the years ended December 31, 2002, 2003 and 2004 and $0.5 million and $2.9 million for the nine months ended September 30, 2004 and 2005, respectively. These amounts represent recovery of legal expenses the Firm incurred in the past to defend various legal matters and reduce the total expense in the Other expense line item. These amounts are not accrued as recoverable until amounts are considered probable of recovery.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)

10.	Notes Payable
   Scheduled principal payments for borrowings at September 30, 2005 are as follows:

Remainder of 2005	$1,000
2006	6,500
2007	2,832

Total	$10,332

   The borrowings bear interest at London Interbank Offered Rate (LIBOR) plus 2.72% and Prime plus .50%.
   The following are the weighted-average interest rates for these borrowings:

	December 31,		September 30,

	2003	2004	2005

Weighted-average interest rate	3.81%	5.33%	5.95%
   Borrowings under these notes are collateralized by the Firm’s furniture, equipment and leasehold improvements, and private equity investments. These notes contain various covenants and restrictions, the most restrictive of which require the Firm to maintain minimum amounts of net worth, as defined. The Firm was in compliance with the covenants at December 31, 2003 and 2004 as well as at September 30, 2005.
   The Firm has a revolving line of credit for up to $10 million that is collateralized by certain investment banking receivables. There was $0, $0.5 million and $0 million at December 31, 2003 and 2004 and September 30, 2005, respectively, outstanding.
   On November 28, 2005, the Firm entered into a new secured financing arrangement with General Electric Capital Corporation, which increased notes payable by $6.5 million and decreased capital lease obligations by $1.5 million. The loan is secured by furniture, equipment and leasehold improvements. The new borrowing bears interest at LIBOR plus 2.85%.

11.	Capital Leases
   The Firm has entered into various capital leases. Furniture, fixtures, and equipment acquired under these leases consist of the following:

	December 31,		September 30,

	2003	2004	2005

Furniture, fixtures and equipment	$8,089	$6,073	$6,448
Less accumulated amortization	(3,755)	(4,301)	(5,071)

Total	$4,334	$1,772	$1,377

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
   Future minimum lease payments for the above assets under capital leases at September 30, 2005 are as follows ($ in thousands):

Remainder of 2005	$322
2006	1,289
2007	597
2008	69

Total minimum lease payments	2,277
Less amounts representing interest	(162)

Net present value of minimum lease payments	$2,115

   The Firm’s capital lease obligations include obligations to CIT Group/ Equipment Financing Inc., or CIT Group, with principal amounts of $3.1 million, $2.3 million and $1.2 million at December 31, 2003 and 2004 and September 30, 2005, respectively. The Firm’s capital lease agreement with CIT Group contains certain financial covenants with which the Firm is in compliance. The total principal balance under the CIT Group capital lease obligations was $1.8 million as of September 30, 2005. The obligations to CIT Group were paid on November 30, 2005.

12.	Employee Benefits
   The Firm has a defined contribution 401(k) retirement plan (the Plan) which allows eligible employees to invest a percentage of their pretax compensation, limited to the maximum allowed by Internal Revenue Services (IRS) regulations. The Firm, at its discretion, may contribute funds to the Plan. The Firm made no contributions during the years ended December 31, 2002, 2003 and 2004 or the nine-month period ended September 30, 2005.
   The Firm has adopted an “equity award plan” under which employees of the Firm may receive awards or distribution of up to 10% of the value of the Firm on a liquidating event, which includes a sale of the Firm, the consummation of an initial public offering, or other similar event determined in the discretion of the Executive Committee.
   Awards under the plan may be in the form of cash, restricted stock, restricted stock units, stock options or stock appreciation rights in the Firm or a successor or subsidiary entity, interests in a defined contribution pension plan, other property owned by the Firm or other equity-based or debt-based awards. Certain awards under the plan, if granted, would be accounted for in accordance with SFAS No. 123-R, Share-Based Payment. As discussed in Note 17, the Firm is planning an initial public offering and is planning to issue restricted stock units in connection with this equity award plan.

13.	Commitments and Contingencies
   The Firm leases office space and computer equipment under noncancelable operating leases which extend to 2016 and which may be extended as prescribed under renewal options in the lease agreements. The Firm has entered into several noncancelable sub-lease agreements for

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
certain facilities or floors of facilities for partial and full lease terms. As of September 30, 2005, the Firm’s minimum annual lease commitments and related sub-lease income were as follows:

	Minimum		Net Minimum
	Lease	Sub-Lease	Lease
	Payments	Rental Income	Payments

Remainder of 2005	$4,835	$(746)	$4,089
2006	20,133	(2,927)	17,206
2007	19,974	(2,615)	17,359
2008	20,167	(2,330)	17,837
2009	20,225	(2,027)	18,198
2010	15,958	(1,623)	14,335
Thereafter	42,557	—	42,557

	$143,849	$(12,268)	$131,581

   Office rent and computer equipment lease expenses charged to operations for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 were $35.9 million, $27.1 million, $20.1 million, $15.1 million and $13.8 million, respectively.
   The Firm signed a forbearance agreement with the lessor of certain office space it occupies in San Francisco that provided a reduction in the rent payments from January 1, 2004 to March 16, 2005. The forbearance is to be reimbursed in the event the Firm merges with another entity or meets certain financial thresholds as described in the agreement. The Firm believes it is not probable that the forbearance will be reimbursed in the foreseeable future. The maximum potential amount of future payments that could be required to be made approximates $3.3 million. There has been no liability recorded on the Firm’s statement of financial condition for this contingent obligation.
   The Firm has subleased its previously occupied premises in London, United Kingdom. The sublessee has assumed the Firm’s lease through January 25, 2006, but the Firm remains secondarily liable for payment in the event the sublessee defaults. The maximum payment at September 30, 2005 was $0.0 million, as the sublessee’s non-refundable deposit of $0.3 million exceeded the Firm’s remaining obligation.
   The Firm’s Asset Management Subsidiaries are the general partners and sponsors of several affiliated investment partnerships. At September 30, 2005, the Firm’s Asset Management Subsidiaries had commitments to invest an additional $8.6 million into these investment partnerships. Such commitments may be satisfied by direct investments or through waived management fee contributions and are generally required to be made as investment opportunities are identified by the underlying partnerships.
   Legal Contingencies — The nature of the Firm’s business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business.
   In re Initial Public Offering Securities Litigation — The Firm is a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of federal securities laws and seek unspecified damages. Of the 310 issuers named in these cases, the Firm acted as a co-lead manager in 1 offering, a co-manager in 32 offerings, and as a syndicate member in 10 offerings. The Firm has denied liability in connection with this matter. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers’ present or former officers and directors named in the lawsuits. On June 14, 2004, those parties jointly moved for approval of the proposed settlement. By a decision dated October 13, 2004, the federal district court granted plaintiffs’ motion for class certification, and the underwriter defendants have petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision. The Second Circuit has granted that petition, and appellate briefing is underway. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm. However, the potential liability, if any, cannot be determined at this time. Accordingly, the Firm has not recorded any reserve for this matter.
   NASD Investigation — The Firm was the subject of an investigation by the NASD Department of Enforcement in connection with allocations to clients of shares in initial public offerings and alleged failures by the Firm to retain e-mail. The Firm reserved for the matters as of December 31, 2004 and the matter was settled on February 25, 2005. The Firm paid the amount due according to the settlement agreement. The reserve recorded as of December 31, 2004 was adequate to cover the settlement.
   Research Matters — During 2004, the Firm entered into a settlement with the SEC, NYSE, NASD and various state securities regulators to resolve charges that a portion of the Firm’s research was improperly influenced in order to obtain investment banking business in violation of federal or state securities law. During the year ended December 31, 2004, the Firm settled the matter with the various regulators for a total of $10 million in fines and disgorgement and $2.5 million for the provision of independent research over a five-year period. These settlement amounts had previously been accrued by the Firm during the year ended December 31, 2002. Additionally, in 2004, the Firm escrowed $1.25 million to pay costs associated with an independent consultant to procure the independent research noted above. Such costs are being expensed by the Firm as they are incurred.
   In re Friedman’s Inc. Securities Litigation — In September 2003, the Firm acted as lead manager on a follow-on offering of common stock of Friedman’s Inc. Plaintiffs have filed a purported class action suit against Friedman’s and its directors, senior officers and outside accountant as well as the company’s underwriters, including the Firm, in the United States District Court for the Northern District of Georgia, alleging that the registration statement for the offering and a previous registration statement dated February 2, 2002 were fraudulent and materially misleading because they overstated revenue and inventory and understated allowances for uncollectible accounts, and failed to properly account for impairment of a particular investment. Friedman’s is currently operating its business in bankruptcy. The Firm has denied liability in connection with this matter. A consolidated amended complaint has been filed in this matter. On September 7, 2005, the court denied the underwriters’ motion to dismiss. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
   In re Tellium, Inc. Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with Tellium, Inc.’s initial public offering in May 2001. The most recent amended complaint, filed in the United States District Court for the District of New Jersey, alleges claims for securities fraud against Tellium and certain of its directors and senior officers as well as the company’s underwriters, including the Firm and one of the Firm’s former employees. The Firm has denied liability in connection with this matter. On June 30, 2005, the court entered an order that dismissed all of the claims against the Firm and the former employee of the Firm, except for a claim limited to an alleged misstatement in the registration statement relating to the relationship between Tellium and one of its customers. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re AirGate PCS, Inc. Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with a secondary offering of AirGate PCS, Inc. in December 2001. The complaint, filed in the United States District Court for the Northern District of Georgia on May 17, 2002, alleges violations of federal securities laws against AirGate and certain of its directors and officers as well as the company’s underwriters, including the Firm, based on alleged misstatements and omissions in the registration statement. The underwriters’ motion to dismiss was granted by the court in September 2005. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re First Horizon Pharmaceutical Corporation Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with a secondary offering of First Horizon Pharmaceutical Corporation in April 2002. The consolidated amended complaint, filed in the United States District Court for the Northern District of Georgia on September 2, 2003, alleges violations of federal securities laws against First Horizon and certain of its directors and officers as well as the company’s underwriters, including the Firm, based on alleged false and misleading statements in the registration statement and other documents. The underwriters’ motion to dismiss was granted by the court in September 2004. The plaintiffs have appealed to the United States Court of Appeals for the 11th Circuit. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re Merix Securities Litigation — The Firm is a defendant in a purported class action suit brought in connection with an offering involving Merix Corporation in which the Firm served as co-lead manager for the company. Plaintiffs have filed suit against the company and certain of its directors and senior officers as well as the company’s underwriters, alleging false and misleading statements in the registration statement. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including the Firm, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. The Firm has denied liability in connection with this matter. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   Borghetti v. Campus Pipeline — A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus Pipeline in connection with a sell-side mergers and acquisitions engagement in which the Firm

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
acted as a financial advisor to the company. Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against company directors, officers, attorneys and the Firm. On May 3, 2005, the court granted in part and denied in part the Firm’s motion to dismiss, dismissing all claims against the Firm except the breach of fiduciary duty claim. The Firm has denied liability in connection with this matter. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re Leadis Technology, Inc. Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with Leadis Technology, Inc.’s initial public offering in June 2004. The consolidated complaint, filed in the United States District Court for the Northern District of California on August 8, 2005, alleges claims under federal securities laws against Leadis and certain of its directors and officers as well as the company’s underwriters, including the Firm, based on alleged misstatements and omissions in the registration statement. The Firm believes it has meritorious defenses to the actions and intends to vigorously defend such actions as they apply to the Firm.
   IRS Information Requests Relating to Tax Products. The Firm has received requests for information from the Internal Revenue Service, or IRS, regarding the Firm’s referrals of clients to a third-party provider of tax products in 1999, 2000 and 2001. The Firm has cooperated with these requests and believes it has complied with all material regulatory requirements as a referring party. However, if the IRS subsequently charges that these products were “tax shelters” and that the Firm was required to make certain disclosures and registrations as a promoter or organizer of these tax products, the Firm could be liable for monetary penalties. The Firm believes it has substantial support for its position and intends to vigorously defend against any alleged penalties should they be assessed.
   The outcome of these matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Firm’s results of operations in any future period and a significant judgment could have a material adverse impact on the Firm’s financial condition, results of operations and cash flows. In accordance with SFAS No. 5, the Firm reviews the need for any loss contingency reserves and, in the opinion of management, it is not probable that these matters would result in liability, and the amount of loss, if any, can not be reasonably estimated at this time. Accordingly, no reserves have been provided.
   Guarantees — The Firm’s customers’ transactions are introduced to the clearing broker for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to the clearing broker, the Firm may be required to reimburse the clearing broker for losses on these obligations. The Firm has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.
   The Firm is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Firm’s liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Firm to be required to make

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying statement of financial condition for these arrangements.
   Employee Retention Program and Unaccrued Guaranteed Compensation — Consistent with practice in prior years, in January 2005 the Firm awarded guaranteed retention compensation to certain partners and employees for the first half of 2005. Payments associated with the retention program totaled $17.7 million and were fully paid by July 15, 2005. As the awards were not made until 2005, no accrual for this obligation is included in the 2004 financial statements. The obligation was accrued ratably in 2005 from the award date to the date of payment. In addition to the retention program, the Firm had entered into guaranteed compensation agreements prior to December 31, 2004 for services to be provided before and after December 31, 2004. Additional guaranteed compensation agreements were entered into during the nine months ended September 30, 2005. These obligations are being accrued ratably over the service period of the contracts. Total unaccrued obligations at September 30, 2005 for services to be provided subsequent to September 30, 2005 were $18.3 million, of which $1.4 million, $11.1 million, $3.9 million and $1.9 million is to be paid in the remainder of 2005, 2006, 2007 and 2008, respectively. In November 2005, the Firm completed a transaction pursuant to which the responsibility for management and operations of certain of the Firm’s private equity funds, including Thomas Weisel Capital Partners, L.P. and affiliated funds, or TWCP, was assumed by a new general partner (see Note 17). As a result of the transaction, the Firm was released from payments of guaranteed compensation to certain employees of TWCP. Total unaccrued obligations released were $5.0 million, of which $1.2 million and $3.8 million related to payments in 2005 and 2006, respectively.

14.	Financial Instruments with Off-balance Sheet Risk, Credit Risk, or Market Risk
   Concentration of Credit Risk and Market Risk — The majority of TWP’s transactions, and consequently the concentration of its credit exposure, is with its clearing broker. The clearing broker is also the primary source of short-term financing (securities sold, not yet purchased) for the Company, which is collateralized by cash and securities owned by TWP and held by the clearing broker. TWP’s securities owned may be pledged by the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary positions and the clearance of customer securities transactions. As of December 31, 2002, 2003 and 2004 and September 30, 2004 and 2005, TWP’s cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.
   In addition to the clearing broker, TWP is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, TWP may be exposed to credit risk. TWP seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.
   TWP’s trading activities include providing securities brokerage services to institutional and retail clients. To facilitate these customer transactions, TWP purchases proprietary securities positions (“long positions”) in equity securities, convertible and other fixed income securities. TWP also enters into transactions to sell securities not yet purchased (“short positions”), which are recorded as liabilities on the statement of financial condition. TWP is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as TWP’s ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by TWP. The associated interest rate risk of these securities is not deemed material to TWP. Brokerage revenue is primarily attributable to commissions paid by customers from brokerage transactions in equity and convertible debt securities, net trading gains and losses and advisory fees paid to us in the Firm’s private client services group.
   The Firm is also exposed to market risk through its investments in partnership investments and through certain loans to employees collateralized by such investments.
   Included in accrued compensation is an employment agreement whose value is indexed to publicly traded shares of an unrelated entity. This agreement is considered a derivative under applicable GAAP and, accordingly, is being marked to market through compensation and benefits expense in the statement of operations. The fair value of this derivative is $1.8 million, $1.9 million and $2.0 million at December 31, 2003 and 2004 and September 30, 2005, respectively. The Firm has also reduced its exposure to fluctuations in the underlying security by purchasing an identical number of shares of the underlying security. In accordance with the Firm’s stated accounting policy, these shares are carried at market value with fluctuations in value reflected in brokerage revenues in the statement of operations.

15.	Regulated Subsidiaries
   TWP is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and NYSE, which requires the maintenance of minimum net capital. TWP has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that TWP maintain minimum net capital, as defined, of $1.0 million. These rules also require TWP to notify and sometimes obtain approval from the SEC and NYSE for significant withdrawals of capital or loans to affiliates.

	December 31,		September 30,

	2003	2004	2005

Net Capital	$19,137	$43,423	$32,624
Excess	$18,137	$42,423	$31,624
Tentative net capital (as defined)	$34,073	$57,583	$42,266
   TWPIL, a registered U.K. broker-dealer, is subject to the capital requirements of the Securities and Futures Authority Limited. As of December 31, 2003 and 2004 and September 30, 2005, TWPIL was in compliance with its local capital adequacy requirements.

16.	Subordinated Borrowings
   During 2004, TWP entered into a subordinated borrowing facility with an available borrowing amount of $50 million from an affiliate of its clearing broker. The facility is in the form of a revolving note and cash subordination agreement. The terms of the revolving note are defined in an agreement approved by the NYSE and such borrowings, if and when drawn, are available in computing net capital under the Net Capital Rule. To the extent that this note would be required for TWP’s continued compliance with minimum net capital requirements (see Note 15), it may not be repaid. This facility was not used during the year ended December 31, 2004 or during the

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)
nine months ended September 30, 2005. In connection with the Firm’s transitioning to a new clearing broker, in November 2005 the Firm terminated the existing subordinated borrowing facility which had been arranged by the current clearing broker and established a new subordinated borrowing facility of $40 million with the new clearing broker. The new facility contains terms similar to those of the terminated facility and amounts drawn under the new facility are available in computing net capital for regulatory purposes. No amounts have been drawn under the new facility.

17.	Subsequent Events
   In November 2005, the Firm completed a transaction pursuant to which the responsibility for management and operations of certain of the Firm’s private equity funds, including Thomas Weisel Capital Partners, L.P. and affiliated funds, or TWCP, was assumed by a new general partner owned by the Firm’s employees who had been actively involved in the management of those funds. TWCP was formed in 1999 with an original capital commitment of approximately $1.3 billion. The management fees and transaction related fees from TWCP have been reflected in the Firm’s historical results of operations, including $13.8 million, $17.5 million and $16.9 million in 2002, 2003 and 2004, and $12.1 million and $13.1 million in the first nine months of 2004 and 2005, respectively. An affiliate of the Firm remains as a general partner but has no management responsibility. As a result of these arrangements, the Firm does not expect to recognize future revenues in the form of management fees from TWCP but the Firm retains the right to receive distributions with respect to its capital account. In connection with the closing of the transaction, the Firm recorded a loss of approximately $2.0 million in the fourth quarter of 2005, which loss included the prepayment of compensation expenses that would have been paid to the Firm’s employees in 2006 and certain transaction-related expenses that the Firm agreed to assume in connection with the transfer of management responsibility of TWCP.
   In November 2005, the Firm sold its New York Stock Exchange seat for $3.3 million, resulting in a gain on the sale of $1.6 million. The Firm originally acquired the seat in 1999 for $2.7 million, and the asset was written down in 2003 to $1.7 million.
   Initial Public Offering — The Firm is planning an initial public offering. If an initial public offering by the Firm does occur, the Firm will complete a number of reorganization transactions pursuant to a plan of reorganization and merger agreement, which would convert the capital structure of the Firm from a limited liability company to corporate form. The reorganization transactions would be consummated immediately prior to the closing of the initial public offering.
   In connection with the Firm’s reorganization, the members of Thomas Weisel Partners Group LLC will collectively receive shares of common stock of Thomas Weisel Partners Group, Inc. and, in some cases, may also receive additional consideration in the form of notes, in exchange for their membership interests in Thomas Weisel Partners Group LLC. Pursuant to the arrangements relating to the Firm’s reorganization, the redemption rights associated with the Firm’s certain Class C redeemable preference shares, Class D redeemable convertible shares and Class D-1 redeemable convertible shares have been suspended pending the completion of its initial public offering. Following the completion of the initial public offering of the Firm, the holders of these shares will no longer have any rights associated with these shares under the limited liability company agreement of Thomas Weisel Partners Group LLC (including redemption rights and rights to preferred dividends), other than their rights as a stockholder of Thomas Weisel Partners Group, Inc. The notes that certain of these holders may receive in connection with the reorganization will result in approximately $33 million of additional debt for the Firm.

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)

18.	Restatement and Reclassifications
   Subsequent to the issuance of its financial statements as of and for the nine-month period ended September 30, 2005, the Firm determined that errors had been made associated with the accounting for changes in fair value of investments in partnerships. In addition, the Firm determined that the estimated underwriting and corporate finance revenue and the related receivable were overstated as of and for the nine-month period ended September 30, 2005. As a result, the accompanying consolidated financial statements as of and for the nine-month period ended September 30, 2005 have been restated from the amounts previously reported. Additionally, the consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 have been restated from amounts previously reported to correctly reflect the presentation of distributions from investment partnerships as operating activities. Such distribution amounts were previously reported as investing activities.
   Certain financial information as previously reported in the September 30, 2005 financial statements has been reclassified to conform to the current presentation. The most significant reclassifications related to (a) amounts previously reported as other assets have been reclassified to receivables from related parties and (b) an amount previously reported as payable to customers has been reclassified to accrued expenses and other liabilities.

	As of September 30, 2005

	As previously
Consolidated Statement of Financial Condition Data:	reported	As restated

Corporate finance and syndicate receivables	$14,130	$13,381
Investments in partnerships and other securities	43,377	43,315
Receivables from related parties	5,039	5,699
Other assets	13,192	12,600
Total assets	249,429	248,686
Accrued expenses and other liabilities	41,346	41,803
Payable to customers	3,580	3,403
Total liabilities	141,124	141,404
Accumulated deficit	(139,040)	(140,063)
Total members’ deficit	(114,065)	(115,088)

	Period Ended September 30,
	2005

	As previously
Consolidated Statement of Operations Data:	reported	As restated

Investment banking	$48,038	$47,318
Asset management	26,129	25,787
Interest income	3,355	3,439
Total revenues	181,777	180,799
Net revenues	178,210	177,232
Marketing and promotion	9,799	9,828
Other expenses	11,167	11,175
Total expenses	189,547	189,584
Income (loss) before tax	(11,337)	(12,352)
Provision for taxes	1,797	1,805
Net income (loss)	(13,134)	(14,157)
Income (loss) attributable to Class A, B and C shareholders	(24,678)	(25,700)

THOMAS WEISEL PARTNERS GROUP LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2004 (Unaudited) and 2005
(in thousands, except per share amounts and unless otherwise indicated)

	Year Ended December 31,

Consolidated Statement of Cash Flow Data:	2002	2003	2004

Net cash provided by operating activities (as previously reported)	$15,488	$22,673	$19,693
Net cash provided by operating activities (as restated)	$16,342	$24,115	$25,533
Net cash used in investing activities (as previously reported)	$(20,013)	$(4,537)	$(4,633)
Net cash used in investing activities (as restated)	$(20,867)	$(5,979)	$(10,473)

	Nine Months Ended
	September 30,

	2004	2005

	(Unaudited)
Net cash provided by operating activities (as previously reported)	$49,613	$3,584
Net cash provided by operating activities (as restated)	$51,033	$5,525
Net cash used in investing activities (as previously reported)	$(3,389)	$(1,524)
Net cash used in investing activities (as restated)	$(4,809)	$(3,465)

19.	Pro Forma Computation Related to Conversion to Corporation (Unaudited)
   The Pro Forma Computation Related to Conversion to Corporation (Unaudited) presented on the face of the Firm’s Consolidated Statement of Operations is based upon the Firm’s historical consolidated financial statements. The unaudited pro forma financial information for the year ended December 31, 2004 was prepared as if the reorganization transactions that the Firm will complete immediately prior to the closing of its initial public offering had taken place on January 1, 2004. The unaudited pro forma financial information for the nine months ended September 30, 2005 was prepared as if the reorganization transactions that the Firm will complete immediately prior to the closing of its initial public offering had taken place on January 1, 2005.

Thomas Weisel Partners Group, Inc.

5,000,000 Shares

Common Stock

Thomas Weisel Partners LLC	Keefe, Bruyette & Woods
Fox-Pitt, Kelton

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Amount to Be
Paid

SEC registration fee	$9,228.75
NASD filing fee	$9,125.00
Nasdaq National Market fee	$100,000.00
Printing and engraving expenses	$250,000.00
Legal fees and expenses	$1,500,000.00
Accounting fees and expenses	$2,400,000.00
Blue Sky fees and expenses	$15,000.00
Transfer agent and registrar fees	$15,000.00
Fee of Qualified Independent Underwriter	$10,000.00
Miscellaneous	$91,646.25

Total	$4,400,000.00

   Each of the amounts set forth above, other than the SEC registration fee and the NASD filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.
   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eleventh of the Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.
   Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.
   The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Certificate of Incorporation or otherwise as a matter of law.
   The Registrant will also enter into separate indemnification agreements with each of its directors and executive officers, substantially in the form filed as Exhibit 10.5 to this Registration

Statement, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law.
   The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters and the selling stockholders against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.
   As part of the reorganization transactions, the Registrant will issue shares of the Registrant’s common stock, par value $0.01 per share, to the members of Thomas Weisel Partners Group LLC upon the completion of the reorganization transactions. The issuance of the shares of common stock to the members of Thomas Weisel Partners Group LLC will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), because the shares will have been offered and sold in transactions exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 thereunder.

Item 16.	Exhibits and Financial Statement Schedules.
   (a) Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
2	.1**	Plan of Reorganization and Merger Agreement, dated as of October 14, 2005, by and among Thomas Weisel Partners Group LLC, Thomas Weisel Partners Group, Inc. and TWPG Merger Sub LLC
2	.2**	Form of Agreement and Plan of Merger between Thomas Weisel Partners Group, Inc. and Thomas Weisel Partners Group LLC
3	.1**	Certificate of Incorporation
3	.2**	By-Laws
4	.1**	Form of Common Stock Certificate
4	.2**	Form of Registration Rights Agreement
4	.3**	Form of Warrant
5.1		Opinion of Sullivan & Cromwell LLP
10.1		Form of Partners’ Equity Agreement
10.2		Form of Employment Agreement
10.3		Form of Pledge Agreement
10	.4*	Equity Incentive Plan
10.5		Form of Indemnification Agreement
10.6		Form of Tax Indemnification Agreement
10	.7**	Lease, dated as of December 7, 1998, between Post-Montgomery Associates and Thomas Weisel Partners Group LLC, as amended by the First Amendment dated as of June 11, 1999, the Second Amendment dated as of June 11, 1999, the Third Amendment dated as of June 30, 1999, the Fourth Amendment dated as of September 27, 1999, the Fifth Amendment dated as of November 19, 1999, the Sixth Amendment dated as of June 9, 2000, the Seventh Amendment dated as of July 31, 2000, the Eighth Amendment dated as of October 1, 2000, the Ninth Amendment dated as of December 18, 2000, the Tenth Amendment dated as of July 31, 2003 and the Eleventh Amendment dated as of February 5, 2004

Exhibit
Number		Description

10	.8**	Lease, dated as of January 10, 2000, between Teachers Insurance and Annuity Association of America and Thomas Weisel Partners Group LLC, as amended by the First Amendment dated as of February 1, 2000, the Second Amendment dated as of June 21, 2000 and the Third Amendment dated as of October 29, 2003
10	.9**	Lease, dated as of June 21, 2000, between Teachers Insurance and Annuity Association of America and Thomas Weisel Partners Group LLC, as amended by the First Amendment dated as of April 20, 2001 and the Second Amendment dated as of October 8, 2003
10	.10**	Lease, dated as of May 5, 1999, between 390 Park Avenue Associates, LLC and Thomas Weisel Partners Group LLC, as amended by the Letter Agreement dated as of June 3, 1999, the Lease Amendment dated as of October 1, 1999 and the Third Lease Amendment dated as of May 3, 2000
10	.11**	Lease, dated as of June 30, 1999, between Fort Hill Square Phase 2 Associates and Thomas Weisel Partners Group LLC, as amended by the First Amendment dated as of October 25, 1999, the Second Amendment dated as of June 12, 2000 and the Third Amendment dated as of January 8, 2002
10	.12**	Sublease, dated as of July 30, 2004, between Dewey Ballantine LLP and Thomas Weisel Partners Group LLC
10	.13**	Subscription Agreement, dated as of January 18, 2000, between Thomas Weisel Partners Group LLC and California Public Employees’ Retirement System, as amended
10	.14*	Letter Agreement, dated as of January , 2006, between Thomas Weisel Partners Group LLC and California Public Employees’ Retirement System
10	.15**	Alliance Agreement, dated as of November 14, 2001, among Nomura Securities Co., Ltd., Nomura Corporate Advisors Co., Ltd., Nomura Holding America Inc. and Thomas Weisel Partners Group LLC
10	.16*	Thomas Weisel Partners Group, Inc. Bonus Plan
10	.17*	Form of Restricted Stock Unit Award Agreement
10	.18*	Form of Restricted Stock Award Agreement
10	.19*	Form of CEO Employment Agreement
10.20		Loan and Security Agreement among Silicon Valley Bank, Thomas Weisel Capital Management LLC, Thomas Weisel Venture Partners LLC, Thomas Weisel Healthcare Venture Partners LLC and Tailwind Capital Partners LLC, dated as of June 30, 2004
10.21		Unconditional Secured Guaranty by Thomas Weisel Partners Group LLC to Silicon Valley Bank, dated June 15, 2004
10.22		Master Security Agreement between General Electric Capital Corporation and Thomas Weisel Partners Group LLC, dated as of December 31, 2003, as amended by the Amendment dated as of November 30, 2005, the Financial Covenants Addendum No. 1 to Master Security Agreement, dated as of December 31, 2003, and the Financial Covenants Addendum No. 2 to Master Security Agreement, dated as of November 30, 2005
10.23		Revolving Note and Cash Subordination Agreement between National Financial Services LLC and Thomas Weisel Partners LLC, dated as of November 28, 2005
10.24		Note and Revolving Loan Agreement between First Republic Bank and Thomas Weisel Partners Group LLC, dated as of January 5, 2004, as amended by the First Modification Agreement, dated as of July 20, 2005

Exhibit
Number		Description

10.25		Leave and License Agreement, dated as of December 2, 2005, between Tivoli Investments & Trading Company Private Limited and Thomas Weisel International Private Limited
10.26		Leave and License Agreement, dated as of December 2, 2005, between Fitech Equipments (India) Private Limited and Thomas Weisel International Private Limited
21.1		List of Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page of initial filing)
24.2		Power of Attorney

*	To be filed by subsequent amendment.
** Previously filed.

Item 17.	Undertakings.
   (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 17th day of January, 2006.

THOMAS WEISEL PARTNERS GROUP, INC.

By:	/s/ Thomas W. Weisel

Name: Thomas W. Weisel

Title:	Chairman and Chief Executive Officer
   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas W. Weisel Thomas W. Weisel	Director, Chairman and Chief Executive Officer (principal executive officer)	January 17, 2006

/s/ Robert K. West Robert K. West	Chief Financial Officer (principal financial and accounting officer)	January 17, 2006

/s/ B. Kipling Hagopian B. Kipling Hagopian	Director	January 17, 2006

/s/ Timothy A. Koogle Timothy A. Koogle	Director	January 17, 2006

/s/ Michael G. McCaffery Michael G. McCaffery	Director	January 17, 2006

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
2	.1**	Plan of Reorganization and Merger Agreement, dated as of October 14, 2005, by and among Thomas Weisel Partners Group LLC, Thomas Weisel Partners Group, Inc. and TWPG Merger Sub LLC
2	.2**	Form of Agreement and Plan of Merger between Thomas Weisel Partners Group, Inc. and Thomas Weisel Partners Group LLC
3	.1**	Certificate of Incorporation
3	.2**	By-Laws
4	.1**	Form of Common Stock Certificate
4	.2**	Form of Registration Rights Agreement
4	.3**	Form of Warrant
5.1		Opinion of Sullivan & Cromwell LLP
10.1		Form of Partners’ Equity Agreement
10.2		Form of Employment Agreement
10.3		Form of Pledge Agreement
10	.4*	Equity Incentive Plan
10.5		Form of Indemnification Agreement
10.6		Form of Tax Indemnification Agreement
10	.7**	Lease, dated as of December 7, 1998, between Post-Montgomery Associates and Thomas Weisel Partners Group LLC, as amended by the First Amendment dated as of June 11, 1999, the Second Amendment dated as of June 11, 1999, the Third Amendment dated as of June 30, 1999, the Fourth Amendment dated as of September 27, 1999, the Fifth Amendment dated as of November 19, 1999, the Sixth Amendment dated as of June 9, 2000, the Seventh Amendment dated as of July 31, 2000, the Eighth Amendment dated as of October 1, 2000, the Ninth Amendment dated as of December 18, 2000, the Tenth Amendment dated as of July 31, 2003 and the Eleventh Amendment dated as of February 5, 2004
10	.8**	Lease, dated as of January 10, 2000, between Teachers Insurance and Annuity Association of America and Thomas Weisel Partners Group LLC, as amended by the First Amendment dated as of February 1, 2000, the Second Amendment dated as of June 21, 2000 and the Third Amendment dated as of October 29, 2003
10	.9**	Lease, dated as of June 21, 2000, between Teachers Insurance and Annuity Association of America and Thomas Weisel Partners Group LLC, as amended by the First Amendment dated as of April 20, 2001 and the Second Amendment dated as of October 8, 2003
10	.10**	Lease, dated as of May 5, 1999, between 390 Park Avenue Associates, LLC and Thomas Weisel Partners Group LLC, as amended by the Letter Agreement dated as of June 3, 1999, the Lease Amendment dated as of October 1, 1999 and the Third Lease Amendment dated as of May 3, 2000
10	.11**	Lease, dated as of June 30, 1999, between Fort Hill Square Phase 2 Associates and Thomas Weisel Partners Group LLC, as amended by the First Amendment dated as of October 25, 1999, the Second Amendment dated as of June 12, 2000 and the Third Amendment dated as of January 8, 2002
10	.12**	Sublease, dated as of July 30, 2004, between Dewey Ballantine LLP and Thomas Weisel Partners Group LLC

E-1

Exhibit
Number		Description

10	.13**	Subscription Agreement, dated as of January 18, 2000, between Thomas Weisel Partners Group LLC and California Public Employees’ Retirement System, as amended
10	.14*	Letter Agreement, dated as of January , 2006, between Thomas Weisel Partners Group LLC and California Public Employees’ Retirement System
10	.15**	Alliance Agreement, dated as of November 14, 2001, among Nomura Securities Co., Ltd., Nomura Corporate Advisors Co., Ltd., Nomura Holding America Inc. and Thomas Weisel Partners Group LLC
10	.16*	Thomas Weisel Partners Group, Inc. Bonus Plan
10	.17*	Form of Restricted Stock Unit Award Agreement
10	.18*	Form of Restricted Stock Award Agreement
10	.19*	Form of CEO Employment Agreement
10.20		Loan and Security Agreement among Silicon Valley Bank, Thomas Weisel Capital Management LLC, Thomas Weisel Venture Partners LLC, Thomas Weisel Healthcare Venture Partners LLC and Tailwind Capital Partners LLC, dated as of June 30, 2004
10.21		Unconditional Secured Guaranty by Thomas Weisel Partners Group LLC to Silicon Valley Bank, dated June 15, 2004
10.22		Master Security Agreement between General Electric Capital Corporation and Thomas Weisel Partners Group LLC, dated as of December 31, 2003, as amended by the Amendment dated as of November 30, 2005, the Financial Covenants Addendum No. 1 to Master Security Agreement, dated as of December 31, 2003, and the Financial Covenants Addendum No. 2 to Master Security Agreement, dated as of November 30, 2005
10.23		Revolving Note and Cash Subordination Agreement between National Financial Services LLC and Thomas Weisel Partners LLC, dated as of November 28, 2005
10.24		Note and Revolving Loan Agreement between First Republic Bank and Thomas Weisel Partners Group LLC, dated as of January 5, 2004, as amended by the First Modification Agreement, dated as of July 20, 2005
10.25		Leave and License Agreement, dated as of December 2, 2005, between Tivoli Investments & Trading Company Private Limited and Thomas Weisel International Private Limited
10.26		Leave and License Agreement, dated as of December 2, 2005, between Fitech Equipments (India) Private Limited and Thomas Weisel International Private Limited
21.1		List of Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page of initial filing)
24.2		Power of Attorney

*	To be filed by subsequent amendment.
** Previously filed.

E-2